SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2009	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                           No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: May 14, 2009	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                                   Press Release

CAE reports fourth quarter and full-year results for fiscal year 2009

Annual revenue increased 17% to C$1.66 billion Annual net earnings increased 31% to C$199 million

Record military orders of C$1.1 billion and civil orders of C$847 million contributed to consolidated backlog of C$3.2 billion Measures introduced to strengthen CAE’s future position and to size company to market conditions

Montreal, May 14, 2009 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the fourth quarter and fiscal year ended March 31, 2009. Earnings from continuing operations were $51.3 million ($0.20 per share) this quarter, compared to $47.0 million ($0.18 per share) in the fourth quarter of last year. Earnings from continuing operations for the year were $200.5 million ($0.79 per share) compared to $164.8 million ($0.65 per share) last year. All financial information is in Canadian dollars.

Summary of consolidated results
(amounts in millions, except
operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$1,662.2	1,423.6	438.8	424.6	406.7	392.1	366.6
Earnings before interest
and income taxes		$303.6	251.5	78.1	78.7	75.5	71.3	69.7
(EBIT)
As a % of revenue	%	18.3	17.7	17.8	18.5	18.6	18.2	19.0
Earnings from
		$200.5	164.8	51.3	53.3	48.9	47.0	47.0
continuing operations
Results from
		$(1.1)	(12.1)	–	–	(0.2)	(0.9)	(11.4)
discontinued operations
Net earnings		$199.4	152.7	51.3	53.3	48.7	46.1	35.6
Backlog		$3,181.8	2,899.9	3,181.8	2,942.8	2,741.8	2,847.9	2,899.9

Consolidated revenue this quarter was $438.8 million compared to $366.6 million in the fourth quarter last year. Consolidated revenue for the year was $1.66 billion, compared to $1.42 billion in 2008.

Net earnings, including the impact of discontinued operations, were $51.3 million in the fourth quarter and $199.4 million for the year.

Fourth-quarter consolidated earnings before interest and taxes(1) (EBIT) were $78.1 million, or 17.8% of revenue. EBIT for the year was $303.6 million, or 18.3% of revenue compared with $251.5 million last year, or 17.7% of revenue.

“CAE delivered a strong performance this past fiscal year because we successfully executed our diversification strategy and maintained our financial discipline,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “The impact of the aerospace market downturn to date has been mitigated by our geographic diversification, our backlog of civil orders from the past few years, and from the portion of our business that is defence related. For the first time in our history, military orders exceeded $1 billion.

During the past five years we have been unrelenting in our pursuit of diversification, innovation and productivity. We have made good progress and succeeded to overcome a number of major challenges.

Marc Parent, Executive Vice President and COO, has recently led a comprehensive corporate review to identify additional opportunities for synergies among our four business units and within our global structure. We are now implementing a series of organizational changes which will make CAE even more competitive by bringing its senior people closer to our customers while increasing efficiency. Concurrent with this initiative, we are taking further actions required to size the company to current and expected market conditions.

In order to better serve our customers, we are refining our business structure to create a leaner, more regionally accountable organization that will compete even more effectively in the market. We are placing greater responsibility within our regions to reduce costs and to provide more decision-making capabilities to those closest to our customers. This reorganization provides a more efficient management structure that derives synergies through shared services for engineering, manufacturing and support functions. We are consolidating the leadership of our two civil business segments to provide customers with a single portfolio of solutions.

Aerospace companies are facing extraordinary challenges and CAE is being tested as well. Our military business has never been stronger but we expect civil orders to decline in the current context. As a result, we are taking exceptional actions which will be concentrated in two phases – the first of which is already underway. Overall, we will be laying off 700 of our 7,000 employees, which represents 10 percent of our workforce: 380 in the coming weeks and the balance in the fall. All employees affected will be advised in the coming days. Approximately 600 out of the 700 employees affected are based in Montreal where we produce our civil simulators. The rest are based in our other locations around the world. Included in the layoffs are 70 management positions.

We regret the hardship this will cause those affected and we are grateful to all of our employees for their dedication. We intend to do what we can to help them through this difficult period. We estimate a restructuring expense of approximately $34 million for both phases to be recorded in the first quarter of fiscal year 2010.

We are implementing cost-containment measures that will allow us to secure other jobs. Effective immediately, management and most other employees globally will be subject to a salary freeze and will have five mandatory furlough days over the current fiscal year. We have also introduced new limits on overtime, and we are offering early retirement incentives to qualifying employees.

These initiatives will allow us to substantially offset the cost of the reorganization this year and we expect annualized recurring cost savings of about $15 million going forward.

Change is part of our culture and CAE’s employees have a proven ability to adapt. We have a well diversified base and a sound financial structure, and now we have a plan to manage the downturn while still delivering value to shareholders. Our reorganization will position us to take advantage of the eventual upturn in the civil market and to emerge even stronger when the market recovers.”

Business segment highlights

With more than $544 million of military orders in the fourth quarter alone, we concluded the fiscal year with record order activity in our military segments. Military orders totaled $1.09 billion and represented the largest annual military order intake in CAE’s history. Key contract awards included the Government of Canada C-130J aircrew training, a contract extension with the Commonwealth of Australia for training support services and a contract to develop Hawk 128 full-mission simulators for the U.K.’s Military Flying Training System (MFTS) program. As well, we won a series of contracts with the U.S. Navy for MH-60S/R simulators. Fiscal year 2009 also marked for CAE and our partners the inauguration of NH90 helicopter training at the German Army Aviation School in Bueckeburg.

In Training and Services/Civil we secured training and services contracts valued at approximately $464 million and succeeded in growing our average RSEUs (Revenue Simulator Equivalent Units) by approximately 10% year over year. RSEUs were 118 for the fiscal year and 123 for the fourth quarter. With simulator builds and deployments already in progress, we expect a further 10% increase in average annual RSEUs by the end of fiscal 2010 as we develop a critical mass of simulator types to target the already installed base of aircraft.

We won orders for four civil full-flight simulators (FFSs) during the fourth quarter, bringing the total number for the fiscal year to 34. Since the start of the new fiscal year we have announced two FFS sales. We currently expect to receive approximately 20 orders for fiscal year 2010 and will update this figure as the year progresses and market conditions become clearer. We continued to have success with our breakthrough CAE 5000 full-flight simulator with sales to Aeroflot Russian Airlines, Avianca Airlines of Columbia, Sofia Flight Training of Bulgaria, the Zhuhai Flight Training Centre in China and the Embraer CAE Training Services joint venture.

At the end of the fourth quarter we reaffirmed our commitment to technological leadership with the announcement of Project Falcon, a five-year investment plan for up to $714 million for research and development, which is expected to maintain or create approximately 1,000 high-value jobs over the next five years.

Civil segments

Training & Services/Civil (TS/C)

Financial results
(amounts in millions, except
operating margins, RSEU and
FFSs deployed)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$460.5	382.1	121.4	120.9	108.0	110.2	104.5
Segment operating income		$85.1	73.5	23.7	21.6	19.1	20.7	23.8
Operating margins	%	18.5	19.2	19.5	17.9	17.7	18.8	22.8
Backlog		$1,006.4	963.3	1,006.4	1,036.0	907.6	932.7	963.3
RSEU		118	108	123	118	118	114	110
FFSs deployed		141	124	141	135	133	132	124

Fourth quarter revenue in the TS/C segment increased 16% over the same period last year. Good operational performance, the deployment of additional RSEUs to our network and results from acquired companies, Sabena Flight Academy and Academia Aeronautica de Evora S.A. mainly explain the increase. As well, the weaker Canadian dollar against our main operating currencies helped to offset market pressures in North America and preliminary indications of softness in Europe.

Revenue for the year was up 21% to $460.5 million.

Segment operating income was $23.7 million (19.5% of revenue) in the fourth quarter, compared to $21.6 million (17.9% of revenue) last quarter and $23.8 million (22.8% of revenue) in the fourth quarter last year. We made further progress integrating Sabena Flight Academy and continued to ramp-up our North East and Burgess Hill training centres. These gains were partially offset by market pressure in North America.

For the year, segment operating income increased 16% to $85.1 million (18.5% of revenue), compared to $73.5 million (19.2% of revenue) last year.

New orders for the year totalled $463.7 million, and segment backlog reached $1,006.4 million. The book-to-sales ratio was 1.01x.

Simulation Products/Civil (SP/C)

Financial results
(amounts in millions, except
operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$477.5	435.3	107.3	119.3	114.3	136.6	106.5
Segment operating income		$92.1	94.9	18.5	22.8	23.4	27.4	23.8
Operating margins	%	19.3	21.8	17.2	19.1	20.5	20.1	22.3
Backlog		$288.2	381.8	288.2	359.5	343.4	373.2	381.8

Revenue in the SP/C segment was $107.3 million during the fourth quarter, stable compared to the same period last year. Revenue for the year reached $477.5 million, an increase of 10% over the prior year. We delivered 38 FFSs to our customers in fiscal year 2009 compared to 29 in 2008.

Segment operating income was $18.5 million (17.2% of revenue) in the fourth quarter, down by 22% over the same period last year. We had a $2.2 million charge resulting from a hedging instrument that was unwound following the termination of a contract with a customer. As well, the weaker Canadian dollar resulted in higher costs on U.S. dollar and euro-denominated content.

For the year, segment operating income was $92.1 million (19.3% of revenue), $2.8 million lower than last year as a result of the higher costs noted above and a lower contribution from our research and development cost-sharing program Project Phoenix.

During the year, we received orders for 34 civil FFSs. Orders for the year totalled $383.2 million, and segment backlog reached $288.2 million.

Military segments

Revenue in the fourth quarter for our combined Military business was $210.1 million and operating income was $35.9 million, resulting in an operating margin of 17.1%.

Combined revenue for the year was $724.2 million and operating income was $126.4 million, resulting in an operating margin of 17.5%.

Combined new orders totaled a record $1,093.3 million, up 47% compared to $746.1 million booked in fiscal 2008. For the year, the book-to-sales ratio was 1.51x.

Simulation Products/Military (SP/M)

Financial results
(amounts in millions, except
operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$483.5	383.7	143.6	125.5	126.0	88.4	101.5
Segment operating income		$87.7	51.7	26.8	25.7	21.6	13.6	14.5
Operating margins	%	18.1	13.5	18.7	20.5	17.1	15.4	14.3
Backlog		$893.0	765.1	893.0	714.0	705.6	752.6	765.1

Revenue in the SP/M segment was $143.6 million in the fourth quarter, up by 41% year over year. The increase comes mainly from a higher level of activity on a number of our simulator contracts awarded in fiscal 2009 – most notably on our various NH90 programs – combined with the positive impact of a lower Canadian dollar.

Revenue for the year was $483.5 million, up 26% because of higher activity levels on helicopter and transport aircraft programs.

Segment operating income this quarter was $26.8 million (18.7% of revenue), up 85% year over year.

Segment operating income for the year was $87.7 million (18.1% of revenue), up 70% year over year.

Improvements in both periods are the result of increased activity, higher contributions to R&D from Project Phoenix in keeping with higher business volume, higher investment tax credits, and our attainment of milestones on several NH90 programs.

New orders for the year totalled $599.4 million and segment backlog reached $893.0 million at the end of the year, for a book-to-sales ratio of 1.24x.

Training & Services/Military (TS/M)

Financial results
(amounts in millions, except
operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$240.7	222.5	66.5	58.9	58.4	56.9	54.1
Segment operating income		$38.7	31.4	9.1	8.6	11.4	9.6	7.6
Operating margins	%	16.1	14.1	13.7	14.6	19.5	16.9	14.0
Backlog		$994.2	789.7	994.2	833.3	785.2	789.4	789.7

Revenue in the TS/M segment was $66.5 million for the fourth quarter, up by 23% year over year.

Revenue for the year in the TS/M segment was $240.7 million, up by 8% over last year.

We had a high level of activity this year in our Professional Services business and from the SE Core program in the U.S. As well, we benefitted from the lower Canadian dollar against the euro and the U.S. dollar, which was partially offset by the weakness of the British pound.

Segment operating income was $9.1 million this quarter, up 20% from the same period last year as we had higher volume and better margins on some maintenance service contracts. We also received a $1.2 million dividend from a U.K.-based investment, which was not received during the fourth quarter of fiscal 2008. This dividend is recurring but is not necessarily received during the same fiscal quarter.

Segment operating income for the year was $38.7 million, 23% higher than last year as a result of the benefits described above.

New orders this year totalled $493.9 million and segment backlog reached $994.2 million at the end of the year. The book-to-sales ratio was 2.05x.

Cash flow and financial position

This year we generated $195.5 million of net cash from continuing operations. We invested $54.5 million in maintenance capital expenditures, and paid cash dividends of $29.6 million. As a result, we generated free cash flow(2) of $106.4 million. This is $55.9 million lower than last year as a result of higher investment in non-cash working capital (up $78.9 million) and higher dividends (up 19.8 million) to shareholders.

Inventory has increased by $104.3 million due to the growth of unbilled sales.

Total capex in FY2009 was $203.7 million of which $149.2 million was for investment in growth capital expenditures. We expect total capital expenditures in fiscal year 2010 to be approximately $150 million.

Net debt(3) was $285.1 million at March 31, 2009, up $161 million from last year mainly from lower cash before proceeds and repayment of long-term debt and the depreciation of the Canadian dollar against our foreign-denominated debt.

CAE will pay a dividend of $0.03 per share on June 30, 2009 to shareholders of record at the close of business on June 15, 2009.

Additional consolidated financial results Orders and backlog

The consolidated backlog was $3.182 billion at the end of this year, compared to $2.900 billion at the end of last year. New orders of $1.940 billion were added to backlog, offset by $1.662 billion in revenue generated from backlog.

Income taxes

Income taxes were $82.9 million this year, representing an effective tax rate of 29%. This is lower than the 30% rate the year prior because of the mix of income we generated in various jurisdictions. We expect the effective income tax rate for fiscal 2010 to be approximately 31%.

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/Q4FY09.

CAE’s audited annual financial statements and management’s discussion and analysis for the year ended March 31, 2009 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call

CAE will host a conference call today at 12:30 p.m. EST for analysts, institutional investors and the media. North American participants can listen to the conference by dialing +1-866-540-8136 or +1-514-868-1042. Overseas participants can dial +800-9559-6849 or +1-514-868-1042. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.6 billion, CAE employs approximately 7,000 people at more than 75 sites and training locations in 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices.

More than 75,000 crewmembers train yearly in our global network of 27 civil aviation and military training centres. We also offer modelling and simulation software to various market segments and through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2008. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our web site the English MD&A for the fiscal year 2009. The forward-looking statements contained in this news release represent our expectations as of May 14, 2009 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited)
As at March 31
(amounts in millions of Canadian dollars)	2009	2008

Assets
Current assets
Cash and cash equivalents	$195.2	$255.7
Accounts receivable	322.4	255.0
Inventories	334.2	229.9
Prepaid expenses	31.3	32.7
Income taxes recoverable	11.5	39.0
Future income taxes	5.3	14.1
	$899.9	$826.4
Property, plant and equipment, net	1,302.4	1,046.8
Future income taxes	86.0	64.3
Intangible assets	77.1	62.0
Goodwill	159.1	115.5
Other assets	151.6	138.2
	$2,676.1	$2,253.2

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$540.4	$482.7
Deposits on contracts	203.8	209.3
Current portion of long-term debt	125.6	27.3
Future income taxes	20.9	16.8
	$890.7	$736.1
Long-term debt	354.7	352.5
Deferred gains and other long-term liabilities	185.6	184.9
Future income taxes	40.0	31.2
	$1,471.0	$1,304.7

Shareholders’ equity
Capital stock	$430.2	$418.9
Contributed surplus	10.1	8.3
Retained earnings	813.3	644.5
Accumulated other comprehensive loss	(48.5)	(123.2)
	$1,205.1	$948.5
	$2,676.1	$2,253.2

Consolidated Financial Statements

Consolidated Statements of Earnings

	Three months ended		Twelve months ended
(Unaudited)		March 31		March 31
(amounts in millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Revenue	$438.8	$366.6	$1,662.2	$1,423.6
Earnings before interest and income taxes	$78.1	$69.7	$303.6	$251.5
Interest expense, net	5.1	4.7	20.2	17.5
Earnings before income taxes	$73.0	$65.0	$283.4	$234.0
Income tax expense	21.7	18.0	82.9	69.2
Earnings from continuing operations	$51.3	$47.0	$200.5	$164.8
Results of discontinued operations	–	(11.4)	(1.1)	(12.1)
Net earnings	$51.3	$35.6	$199.4	$152.7
Basic earnings per share from continuing operations	$0.20	$0.19	$0.79	$0.65
Diluted earnings per share from continuing operations	$0.20	$0.18	$0.79	$0.65
Basic and diluted earnings per share	$0.20	$0.14	$0.78	$0.60
Weighted average number of shares outstanding (basic)	254.9	253.9	254.8	253.4
Weighted average number of shares outstanding (diluted) (1)	254.9	254.9	255.0	254.6

(1) For the three months ended March 31, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
Year ended March 31, 2009
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of year	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Stock options exercised	1,077,200	9.3	–	–	–	9.3
Transfer upon exercise of
stock options	–	1.0	(1.0)	–	–	–
Stock dividends	99,407	1.0	–	(1.0)	–	–
Stock-based
compensation	–	–	2.8	–	–	2.8
Net earnings	–	–	–	199.4	–	199.4
Dividends	–	–	–	(29.6)	–	(29.6)
Other comprehensive
income	–	–	–	–	74.7	74.7
Balances,
end of year	255,146,443	$430.2	$10.1	$813.3	$(48.5)	$1,205.1

(Unaudited)
Year ended March 31, 2008
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of year	251,960,449	$401.7	$5.7	$510.2	$(87.7)	$829.9
Shares issued	169,851	0.8	–	–	–	0.8
Stock options exercised	1,814,095	13.9	–	–	–	13.9
Transfer upon exercise of
stock options	–	2.2	(2.2)	–	–	–
Stock dividends	25,441	0.3	–	(0.3)	–	–
Stock-based
compensation	–	–	4.8	–	–	4.8
Cumulative effect of
implementing
accounting standards	–	–	–	(8.3)	(3.5)	(11.8)
Net earnings	–	–	–	152.7	–	152.7
Dividends	–	–	–	(9.8)	–	(9.8)
Other comprehensive loss	–	–	–	–	(32.0)	(32.0)
Balances,
end of year	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	Three months ended			Twelve months ended
(Unaudited)		March 31			March 31
(amounts in millions of Canadian dollars)	2009	2008		2009	2008
Net earnings	$51.3	$35.6		$199.4	$152.7
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange gains (losses) on translation of
financial statements of self-sustaining foreign operations	$18.0	$63.7		$113.3	$(50.2)
Net change in (losses) gains on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations	(1.2)	(1.3)		(7.7)	15.7
Reclassifications to income	–	–		(1.9)	–
Income tax adjustment	(1.0)	(1.2)		(1.3)	(0.6)
	$15.8	$61.2		$102.4	$(35.1)
Net changes in cash flow hedge
Net change in (losses) gains on derivative items designated
as hedges of cash flows	$(11.5)	$(14.1)		$(48.8)	$29.7
Reclassifications to income or to the related
non-financial assets or liabilities	5.8	(6.3)		10.4	(25.2)
Income tax adjustment	0.3	6.6		10.7	(1.4)
	$(5.4)	$(13.8)		$(27.7)	$3.1
Total other comprehensive income (loss)	$10.4	$47.4		$74.7	$(32.0)
Comprehensive income	$61.7	$83.0		$274.1	$120.7

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign			Accumulated
(Unaudited)	Currency				Other
As at and for the year ended March 31, 2009	Translation	Cash Flow		Comprehensive
(amounts in millions of Canadian dollars)	Adjustment		Hedge		Loss
Balance in accumulated other comprehensive
loss at beginning of year	$(122.8)	$(0.4)		$(123.2)
Details of other comprehensive loss:
Net change in gains (losses)	105.6		(48.8)		56.8
Reclassifications to income or to the related
non-financial assets or liabilities	(1.9)		10.4		8.5
Income tax adjustment	(1.3)		10.7		9.4
Total other comprehensive income for the year	$102.4	$(27.7)		$74.7
Balance in accumulated other comprehensive
loss at end of year	$(20.4)	$(28.1)		$(48.5)

Consolidated Statements of Cash Flows

	Three months ended		Twelve months ended
(Unaudited)		March 31		March 31
(amounts in millions of Canadian dollars)	2009	2008	2009	2008
Operating activities
Net earnings	$51.3	$35.6	$199.4	$152.7
Results of discontinued operations	–	11.4	1.1	12.1
Earnings from continuing operations	$51.3	$47.0	$200.5	$164.8
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation	18.3	15.1	71.3	60.6
Financing cost amortization	0.2	0.2	0.8	0.8
Amortization and write down of intangible and other
assets	6.7	4.2	19.7	16.9
Future income taxes	(7.6)	(3.7)	8.0	26.4
Investment tax credits	9.3	5.6	19.9	15.4
Stock-based compensation plans	4.0	(1.1)	(11.5)	(0.8)
Employee future benefits, net	0.2	0.4	0.4	0.1
Amortization of other long-term liabilities	(2.7)	(1.1)	(9.6)	(6.8)
Other	(3.9)	(8.9)	(9.4)	(0.8)
Changes in non-cash working capital	(4.6)	73.2	(94.6)	(15.7)
Net cash provided by operating activities	$71.2	$130.9	$195.5	$260.9
Investing activities
Business acquisitions (net of cash and cash equivalents
acquired)	$(2.4)	$(1.1)	$(41.5)	$(41.8)
Capital expenditures	(62.8)	(48.3)	(203.7)	(189.5)
Deferred development costs	(3.1)	(2.6)	(10.5)	(16.5)
Deferred pre-operating costs	0.5	(3.0)	(1.8)	(3.9)
Other	(2.0)	(1.2)	(5.0)	(5.5)
Net cash used in investing activities	$(69.8)	$(56.2)	$(262.5)	$(257.2)
Financing activities
Net borrowing under revolving unsecured credit facilities	$ –	$(30.0)	$ –	$ –
Proceeds from long-term debt, net of transaction costs and
debt basis adjustment	11.2	16.0	50.3	141.1
Reimbursement of long-term debt	(5.1)	(16.5)	(27.8)	(37.4)
Dividends paid	(7.6)	(2.4)	(29.6)	(9.8)
Common stock issuance	0.9	0.2	9.3	13.9
Other	(4.3)	(0.1)	(13.4)	(5.9)
Net cash (used in) provided by financing activities	$(4.9)	$(32.8)	$(11.2)	$101.9
Effect of foreign exchange rate changes on cash and
cash equivalents	$0.9	$12.8	$17.7	$(0.1)
Net (decrease) increase in cash and cash equivalents	$(2.6)	$54.7	$(60.5)	$105.5
Cash and cash equivalents at beginning of period	197.8	201.0	255.7	150.2
Cash and cash equivalents at end of period	$195.2	$255.7	$195.2	$255.7

Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2009

1. HIGHLIGHTS FINANCIAL FOURTH QUARTER OF FISCAL 2009 Higher revenue over last quarter and year over year

  Consolidated revenue was $438.8 million this quarter, $14.2 million or 3% higher than last quarter and $72.2 million or 20% higher than the same quarter last year.

Earnings and diluted earnings per share from continuing operations were lower than last quarter and higher year over year

  Earnings from continuing operations were $51.3 million (or $0.20 per share) this quarter, compared to $53.3 million (or $0.21 per share) last quarter, representing a decrease of $2.0 million or 4%, and compared to $47.0 million (or $0.18 per share) in the fourth quarter of last year, representing an increase of $4.3 million or 9%.

Positive free cash flow[1] at $33.9 million

  Net cash provided by continuing operations was $71.2 million this quarter, compared to $93.6 million last quarter and $130.9 million in the fourth quarter of last year;

  Maintenance capital expenditures and other assets were $29.7 million this quarter, compared to $14.5 million last quarter and $10.2 million in the fourth quarter of last year;

  Cash dividends were $7.6 million this quarter, compared to $7.4 million last quarter and $2.4 million in the fourth quarter of last year.

FISCAL 2009 Higher revenue year over year

  Consolidated revenue was $1,662.2 million this year, $238.6 million or 17% higher than last year.

Higher earnings, net earnings and diluted earnings per share from continuing operations

  Earnings from continuing operations were $200.5 million (or $0.79 per share) this year, compared to $164.8 million (or $0.65 per share) last year, representing an increase of $35.7 million or 22%;

  Net earnings were higher than last year by $46.7 million or 31%.

Positive free cash flow at $106.4 million

  Net cash provided by continuing operations was $195.5 million this year, compared to $260.9 million last year;

  Maintenance capital expenditures and other assets were $59.5 million this year, compared to $88.8 million last year;

  Cash dividends were $29.6 million this year, compared to $9.8 million last year.

Capital employed[1] ending at $1,490.2 million

  Capital employed increased by $417.6 million or 39% this year;

  Property, plant and equipment increased by $255.6 million, of which $95.8 million was due to foreign exchange;

  Non-cash working capital increased by $77.7 million in fiscal 2009, ending at negative $60.4 million;

  Net debt1 increased by $161.0 million this year, ending at $285.1 million.

ORDERS

  Total order intake was $1,940.2 million, up 16% over last year;

  Total backlog1 was $3,181.8 million as at March 31, 2009, 10% higher than last year.

Training & Services/Civil obtained contracts expected at $464 million

  Signed a three-year delivery services contract with American Eagle for web-based pilot training courseware for their EMB 145 fleet;

  Signed a five-year deal with flydubai to provide wet and dry lease training on their B737NG fleet at our Emirates-CAE Flight Training Centre (ECFT);

  Signed a pilot provisioning one-year renewal agreement with Koninklijke Luchtvaartschool (KLS) for ab-initio practical flight training;

  Signed a three-year deal with UltraAir to provide wet lease training on their mixed fleet of Learjets at our Dallas training centre;

  Signed a two-year deal with Spirit Jets to provide wet lease training on their fleet of Lear 35, 55 and 60 aircraft at our Dallas training centre;

  Signed a three-year deal with Werner Trucking Corporation to provide wet lease training on their fleet of Falcon 50 and Falcon 900 aircraft at our Dallas training centre;

  Signed a five-year contract with Home Depot to provide a comprehensive range of pilot, technical and cabin crew training for its fleet of Dassault Falcon aircraft;

  Signed a three-year deal with Elite Jets for Gulfstream G450 and Hawker 850XP training at our Emirates-CAE Flight Training centre (ECFT);

1 Non-GAAP measure (see Section 3.7).

Management’s Discussion and Analysis

  Engaged in a long-term alliance with Honeywell under which we will become the preferred provider of training services for business, commercial and military aviation for Honeywell Aerospace;

  Signed a five-year contract with Gulf Helicopter Company for training on the Bell 412. The training program includes simulator training on the CAE Bell 412 full-flight simulator, enhanced classroom-based training and crew resource management (CRM);

  Signed a three-year contract with Executive AirShare to provide wet training on a number of platforms within their fleet of aircraft;

  Signed a two-year deal with Air America Flight Services to provide wet training for its fleet of aircraft;

  Signed a two-year contract with Kingfisher to provide wet and dry training on the ATR72-500 in Brussels, Belgium;

  Signed a three-year contract with Air Malta to provide wet and dry training on the A320 in Burgess Hill, U.K.;

  Selected by XOJET to provide initial training for its new fleet of Bombardier Challenger 300 aircraft, which entered into service, at our business aviation training centre in Morristown, New Jersey. A new Challenger 300 full-flight simulator was entered into service to support XOJET’s initial training as well as CAE’s Authorized Training Provider agreement with Bombardier;

  Signed a five-year contract with Air Transat A.T. Inc. to provide pilot training on Airbus A330 and A310 platforms;

  Signed a three-year contract with Jet Alliance for the provision of ground-school and simulator training on the GV/550;

  Signed an agreement with Air Nostrum to extend their current contract on the CRJ200 and Dash 8 until 2014 and to provide additional training platforms;

  Signed agreements to source, recruit and train more than 600 candidate pilots over a four-year period for Jazeera Airways, Kingfisher Airlines and Wizz Air.

Simulation Products/Civil won over $383 million of orders including a net total of 34 full-flight simulators (FFSs)

CAE 7000 Series A320 FFSs

  One to Ansett Aviation Training;

  One to the CAE Bangalore training centre;

  One to British Airways;

  One to Flight Simulation Company;

  Two to Saudi Arabian Airlines;

  One to Air China/Shandong Airlines;

  One to Emirates-CAE Flight Training (ECFT).

CAE 5000 Series A320 FFSs

  Two to the Zhuhai Flight Training Centre;

  One to Aeroflot Russian Airlines;

  One to Avianca Airlines;

  One to Sofia Flight Training.

B737 FFSs

  One to Skymark Airlines of Japan;

  One to Southwest Airlines;

  Two to Air China/Shandong Airlines.

B737NG FFSs

  One to the CAE Bangalore training centre;

  One to American Airlines;

  Two to Continental Airlines.

B777 FFSs

  One to Lufthansa Flight Training GmbH;

  One to Etihad Airways;

  One to Air New Zealand.

A330/340 FFSs

  One to Lufthansa Flight Training GmbH;

  One to Hua-Ou Aviation Training Centre.

Other

  One B787 FFS to Air New Zealand;

  One Embraer 190 FFS to Swiss Aviation Training;

  One B747-8 FFS to Cathay Pacific Airlines;

  One EMB 170 FFS to Suzuyo;

  One CAE 5000 Series Phenom 100 FFS to the Embraer CAE Training Services joint venture;

  One Global Express FFS to Bombardier;

  One EMB 170/190 FFS to Embraer;

  One B757 FFS to an undisclosed customer.

2 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Simulation Products/Military won over $599 million of orders for new training systems and upgrades

  Two C-130J full-mission simulators (FMSs), one C-130J flight training device (FTD) and complementary training equipment to Canada’s Department of National Defence (DND) under the Operational Training Systems Provider (OTSP) program;

  One full-mission simulator (FMS) hosting four different types of helicopter cockpits to the Helicopter Academy to Train by Simulation of Flying (HATSOFF), a joint venture equally owned by Hindustan Aeronautics Limited (HAL) and CAE;

  One C-130J weapon system trainer (WST) to Lockheed Martin for the Indian Air Force;

  One C-130H weapon system trainer (WST) to Lockheed Martin for the Algerian Air Force;

  One engineering flight simulator (EFS) to The Boeing Company to be used in the development of the U.S. Navy P-8A Poseidon maritime patrol aircraft;

  One E-3A flight training device (FTD) to the NATO Airborne Early Warning and Control (AEW&C) Program Management Agency (NAPMA);

  Upgrades to the MH-60L Black Hawk and MH-47G Chinook combat mission simulators (CMS) operated by the U.S. 160th Special Operations Aviation Regiment–Airborne;

  One MH-60R avionics maintenance trainer (AMT) for the United States Navy;

  One MH-60S operational flight trainer for the U.S. Navy;

  Visual upgrade to a Eurocopter EC135 simulator used in training by the German Army at its Army Flying School in Bückeburg;

  One EC135 flight training device to Eurocopter to be used in training by the Polish Army;

  Contract option exercised for increasing rapid database production on the U.S. Army Synthetic Environment Core (SE Core Program);

  One MH-60R tactical operational flight trainer for the U.S. Navy;

  One NH90 full-mission flight trainer and one NH90 virtual sensor trainer for the Netherlands Ministry of Defence, awarded to Rotorsim, a consortium with equal participation between CAE and AgustaWestland;

  Upgrades to the Chinook full-mission simulator used in training by the U.K. Royal Air Force in Benson;

  Two Hawk 128 full-mission simulators (FMSs) for the Lockheed Martin and VT Group joint venture, which will provide comprehensive training to all new U.K. military aircrew across the Royal Navy, Army and Royal Air Force;

  One MH-60R avionics maintenance trainer for the U.S. Navy;

  Updated Synthetic Environment for the Eurofighter FMS and cockpit trainer in operation by various European nations.

Training & Services/Military awarded contracts for more than $493 million

  A twenty-year in-service support contract including training devices upgrades and maintenance as well as hardware and software engineering support under the Operational Training Systems Provider (OTSP) program;

  A three-year NH90 flight simulation training contract with the Norwegian armed forces, awarded to Rotorsim, a consortium with equal participation between CAE and AgustaWestland;

  We will continue to provide training support services as part of the U.S. Air Force’s C-130J Maintenance and Aircrew Training System program and C-130E/H Aircrew Training System program, as a result of the exercise of an annual contract option by Lockheed Martin in their contract with CAE USA;

  We will continue development and services as part of the Synthetic Environment Core (SE Core) program as a result of the exercise of a contract option by the U.S. Army Executive Office for Simulation, Training and Instrumentation (PEO STRI). Under this program, we operate a rapid database production facility in Orlando, Florida for the U.S. Army;

  A five-year service contract to train the Danish Merlin pilots at our training centre in Benson, U.K.;

  Simulator maintenance and support services to the German Ministry of Defence on various types of simulators for the German Army and Air Force;

  A ten-year contract to provide management, maintenance and support services for the Australian Air Force’s MRH-90 FFSs;

  A one-year contract to continue to provide avionics software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft;

  Additional training services to the Ministry of Defence in the U.K.;

  Maintenance services for the Italian Air Force’s C-130J simulator;

  A five-year extension of the management and support of Australian Defence Forces aerospace simulators contract under which CAE Australia maintains simulators of the Australian Air Force. The contract was originally awarded to CAE in 2003.

ACQUISITIONS AND JOINT VENTURES

  We acquired Sabena Flight Academy (Sabena) in the first quarter of fiscal 2009. Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates;

  In the second quarter of fiscal 2009, we signed an agreement to increase our participation in Academia Aeronautica de Evora S.A. to 90%;

  We acquired Kestrel Technologies Pte Ltd. in the third quarter of fiscal 2009. Kestrel provides consulting and professional services, and provides simulator maintenance and technical support services;

  We entered into two joint ventures during fiscal 2009: the National Flying Training Institute Private Limited (51% participation) and the CAE Bangalore training centre (50% participation);

  In the second quarter of fiscal 2009, we signed an asset purchase agreement to acquire Bell Aliant’s Defence, Security and Aerospace business unit which currently operates under the xwave brand. The transaction was closed on May 1, 2009.

CAE Year-End Financial Results 2009 | 3

Management’s Discussion and Analysis OTHER

  We announced that we will invest up to $714 million in Project Falcon, a research and development (R&D) program that will span five years. The goal of the program is to expand our current modelling and simulation technologies, develop new ones and increase our capability beyond training into other areas of the aerospace and defence market. The Government of Canada, through the Strategic Aerospace and Defence Initiative (SADI), will participate in the project through a repayable investment of up to $250 million;

  We have signed contracts and alliances in simulation-based healthcare training. These contracts are with the Michener Institute for Applied Healthcare Sciences, Université de Montréal and the Winnipeg Regional Health Authority and have an initial total value of approximately $5 million.

2. INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2009 mean the fiscal year ending March 31, 2009;

  Last year, prior year and a year ago mean the fiscal year ended March 31, 2008;

  Dollar amounts are in Canadian dollars.

This report was prepared as of May 14, 2009, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2009 and the consolidated financial statements and notes for the year ended March 31, 2009. We have written it to help you understand our business, performance and financial condition for fiscal 2009. Except as otherwise indicated, all financial information has been reported according to Canadian generally accepted accounting principles (GAAP).

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in this annual report for the year ended March 31, 2009. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

  Our vision;

  Our strategy and value proposition;

  Our capability to execute strategy and deliver results;

  Our operations;

  Foreign exchange;

  Non-GAAP and other financial measures;

  Consolidated results;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in Business risk and uncertainty in the MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

4 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, develop, manufacture and supply simulation tools and equipment and provide a wide range of training and other modelling and simulation-based services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations. We also operate a global network of training centres serving pilots, and in some instances, cabin crew and maintenance staff.

Our main products are full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs approximately 7,000 people at more than 75 sites and training locations in 20 countries. More than 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE;

  New York Stock Exchange, under the symbol CGT.

3.2 Our vision

Our vision is for CAE to be synonymous with safety, readiness and efficiency. We intend to be the partner of choice for industries operating in complex and mission-critical environments, by providing the most innovative modelling and simulation-based product and service solutions to reduce risk, lower costs and help solve challenging problems. We aspire to be the most geographically diverse, most customer-focused and most dependable company of our kind.

3.3 Our strategy and value proposition

Our strategy

We are a world-leading provider of modelling and simulation-based training and decision support solutions. We currently serve customers in two primary markets: civil aerospace and defence. We have begun to extend our capabilities into new vertical markets such as the healthcare industry and public safety and security.

A key tenet of our strategy is to derive an increasing proportion of our business from the existing fleet. This would include providing solutions for customers in support of the global fleet of civilian and military aircraft. Historically, the primary driver of our business was the delivery of new aircraft. Over the past few years, we have engaged in a strategy to diversify our revenue base away from the volatility of new aircraft deliveries. Today, approximately 30% of our revenue comes from this segment, and the balance from more stable and recurring sources like training and services as well as military simulation products and services.

In addition to diversifying our interests between customer markets, our strategy has also involved more balance between products, which tend to be more short-term and cyclical and services, which tend to be more long term and stable. As well, we continue to diversify our interests globally. This is intended to bring our solutions closer to our customers’ home bases, which we think is a distinct competitive advantage. This also allows us to be less dependent on any one market and since business conditions are rarely identical in all regions of the world, we believe this provides a degree of stability to our performance. We are investing in both the mature and emerging markets to capitalize on current and future growth opportunities. Approximately one third of our revenue comes from the U.S., one third from Europe and one third from the rest of the world. We consider our conservative capital structure to be a priority and we are careful in the way we commit our balance sheet. We continue to execute our growth strategy by prudently and purposefully investing to meet the long-term needs of our aerospace and defence customers.

Value proposition

The value we provide customers is the ability to enhance the safety of their operations, improve their mission readiness for potentially dangerous situations and lower their costs by helping them become more operationally efficient. We offer a complete range of products and services that can be arranged in a customized package to suit our customers’ needs and can be adapted as their needs evolve over time. We offer the broadest global reach of any of our competitors. As a result, we are able to provide solutions in proximity to our customers, which is an important cost-benefit consideration for them.

Our core competencies and competitive advantages include:

  World-leading modelling and simulation technology;

  Comprehensive knowledge of training for the operation of complex systems;

  Total array of training solutions;

  Broad-reaching customer intimacy;

  Extensive global coverage;

  High-brand equity;

CAE Year-End Financial Results 2009 | 5

Management’s Discussion and Analysis

  Proven systems engineering and program management processes;

  Best-in-class customer support;

  First mover in new and emerging markets.

World-leading modelling and simulation technology

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. We have consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers. We are now applying this capability to new vertical markets, such as the healthcare and public safety and security industries.

Comprehensive knowledge of training for the operation of complex systems

We revolutionized the way aviation training is performed when we introduced our CAE Simfinity™-based training solutions and courseware. These training devices effectively bring the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall.

Total array of training solutions

Our broad array of flight training products allows us to tailor solutions to each customer’s specific requirements, which makes us unique. Our segments work closely together because the sale of training equipment and related services are often part of the same program.

Broad-reaching customer intimacy

We have been in business for more than 60 years and have relationships with most of the world’s airlines and the governments of more than 50 different national defence forces, including all branches of the U.S. forces. Our customer advisory boards and technical advisory boards involve airlines and operators worldwide. By listening carefully to customers, we are able to gain a deep understanding of their needs and respond with innovative product and service offerings that help improve the safety and efficiency of their operations.

Extensive global coverage

We have operations in 20 countries on five continents and sell into many more countries. Our broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while respecting the regulations and customs of the local market. We operate a fleet of more than 140 FFSs in 24 training centres to meet the wide range of operational requirements of our customers. Our fleet includes FFSs for various types of aircraft from major manufacturers, including commercial jets, business jets and helicopters, both civil and military.

High-brand equity

Our simulators are typically rated among the highest in the industry for reliability and availability. This is a key benefit because simulators normally operate in high-duty cycles of up to 20 hours a day.

We design our products so customers can upgrade them, giving them more flexibility and opportunity as products change or new air-worthiness regulations are introduced.

As we enter new vertical markets like healthcare and public safety and security, we find that the CAE brand is widely regarded as the benchmark for modelling and simulation-based technology and for training services.

Proven systems engineering and program management processes

We consistently deliver technically complex programs within schedule to ensure that there are trained and mission-ready combat troops around the world. As an example, we have designed, developed and implemented the world’s first common environment/common database virtual environment as part of the U.S. Army Special Operations Forces Aviation Training and Rehearsal Systems (ASTARS) program. This highly technical and challenging program was delivered on schedule and was part of a larger program, consisting of multiple training and mission rehearsal systems. Also, as part of a consortium with Eurocopter, Thales, and Rheinmetall Defence Electronics, we recently commissioned the first NH90 full-mission simulator at the German Army Aviation School. This complex program consisted of a mix of simulator modules integrated within one device. These modules were integrated under the leadership of CAE and Thales, successfully demonstrating our ability to work jointly on intricate programs with other companies.

Best-in-class customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts as well as important update and maintenance services business. We have initiated a range of new customer support practices, including a web-based customer portal, performance dashboard, and automated report cards. The new customer support initiatives have resulted in enhanced customer support according to customer comments and feedback.

First mover in new and emerging markets

Our approach to global markets is to model ourselves as a multi-domestic rather than a foreign company. This has enabled us to be a first mover into growth markets like China, India, the Middle East and South America.

6 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

3.4 Our capability to execute strategy and deliver results

Our resources and processes help ensure that we can carry out our strategy and deliver results. We have three other attributes that are critical to our success:

Our financial position

At March 31, 2009, our net debt was $285.1 million, representing an adjusted net debt to capital ratio of 29% (including the present value of operating leases). With our strong balance sheet, available credit and cash we are able to generate from operations, we have adequate funding in place or available to sustain our current development projects. See Section 7, Consolidated financial position, for a more detailed discussion. As at March 31, 2009, we are in compliance with our financial covenants.

A skilled workforce and experienced management team

At the end of fiscal 2009, we had approximately 7,000 employees. The skills of our workforce have a significant impact on the efficiency and effectiveness of our operations. While competition for well-trained and skilled employees is high, we have been successful at attracting and retaining people because of our quality reputation as an industry leader, our commitment to providing an engaging and challenging work environment and by offering competitive compensation.

We also have an experienced management team with a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of our corporate strategy. We are focusing on leadership development of key executives and members of senior management.

Proven ability to adapt to changing market conditions

We successfully restructured our business during the previous economic downturn to become financially secure and institutionalized a culture of continuous improvement and cost reduction. Despite major headwinds like the once surging Canadian dollar in previous years, we managed to improve profitability and enhance our market position. We continue to focus on becoming more efficient by lowering costs without affecting the quality of our products and services.

3.5 Our operations

We serve two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning;

  The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C business is the largest provider of commercial aviation training services in the world and the second largest provider of business aviation training services. We are unique in that we serve all sectors of the civil aviation market including general aviation, regional airlines, commercial airlines and business aviation. We offer a full range of services, including training centre management, aircraft technician training services, simulator spare parts inventory management, curriculum development, consulting services and e-Learning solutions. We are a leader in flight sciences, using flight data analysis to enable the effective study and understanding of recorded flight data to improve airline safety, maintenance and flight operations. As well, we are offering airlines a long-term solution to pilot recruitment with our pilot provisioning capability. We achieved our leading position through acquisitions, joint ventures and organic investments in new facilities. We currently have more than 140 FFSs in operation and we provide aviation training and services in more than 20 countries around the world, including aviation training centres, flight training organizations (FTOs) and third-party locations. We continue to selectively increase the number of revenue simulator equivalent units (RSEUs) in our network to maintain our position, increase our market share, and address new market opportunities. We are developing our training network primarily to meet the long-term, steady stream of recurring training needs from the existing fleet, so that we continue to become less dependent on new aircraft deliveries to drive revenue.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation, training devices and visual systems

Our SP/C segment is a world leader in the provision of civil flight simulation equipment. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models and, more recently, the Boeing 747-8, Airbus A380, Bombardier Global Express, Embraer Phenom 100/300 and Dassault Falcon 7X. We also offer a full range of support services including simulator updates, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

We expect demand for air travel to continue to increase over the medium-to-long term, but we are cautious about the short term in civil aviation as global markets suffer from weakening economic conditions. The disruption in the global financial and credit markets, specifically the difficulties in aircraft financing and the protracted global economic recession have the potential to further impact a number of our customers.

CAE Year-End Financial Results 2009 | 7

Management’s Discussion and Analysis

A portion of our training services revenue comes from recurrent training that is essential to support the existing global in-service aircraft fleet which totals over 42,000 aircraft. While the recurrent training segment is relatively stable, capacity reduction from airlines and business jet operators is impacting training demand on some platforms.

In the simulation products segment, we had another strong year in fiscal 2009 with 34 full-flight simulators (FFSs) reported orders so we are working from a backlog that will continue to partially support our revenue for the next year. New simulation product orders, however, could be impacted by the level of new aircraft sales and the subsequent deliveries of aircraft. We anticipate that both aircraft sales and deliveries will decline due to challenging economic conditions in calendar 2009.

We believe that over the medium-to-long term the aerospace business, and more specifically the training products and services segments, will continue to experience growth. Recognizing this is a dynamic market, we continue to monitor key economic and market factors that could impact our business and potentially change our outlook. Actual and potential reductions in production rates and aircraft order cancellations by the major OEMs are important determinants in the level of demand for certain of our products and solutions.

The impact of the current global economic slowdown is most acute in mature markets like the U.S. and Europe. Current conditions in emerging markets have slowed materially as well from their previous robust pace. However, on a percentage basis, economic growth in these regions continues to outpace the mature markets.

Notwithstanding current economic conditions, the following trends support our medium-to-long-term view for the civil market:

  Aircraft backlogs;

  New and more fuel-efficient aircraft platforms;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Expected long-term growth in air travel;

  Long-term demand for trained crew members.

The recent decreases in global passenger traffic, decreases in airline capacity and higher inventories of used aircraft for sale all need to be followed for any potential longer-term implications.

Aircraft backlogs

In calendar 2008, Boeing received a total of 662 net orders for new aircraft and Airbus received a total of 777 orders. As of March 31, 2009, new aircraft orders for Boeing and Airbus were 28 and 22 respectively, and cancellations received by Boeing and Airbus were 32 and 14, in that order. While the pace of order activity is slowing in calendar 2009, and with recent press reports mentioning aircraft delivery deferrals by a number of airlines, Boeing and Airbus still enjoy record backlog levels and this is expected to help generate opportunities for our full portfolio of training products and services. These two OEMs have also announced customer financing programs. In the short term, the difficulties in the credit markets could materially impact aircraft deliveries.

In the business jet segment, while the backlog reached record levels, aircraft order deferrals and cancellations have already led a number of business aircraft manufacturers to lower their production rates.

New and more fuel-efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new platforms, which will drive worldwide demand for simulators and training services. The Boeing 747-8, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft and the Bombardier CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators and training programs. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, we have been designated as Bombardier’s authorized training provider for the Global Express, Global 5000 and Global Express XRS aircraft programs. We have also established a joint venture with Embraer to provide comprehensive training for the new Phenom 100 VLJ and Phenom 300 LJ aircraft. Deliveries of new model aircraft are susceptible to program launch delays, which in turn will affect the timing of our orders and deliveries.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent and the Middle East are expected to experience higher air traffic and economic growth over the long term than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for FFSs and training centres. Furthermore, we have been introducing new products designed specifically to address new and emerging markets, such as the CAE 5000 Series FFS and CAE True™ Environment for more realistic air traffic control environment simulation.

Expected long-term growth in air travel

While passenger traffic growth slowed in calendar 2008 from the strong growth in calendar year 2007, we anticipate that passenger traffic will resume growth in the long term. Currently, air transport is in a highly dynamic period with challenges such as a slowing world economy and challenging credit market. Over the past 20 years, air travel grew at an average of 4.8% and we expect that over the next 20 years both passenger and cargo travel will meet or slightly exceed this growth. Possible impediments to the steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, a sharp and sustained increase in fuel costs, major prolonged economic recessions or other major world events.

8 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Long-term demand for trained crew members Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and flight attendants worldwide, which has created a shortage of qualified crew members in some markets. The shortage is impacted by aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. In emerging markets like Southeast Asia and China, long-term air traffic growth is expected to outpace the developed countries, and the infrastructure available to meet the projected demand for crew members is lacking.

This shortage creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand.

A global shortage of maintenance technicians has created an opportunity for us to accelerate our technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, where we are also exploring new training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) which is expected to be adopted in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is the greatest need for a large supply of qualified pilots, trained in the most efficient and effective manner.

MILITARY MARKET

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapon and sensor systems. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the U.S. services. We have also developed more training systems for the C-130 Hercules aircraft than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to remain stable or perhaps experience modest cuts in the foreseeable future, including in the United States, which is the world’s largest defence market, we believe that our share of defence spending will increase for the following reasons:

  Demand for our type of specialized products and services is growing;

  High cost of operating live assets for training is leading militaries to employ more simulation;

  The nature of warfare has changed.

Demand for our type of specialized products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is starting to deliver the NH90 helicopter, EADS CASA is aggressively marketing the C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the venerable C-130 aircraft and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively. For example, we are part of a consortium that has begun offering NH90 training to Germany and other militaries in 2009. In the United States, there are several major Aircrew Training System contracts up for re-compete over the next two to three years.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards.

CAE Year-End Financial Results 2009 | 9

Management’s Discussion and Analysis

High cost of operating live assets for training is leading militaries to employ more simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The high-operational tempo stemming from ongoing global conflicts has meant that assets are being depreciated faster than originally planned. Unlike the commercial aerospace sector, where simulation-based training is already widely proliferated, there remains significant room for the adoption of simulation within the defence sector. In addition, we are seeing an increased use of simulation throughout the defence system’s lifecycle, from analysis to training and operations.

The nature of warfare has changed

Demand for networking

The nature of warfare has changed. Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past two years we have delivered MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the CAE-developed Common Database (CDB). The CDB promises to significantly enhance rapid simulation-based mission rehearsal capabilities.

3.6 Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies. The variation in rates increased this year’s earnings from continuing operations (after tax) by approximately $6.0 million compared to fiscal 2008.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase
	2009	2008	(decrease)
U.S. dollar (US$ or USD)	1.26	1.03	22%
Euro (€)	1.67	1.62	3%
British pound (£ or GBP)	1.80	2.04	(12%)

We used the average foreign exchange rates below to value our revenues and expenses:
			Increase
	2009	2008	(decrease)
U.S. dollar (US$ or USD)	1.13	1.03	10%
Euro (€)	1.59	1.46	9%
British pound (£ or GBP)	1.91	2.07	(8%)

Three areas of our business are affected by changes in foreign exchange rates:

  Our networks of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the earnings statement and an impact on year-to-year and quarter-to-quarter comparisons.

  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), approximately 97% of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and euro), while a significant portion of our expenses are in Canadian dollars.

10 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the statement of earnings.

To reduce the variability of certain U.S.-denominated manufacturing costs, we had hedges on foreign currency costs incurred in our manufacturing process that expired at the end of the second quarter. In addition, we have a hedge which secures, in Canadian dollars, the interest cost and principal repayments of a U.S.-denominated debt maturing in June 2009.

During the second quarter of fiscal 2009, we began to create a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. We evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

  Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge a portion of these revenues;

  Translation of foreign currency operations of self-sustaining subsidiaries in foreign countries – this has a natural hedge. Our exposure is mainly in our operating profits.

First we calculated the revenue and expenses per currency to determine the operating income in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from the self-sustaining subsidiaries to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a change of one cent in the Canadian dollar against each of the other four currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating income, as well as our net exposure:

		Operating
Exposure (amounts in millions)	Revenue	Income	Hedging	Net Exposure
U.S. dollar (US$ or USD)	8.0	1.8	(1.5)	0.3
Euro (€)	2.5	0.3	–	0.3
British pound (£ or GBP)	0.7	0.1	–	0.1
Australian dollar (AUD$ or AUD)	0.7	–	–	–

3.7 Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

We add net debt to a total shareholders’ equity to understand where our capital is coming from.

CAE Year-End Financial Results 2009 | 11

Management’s Discussion and Analysis Maintenance and growth capital expenditure

Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain a current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that the amount is not available for other uses. On April 1, 2008, we adopted a change to our definition of free cash flow to exclude the growth capital expenditures, capitalized costs and its corresponding asset-specific financing (including non-recourse debt). Our comparative free cash flow calculations have been restated to reflect the change in definition.

Gross margin

Gross margin is a financial measure equivalent to the segment operating income excluding selling, general and administrative expenses.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Non-recourse financing

Non-recourse financing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of a subsidiary, and not CAE Inc.

Non-recurring items

Non-recurring items is a non-GAAP measure we use to identify items that are outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. We believe that highlighting significant non-recurring items and providing operating results without them is useful supplemental information that allows for a better analysis of our underlying and ongoing operating performance.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding non-recurring items and interest expense, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations. These items are presented in the reconciliation between total segment operating income and EBIT (See Note 25 of the consolidated financial statements).

12 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

4.	CONSOLIDATED RESULTS
4.1	Results of our operations – fourth quarter of fiscal 2009

Summary of consolidated results
(amounts in millions, except per share amounts)		Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$438.8	424.6	406.7	392.1	366.6
Earnings before interest and income taxes (EBIT)		$78.1	78.7	75.5	71.3	69.7
As a % of revenue	%	17.8	18.5	18.6	18.2	19.0
Interest expense, net		$5.1	5.6	5.2	4.3	4.7
Earnings from continuing operations (before taxes)		$73.0	73.1	70.3	67.0	65.0
Income tax expense		$21.7	19.8	21.4	20.0	18.0
Earnings from continuing operations		$51.3	53.3	48.9	47.0	47.0
Results from discontinued operations		$ –	–	(0.2)	(0.9)	(11.4)
Net earnings		$51.3	53.3	48.7	46.1	35.6
Basic EPS from continuing operations		$0.20	0.21	0.19	0.18	0.19
Diluted EPS from continuing operations		$0.20	0.21	0.19	0.18	0.18
Basic and diluted EPS		$0.20	0.21	0.19	0.18	0.14

Revenue was 3% higher than last quarter and 20% higher year over year

Revenue was $14.2 million higher than last quarter mainly because:

  SP/M’s revenue increased by $18.1 million, or 14%, mainly due to a higher level of activity on a number of our simulator contracts awarded in fiscal 2009, most notably for our various NH90 programs;

  TS/M’s revenue increased by $7.6 million, or 13%, mainly due to a strong level of activity in our Professional Services business, combined with revenue generated from the recently begun maintenance phase of the Synthetic Environment Core (SE Core) program in the U.S.

The increase was partially offset by a decrease in SP/C’s revenue of $12.0 million, or 10%, mainly due to more revenue recorded in the prior quarter for simulators that were already manufactured and for which we signed sales contracts during that quarter.

These results included a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro in the fourth quarter.

Revenue was $72.2 million higher than the same period last year largely because:

  SP/M’s revenue increased by $42.1 million, or 41%, mainly due to higher level of activity on a number of our simulator contracts awarded in fiscal 2009, most notably for our various NH90 programs;

  TS/C’s revenue increased by $16.9 million, or 16%, which is mainly attributable to revenue generated from the newly-acquired Sabena Flight Academy and Academia Aeronautica de Evora S.A. and to the additional RSEUs deployed in the network. Revenue for the quarter benefited from the finalization of a contract for which we already started providing services in prior quarters, which helped to partially offset the impact of market softness in North America and preliminary indications of softness in Europe;

  TS/M’s revenue increased by $12.4 million, or 23%, mainly as a result of a strong level of activity in our Professional Services business and the aforementioned maintenance phase of the SE Core program in the U.S.

These results included a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro, partially offset by the strength of the Canadian dollar against the British pound.

You will find more details in Results by segment.

EBIT1 was $0.6 million lower than last quarter and $8.4 million higher year over year

EBIT for this quarter was $78.1 million, or 17.8% of revenue.

Compared to the last quarter, EBIT was down by 1%, or $0.6 million. A decrease of $4.3 million in segment operating income1 from the SP/C segment was partially offset by increases from the TS/C, SP/M and TS/M segments of $2.1 million, $1.1 million and $0.5 million respectively.

Year over year, EBIT was up by 12%, or $8.4 million. While the segments SP/M and TS/M increased their segment operating income by $12.3 million and $1.5 million respectively, SP/C experienced a decrease in segment operating income of $5.3 million. TS/C’s segment operating income remained relatively stable, with a decrease of $0.1 million.

You will find more details in Reconciliation of non-recurring items and Results by segment.

Net interest expense was $0.5 million lower than last quarter and $0.4 million higher year over year

Net interest was similar to last quarter as a result of a decrease in interest on long-term debt, partially offset by a decrease in capitalized interest.

Net interest expense was similar to the same period last year.

1 Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2009 | 13

Management’s Discussion and Analysis Effective income tax rate is 30% this quarter

Income taxes this quarter were $21.7 million, representing an effective tax rate of 30%, compared to 27% for the last quarter and 28% in the fourth quarter of fiscal 2008.

The tax rate was lower in the fourth quarter of fiscal 2008 mainly because of a change in the mix of income from various jurisdictions and a reduction of future Canadian tax rates.

The tax rate was lower in the third quarter of fiscal 2009, mainly due to the settlement of tax audits and change in the mix of income from various jurisdictions.

You will find more details in Reconciliation of non-recurring items.

There was no discontinued operations impact this quarter

There was no discontinued operations impact this quarter or in the prior quarter. There was a loss from discontinued operations of $11.4 million in the fourth quarter of fiscal 2008 mainly because:

  We wrote off a balance receivable of $10.0 million ($8.5 million after tax). This $10.0 million amount was related to the disposal, in fiscal 2003, of the assets of the sawmill division of the Company’s Forestry Systems. We were in arbitration of a dispute for further payment. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent;

  We recorded a loss of $2.2 million (net of tax recovery of $1.0 million) in connection with the divesture of the telecommunication department of CAE Elektronic GmbH through a sales agreement with an exclusive buyer in the fourth quarter of fiscal 2008.

4.2 Results of our operations – fiscal 2009

Summary of consolidated results
(amounts in millions, except per share amounts)		FY2009	FY2008	FY2007
Revenue		$1,662.2	1,423.6	1,250.7
Gross margin[1]		$497.7	438.0	364.4
As a % of revenue	%	29.9	30.8	29.1
Earnings before interest and income taxes (EBIT)		$303.6	251.5	189.4
As a % of revenue	%	18.3	17.7	15.1
Interest expense, net		$20.2	17.5	10.6
Earnings from continuing operations (before taxes)		$283.4	234.0	178.8
Income tax expense		$82.9	69.2	49.7
Earnings from continuing operations		$200.5	164.8	129.1
Results from discontinued operations		$(1.1)	(12.1)	(1.7)
Net earnings		$199.4	152.7	127.4
Basic and diluted EPS from continuing operations		$0.79	0.65	0.51
Basic EPS		$0.78	0.60	0.51
Diluted EPS		$0.78	0.60	0.50

Summary of results excluding non-recurring items
(amounts in millions, except per share amounts)		FY2009	FY2008	FY2007
Earnings from continuing operations (before taxes)		$283.4	234.0	181.1
Net earnings from continuing operations		$200.5	164.8	129.3
Basic and diluted EPS from continuing operations		$0.79	0.65	0.51

Revenue was 17% or $238.6 million higher than last year All four segments had higher revenue compared to last year:

  SP/M’s revenue increased by $99.8 million, or 26%, due to a higher level of activity on various simulator contracts awarded in fiscal 2009, for both helicopters (NH90, Super Puma) and transport aircraft (C-130, KDC-10);

  TS/C’s revenue increased by $78.4 million, or 21%, mainly attributed to the integration of the fiscal 2009 acquisitions of Sabena Flight Academy and Academia Aeronautica de Evora S.A. and the August 2007 acquisition of Flightscape Inc., as well as the contribution of additional RSEUs into our network. The increase was partially offset by market softness in North America and preliminary indications of softness in Europe;

  SP/C’s revenue increased by $42.2 million, or 10%, mainly due to a higher level of activity this year, delivering 38 FFSs to our customers, compared to 29 in fiscal 2008. We also had more revenue recorded for simulators that were already manufactured prior to fiscal 2009 and for which we signed sales contracts during the year;

  TS/M’s revenue increased by $18.2 million, or 8%, mainly as a result of a strong level of activity in our Professional Services business, revenue generated from the recently begun maintenance phase of the Synthetic Environment Core (SE Core) program in the U.S. and to an increased level of effort on some of our maintenance service contracts in Germany.

Revenue was positively impacted by the depreciation of the Canadian dollar against the U.S. dollar and the euro.

You will find more details in Results by segment.

1 Non-GAAP measure (see Section 3.7).

14 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Gross margin was $59.7 million higher than last year

The gross margin was $497.7 million this year, or 29.9% of revenue compared to $438.0 million or 30.8% of revenue last year. As a percentage of revenue, gross margin was stable when compared to last year.

EBIT was $52.1 million higher than last year

EBIT for the year was $303.6 million, or 18.3% of revenue.

EBIT was up by 21%, or $52.1 million, as a result of higher segment income from the SP/M, TS/C and TS/M segments which increased their segment operating income by $36.0 million, $11.6 million and $7.3 million respectively. The increase in EBIT was partially offset by a decrease in SP/C’s segment operating income of $2.8 million, or 3%.

You will find more details in Reconciliation of non-recurring items and Results by segment.

Net interest expense was $2.7 million higher than last year
	FY2008	to	FY2007	to
(amounts in millions)	FY2009		FY2008
Net interest, prior period	$17.5		$10.6
Increase in interest on long-term debt	3.0		5.4
Decrease in interest income	0.4		1.8
Increase in capitalized interest	(1.2)		(0.6)
Increase in amortization of deferred financing charges	0.5		0.4
Other	–		(0.1)
Increase in net interest expense from the prior period	$2.7		$6.9
Net interest, current period	$20.2		$17.5

Net interest expense was $20.2 million this year, which is 15% or $2.7 million higher than last year. This is mainly attributed to:

Higher interest expense on overall long-term debt and increased amortization of deferred financing costs, mainly related to the non-recourse financing secured at the end of the first quarter of fiscal 2008;

Lower interest income:
Earned interest income decreased due to lower cash on hand in fiscal 2009 compared to fiscal 2008, in addition to lower interest rates.
increase in net interest expense was offset by:
Increased capitalized interest:
In fiscal 2009 compared to fiscal 2008, we had a higher level of assets under construction to support our growth initiatives.

Effective income tax rate is 29%

This fiscal year, income taxes were $82.9 million, representing an effective tax rate of 29%, compared to 30% for the same period last year.

The tax rate was lower in fiscal 2009, mainly due to a change in the mix of income from various jurisdictions.

We expect the effective income tax rate for fiscal 2010 to be approximately 31%.

You will find more details in Reconciliation of non-recurring items.

Net loss from discontinued operations was $1.1 million

Net loss from discontinued operations was $1.1 million this year, compared to a loss of $12.1 million last year. The fiscal 2009 balance is mainly attributed to fees incurred in the litigation initiated by us for further payment following the disposal of the assets of the sawmill division of our Forestry Systems. Most of the loss in fiscal 2008 was incurred in the fourth quarter, and was mainly because:

  We wrote off a balance receivable of $10.0 million ($8.5 million after tax). This $10.0 million amount was related to the disposal, in fiscal 2003, of the assets of the sawmill division of our Forestry Systems. We were in arbitration of a dispute for further payment.
  The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent;

  We recorded a loss of $2.2 million (net of tax recovery of $1.0 million) in connection with the divesture of the telecommunication department of CAE Elektronic GmbH through a sales agreement with an exclusive buyer in the fourth quarter of fiscal 2008.

CAE Year-End Financial Results 2009 | 15

Management’s Discussion and Analysis

4.3 Results of our operations – fiscal 2008 versus fiscal 2007 Revenue

Revenue grew to $1,423.6 million in fiscal 2008, $172.9 million or 14% higher than fiscal 2007. Growth in each of the four segments was mainly due to:

  Stronger order intake and higher revenue recorded on simulators that were already manufactured and for which sales contracts were signed in fiscal 2008 for the SP/C segment. Additionally, we obtained customer acceptance for a simulator that was recorded as a sale-type capital lease transaction in the first quarter of fiscal 2008;

  Increase of nine RSEUs and stronger demand for training for the TS/C segment;

  Integration into our results of newly-acquired companies Engenuity, MultiGen and Macmet, combined with a higher activity level, mainly in the United States for the SP/M segment;

  Revenue from some support services for various German military bases, an increase in training services for the U.S. Air Force, higher activities on North American and Australian support services contracts and the integration into our results of newly-acquired companies Engenuity and Kesem for the TS/M segment.

The increase in revenue was partially offset by the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

EBIT

EBIT was $251.5 million, or 17.7% of revenue, in fiscal 2008, representing an increase of $62.1 million or 33% over fiscal 2007. The increase was due to higher segment operating income from the SP/C, SP/M and TS/C segments, which increased their segment operating income by $34.5 million, $12.6 million and $9.2 million respectively, despite the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

EBIT was $189.4 million in fiscal 2007. This included costs related to a restructuring plan and a payment received related to the release of claims regarding the AVTS program. EBIT would have been $193.1 million, or 15.4% of revenue, excluding these non-recurring items.

Net interest

Net interest was $17.5 million in fiscal 2008, a $6.9 million or 65% increase over fiscal 2007. This was mainly due to:

Higher interest expense on overall long-term debt:
In fiscal 2008, we raised an additional debt of $107.5 million.
Increased amortization of deferred financing costs:
In fiscal 2008, we incurred higher amortization of deferred financing charges from the non-recourse financing secured in the first quarter.
Lower interest income:
Cash on hand was higher in fiscal 2008 compared to fiscal 2007, however earned interest income decreased due to lower interest rates;
Reduction of interest income in fiscal 2008 due to the accretion of discounts on the long-term notes receivable settled, in full, during the second quarter of fiscal 2007.
increase in net interest expense was offset by an increase in capitalized interest. In fiscal 2008, compared to fiscal 2007, we had higher level of assets under construction to support our growth initiatives.

Income taxes

We recorded an income tax expense of $69.2 million in fiscal 2008, representing an effective tax rate of 30%, compared to 28% in fiscal 2007. The lower tax rate in fiscal 2007 was the result of the reduction in valuation allowance in the U.K. and other tax recoveries.

Discontinued operations

Net loss from discontinued operations was $12.1 million in fiscal 2008, mainly attributed to:

  A balance receivable of $10.0 million ($8.5 million after tax) was written-off. This amount related to the disposal, in fiscal 2003, of assets of the sawmill division of the Company’s Forestry Systems. We were in arbitration of a dispute for further payment. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent;

  A loss of $2.2 million (net of tax recovery of $1.0 million) was recorded in connection with the divestiture of the telecommunication department of CAE Elektronic GmbH through a sales agreement with an exclusive buyer.

In fiscal 2007, a net loss of $1.7 million from discontinued operations was recorded, mainly due to:

  A net loss from discontinued operations that we incurred in fiscal 2006 from our former Cleaning Technologies business;

  An interest expense related to debt not directly attributable to continuing operations. We paid the interest using the proceeds from the sale of the Marine Controls segment, a transaction we also recorded in fiscal 2006.

16 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

4.4 Earnings excluding non-recurring items

The table below shows how non-recurring items1 have affected our results in each of the reporting periods. We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for, net earnings calculated according to GAAP.

Reconciliation of non-recurring items – for the 12-month period ending March 31
(amounts in millions,
except per share amounts)		Fiscal 2009			Fiscal 2008				Fiscal 2007
	before	after	per	before	after	per	before	after	per
	tax	tax	share	tax	tax	share	tax	tax	share
Earnings from continuing
operations	$283.4	$200.5	$0.79	$234.0	$164.8	$0.65	$178.8	$129.1	$0.51
EBIT:
Restructuring plan
– restructuring charge	–	–	–	–	–	–	1.2	1.0	–
– other costs associated
with the restructuring plan	–	–	–	–	–	–	6.9	5.5	0.03
Release of claims payment	–	–	–	–	–	–	(4.4)	(3.1)	(0.01)
Interest expense, net:
Early repayment of notes
receivable	–	–	–	–	–	–	(1.4)	(1.4)	(0.01)
Income tax expense:
Tax recoveries	–	–	–	–	–	–	–	(1.8)	(0.01)
Earnings from continuing
operations excluding
non-recurring items
(non-GAAP measure)	$283.4	$200.5	$0.79	$234.0	$164.8	$0.65	$181.1	$129.3	$0.51

Restructuring plan

We completed the final expenses related to the restructuring plan in fiscal 2007. In the past, these expenses included costs related to the re-engineering of our business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related to the first phase of the ERP deployment ended. Current costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will not be presented as a non-recurring item.

Release of claims payment – Landmark Consortium

As a member of the Landmark Consortium (formed to pursue the AVTS project), we received a payment in the first quarter of fiscal 2007 and recorded £2.1 million ($4.4 million) as a non-recurring item because it was related to the release of claims.

Early repayment of notes receivable

During the second quarter of fiscal 2007, we received an early repayment in full of secured subordinated promissory long-term notes receivable previously recorded in other assets. The amount was part of the consideration for our sale in 2002 of Ultrasonics and Ransohoff. We recognized $1.4 million in interest revenue during the second quarter of 2007 as a result of the repayment, because of the accretion of discounts on the long-term notes receivable.

Tax recoveries

During the first quarter of fiscal 2007, we recognized as a non-recurring item the reduced valuation allowance on net operating losses in the U.K. This led to the recognition of a cumulative $1.8 million in tax assets ($2.0 million in tax assets in the first quarter of 2007, net of a $0.2 million reversal in the second quarter of 2007).

4.5 Government cost-sharing

We continue to invest in new and innovative technologies to respond to growth opportunities and to maintain our technological leadership.

During fiscal 2006, we launched Project Phoenix, a $630-million, five-to-six-year R&D initiative to improve leading-edge technologies and to develop additional applications that reinforce our industry position as a world leader in simulation, modelling and services.

The Government of Canada agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of the program. We also signed an agreement in fiscal 2007 with the Government of Québec for Investissement Québec to contribute up to $31.5 million to Project Phoenix over five to six years. We recognize a liability to repay these contributions when conditions arise and the repayment thereof is reflected in the consolidated statements of earnings when royalties become due.

This year, the two governments contributed a total of $64.8 million to Project Phoenix. We recorded $49.7 million as a reduction of R&D expenses and $15.1 million for fixed assets or other capitalized costs.

We have also been involved in various other TPC projects on R&D programs in the past few years that involve visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. We recorded royalty expenses of $10.1 million for these TPC projects this year.

1 Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2009 | 17

Management’s Discussion and Analysis

The table below lists the contribution and royalties for all programs:

(amounts in millions)	FY2009	FY2008	FY2007
Contribution:
Phoenix	$64.8	$62.4	$52.1
Previous programs	–	–	–
Total contribution	$64.8	$62.4	$52.1
Amount capitalized	(15.1)	(20.3)	(7.1)
Amounts credited to income	$49.7	$42.1	$45.0
Royalty expense	(10.1)	(8.8)	(7.5)
Impact of contribution on earnings(1)	$39.6	$33.3	$37.5
Approximate impact of contribution on ITCs (25%)(1)	(9.9)	(8.3)	(9.4)
Approximate pre-tax impact of contribution to various R&D programs	$29.7	$25.0	$28.1

(1)	We estimate that every $100 of net contribution we receive under various programs reduces the amount of ITCs by approximately $25 to $30 that would otherwise be available.

The above table does not reflect the additional R&D expenses that we incurred to secure the TPC funding. We must spend approximately $100 of eligible costs in order to receive approximately $30 in contributions.

Project Falcon

On March 31, 2009, we announced that we will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand our current modelling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada has agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries.

The participation from the Government of Canada is unconditionally repayable and will be accounted for as a long-term obligation repayable over 15 years. The repayments will begin only after Project Falcon is completed. As at March 31, 2009, we have not received any amount from the government in relation to Project Falcon.

4.6 Consolidated orders and backlog

Our consolidated backlog was $3,181.8 million at the end of fiscal 2009, which is 10% higher than last year. New orders of $1,940.2 million increased the backlog this year, while $1,662.2 million in revenue was generated from the backlog.

Backlog up by 10% over last year

(amounts in millions)	FY2009	FY2008	FY2007
Backlog, beginning of period	$2,899.9	$2,774.6	$2,460.0
+ orders	1,940.2	1,665.5	1,455.2
- revenues	(1,662.2)	(1,423.6)	(1,250.7)
+/- adjustments	3.9	(116.6)	110.1
Backlog, end of period	$3,181.8	$2,899.9	$2,774.6

Included in the fiscal 2009 adjustments is a $78.3 million downward revision for the TS/C segment that was made during the fourth quarter to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting current market conditions. This adjustment was offset by the impact of foreign exchange.

You will find more details in Results by segment, below.

5. RESULTS BY SEGMENT

We manage our business and report our results in four segments: Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);

  Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

18 | CAE Year-End Financial Results 2009

					Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions,
except operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Civil segments
Training & Services/Civil		$85.1	73.5	23.7	21.6	19.1	20.7	23.8
	%	18.5	19.2	19.5	17.9	17.7	18.8	22.8
Simulation Products/Civil		$92.1	94.9	18.5	22.8	23.4	27.4	23.8
	%	19.3	21.8	17.2	19.1	20.5	20.1	22.3
Military segments
Simulation Products/Military		$87.7	51.7	26.8	25.7	21.6	13.6	14.5
	%	18.1	13.5	18.7	20.5	17.1	15.4	14.3
Training & Services/Military		$38.7	31.4	9.1	8.6	11.4	9.6	7.6
		% 16.1	14.1	13.7	14.6	19.5	16.9	14.0
Total segment operating income (EBIT)		$303.6	251.5	78.1	78.7	75.5	71.3	69.7

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of elements not specifically related to its performance.

Capital employed
	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2009	2008	2008	2008	2008
Civil segments
Training & Services/Civil	$1,158.8	1,083.2	939.1	919.0	868.3
Simulation Products/Civil	$(53.9)	(39.1)	(20.9)	(12.5)	(81.9)
Military segments
Simulation Products/Military	$148.8	123.8	139.2	106.7	68.4
Training & Services/Military	$164.5	160.9	146.6	150.5	136.5
	$1,418.2	1,328.8	1,204.0	1,163.7	991.3

5.1 Civil segments

TRAINING & SERVICES/CIVIL

TS/C obtained contracts expected at $157.4 million this quarter including:

  Signed a three-year delivery services contract with American Eagle for web-based pilot training courseware for their EMB 145 fleet;

  Signed a five-year deal with flydubai to provide wet and dry lease training on their B737NG fleet at our Emirates-CAE Flight Training Centre (ECFT);

  Signed a pilot provisioning, one-year renewal agreement with Koninklijke Luchtvaartschool (KLS) for ab-initio practical flight training;

  Signed a three-year deal with UltraAir to provide wet lease training on their mixed fleet of Learjets at our Dallas training centre;

  Signed a two-year deal with Spirit Jets to provide wet lease training on their fleet of Lear 35, 55 and 60 aircraft at our Dallas training centre;

  Signed a three-year deal with Werner Trucking Corporation to provide wet lease training on their fleet of Falcon 50 and Falcon 900 aircraft at our Dallas training centre.

Expansion and new initiatives Asia

  We added three more A320 FFSs to our network, one at the Zhuhai Flight Training Centre, one at the Kuala Lumpur training centre and one at the Singapore training centre;

  We added one A330 FFS at the Kuala Lumpur training centre.

India

  We added one B737 FFS and one A320 FFS at the Bangalore training centre and received certification from India’s Directorate General of Civil Aviation (DGCA);

  We signed agreements to source, recruit, and train more than 600 candidate pilots for Jazeera Airways, Kingfisher Airlines and Wizz Air over a four-year period, as we continue to grow our pilot provisioning initiative;

  We now provide pilot training in two national flight academies in India. We are the managing partner of the Indian government’s flight training academy, Indira Gandhi Rashtriya Uran Akademi (IGRUA). We also have a joint venture with the Airport Authority of India (AAI) for the National Flying Training Institute (NFTI) which is currently training its first classes of cadets.

CAE Year-End Financial Results 2009 | 19

Management’s Discussion and Analysis Europe

  We acquired Sabena Flight Academy in order to continue expanding our ab-initio training capability and CAE Global Academy, and to add new type-rating training programs in Europe;

  We added a second Bombardier CRJ FFS at the Madrid training centre and added one Citation XLS FFS at the Burgess Hill training centre;

  We expanded our 20-year Authorized Training Provider agreement with Bombardier Aerospace to include the Learjet 40/40 XR and Learjet 45/45 XR aircraft for European customers;

  We started a training program at the Burgess Hill training centre for the Global Express.

Americas

  We launched a major expansion of the North East Training Centre, increasing the number of simulator bays from 6 to 15 as part of our plan to continue to grow our corporate aircraft training business. We also announced the entry into service of a Gulfstream G450/550 FFS and the arrival of a Hawker 800XP FFS on site;

  We added a new avionics lab for business aviation training at the Dallas training centre;

  We signed a long-term alliance with Honeywell under which we became the preferred provider of training services for business, commercial and military aviation for Honeywell Aerospace;

  We, through our joint venture Embraer CAE Training Services (ECTS), launched our first pilot and technical training programs for the Phenom 100 aircraft at the Dallas training centre;

  We added a Challenger 300 FFS at the North East Training Centre (NETC);

  We were awarded a five-year contract by Home Depot as a provider of a comprehensive range of pilot, technical and cabin crew training services for Home Depot’s fleet of Dassault Falcon aircraft.

Africa

  We will provide the International Air Transport Association (IATA) a foundation for its Implementation Program for Safe Operations in Africa through the application of our Flightscape flight data analysis technology.

Financial results
(amounts in millions
except operating margins, RSEU and FFSs
deployed)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$460.5	382.1	121.4	120.9	108.0	110.2	104.5
Segment operating income		$85.1	73.5	23.7	21.6	19.1	20.7	23.8
Operating margins	%	18.5	19.2	19.5	17.9	17.7	18.8	22.8
Amortization & depreciation		$64.1	52.0	16.5	18.1	15.7	13.8	12.9
Capital expenditures		$168.9	161.8	52.7	39.7	42.3	34.2	41.6
Capital employed		$1,158.8	868.3	1,158.8	1,083.2	939.1	919.0	868.3
Backlog		$1,006.4	963.3	1,006.4	1,036.0	907.6	932.7	963.3
RSEU[1]		118	108	123	118	118	114	110
FFSs deployed		141	124	141	135	133	132	124

Revenue stable compared to last quarter and up by 16% year over year

The increase year over year was mainly attributed to revenue generated from the newly-acquired Sabena Flight Academy and Academia Aeronautica de Evora S.A., to the additional RSEUs deployed in the network, and to the depreciation of the Canadian dollar against the U.S. dollar and the euro. Revenue for the quarter benefited from the finalization of a contract for which we already started providing services in prior quarters, which helped to partially offset the impact of market softness in North America and preliminary indications of softness in Europe.

Revenue was $460.5 million this year, 21% or $78.4 million higher than last year

The increase over last year was mainly attributed to the integration of the results of the fiscal 2009 acquisitions of Sabena Flight Academy and Academia Aeronautica de Evora S.A. and to the August 2007 acquisition of Flightscape Inc., as well as to the contribution of additional RSEUs into our network, and by the depreciation of the Canadian dollar against the U.S. dollar and the euro. The increase was partially offset by market softness in North America and preliminary indications of softness in Europe.

Segment operating income up by 10% over last quarter and stable year over year

Segment operating income was $23.7 million (19.5% of revenue) this quarter, compared to $21.6 million (17.9% of revenue) last quarter and $23.8 million (22.8% of revenue) in the same period last year.

Segment operating income increased by $2.1 million, or 10%, over last quarter. The increase was mainly due to the finalization during the quarter of a contract for which we already started providing services in prior quarters and a one-time gain resulting from the finalization of a contribution to a venture, as well as to the continuing integration of newly-acquired Sabena Flight Academy and the ongoing ramp-up of expansions in the North East and Burgess Hill training centres. The increase was partially offset by market softness in North America.

[1] Non-GAAP measure (see Section 3.7). 20 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Segment operating income was stable compared to the same period last year. The year-over-year segment operating income was positively impacted by an increase in RSEUs, the above mentioned fiscal 2009 business acquisitions, increased profitability in emerging markets and the depreciation of the Canadian dollar against the U.S. dollar and the euro. The increase in the segment operating income was offset by the market softness in North America and preliminary indications of softness in Europe. Segment operating income also benefited from the realization of a one-time gain resulting from the finalization of a contribution to a venture. The latter event is not expected to repeat in the upcoming quarters.

Segment operating income was $85.1 million, up 16% or $11.6 million over last year

Segment operating income was $85.1 million (18.5% of revenue) this year, compared to $73.5 million (19.2% of revenue) last year. The increase over last year was attributed to the increase in revenue, increased profitability in emerging markets, the realization of a one-time gain resulting from the finalization of a contribution to a venture, the realization of cost-savings due to the successful integration of another venture and from the impact of a weaker Canadian dollar against the U.S. dollar and the euro. This was partially offset by costs associated with the expansion of our network and by the softness of the U.S. market, more specifically towards the end of the year.

Capital expenditures at $52.7 million this quarter and $168.9 for the year

Maintenance capital expenditures were $20.8 million for the quarter and $37.4 million for the year. Growth capital expenditures were $31.9 million for the quarter and $131.5 million for the year. Capital expenditures for the year are the result of our prior commitments to grow our training network and maintenance capital expenditures include the buyback of one leased simulator that was already part of our network. We are continuing to expand the training network prudently and selectively to address additional market share and in response to training demands in emerging markets.

Capital employed increased by $75.6 million over last quarter and by $290.5 million over last year

Capital employed increased over the last quarter mainly because of investments for additional simulators into our network and an increase in non-cash working capital.

Capital employed increased over the prior year mainly because of investments for additional simulators in our network, combined with the purchase of Sabena Flight Academy and Academia Aeronautica de Evora S.A., as well as foreign exchange fluctuation.

Backlog up by 4% over last year

(amounts in millions)	FY2009	FY2008
Backlog, beginning of period	$963.3	$951.6
+ orders	463.7	452.5
- revenues	(460.5)	(382.1)
+/- adjustments	39.9	(58.7)
Backlog, end of period	$1,006.4	$963.3

Adjustments include the foreign exchange impact and a downward revision of $78.3 million made during the quarter to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting current market conditions.

This year’s book-to-sale ratio was 1.01x.

SIMULATION PRODUCTS/CIVIL SP/C was awarded contracts for the following 4 FFSs this quarter:

  One CAE 5000 Series A320 FFS to Avianca Airlines;

  One CAE 5000 Series A320 FFS to Sofia Flight Training;

  One CAE 7000 Series A320 FFS to Emirates-CAE Flight Training (ECFT);

  One B757 FFS to an undisclosed customer.

In addition, a contract signed in the first quarter of this fiscal year to provide a Boeing 757 FFS to Flight Training Finance (FTF) was subsequently terminated. Therefore, although SP/C actually received orders for 35 FFSs during fiscal year 2009, it officially reports a net total of 34 FFSs orders.

Products and new initiatives

  We obtained Level D certification, the highest qualification for flight simulators, for the world’s first A380 full-flight simulator (FFS), which we designed and manufactured for Airbus;

  We built a Boeing 777-200LR full-flight simulator for Delta Airlines, which became the world’s first-ever simulator to achieve Level D certification under the FAA’s new Part 60 rule. As part of the Federal Aviation Administration’s (FAA) National Simulator Program, the FAA implemented more standardized and stringent qualification requirements for initial and continuing use of flight simulation training devices (FSTDs) under their Part 60 rule;

  We delivered the world’s first Embraer Phenom 100 very light jet (VLJ) full-flight simulator, a CAE 5000 Series simulator, to the Embraer CAE Training Services joint venture in Dallas, U.S.A. to begin the Phenom 100 pilot and ground crew training program;

  We continued the roll-out of CAE TrueTM Airport, a subscription-based service that keeps visual databases current with rapidly changing airport environments. JetBlue Airways signed a five-year contract for the CAE TrueTM Airport service to ensure that five airport databases used by JetBlue for pilot training are maintained current and up to date;

  We celebrated the one-year anniversary of entry into service of our CAE 5000 Series full-flight simulator (FFS), which surpassed 15,000 hours of training in its first year of service.

CAE Year-End Financial Results 2009 | 21

Management’s Discussion and Analysis

Financial results
(amounts in millions
except operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$477.5	435.3	107.3	119.3	114.3	136.6	106.5
Segment operating income		$92.1	94.9	18.5	22.8	23.4	27.4	23.8
Operating margins	%	19.3	21.8	17.2	19.1	20.5	20.1	22.3
Amortization & depreciation		$6.8	6.9	2.1	1.6	1.6	1.5	1.8
Capital expenditures		$5.6	4.6	1.7	1.9	1.4	0.6	1.2
Capital employed		$(53.9)	(81.9)	(53.9)	(39.1)	(20.9)	(12.5)	(81.9)
Backlog		$288.2	381.8	288.2	359.5	343.4	373.2	381.8

Revenue down by 10% over last quarter and stable year over year

The decrease over last quarter was mainly attributed to more revenue recorded in the prior quarter for simulators that were already manufactured and for which we signed sales contracts during that quarter.

Revenue was $477.5 million for the year, 10% or $42.2 million higher than last year

The increase was mainly attributed to a higher level of activity this year, delivering 38 FFSs to our customers, compared to 29 in fiscal 2008. We also had more revenue recorded in fiscal 2009 for simulators that were already manufactured and for which we signed sales contracts during the year.

Segment operating income down by 19% over last quarter and 22% year over year

The decrease over last quarter was largely due to lower volume and to a $2.2 million charge resulting from a hedging instrument that was unwound following the termination of a contract with a customer. The decrease was partially offset by a higher utilization of funds from our Project Phoenix research and development cost-sharing program. In addition, last quarter we collected $1.7 million from a customer, a balance that had previously been deemed uncollectible and written-off several years prior.

The decrease year-over-year mainly stems from the $2.2 million financial charge explained above, as well as the impact of foreign exchange on U.S. and euro-denominated costs and taking into consideration that a majority of our revenue was hedged earlier in the year at less favorable exchange rates.

Segment operating income was $92.1 million for the year, 3% or $2.8 million lower than last year

This year, SP/C’s operating margin was 19.3%, compared to 21.8% last year. The decrease in operating margin was mainly due to the depreciation of the Canadian dollar against the U.S. dollar and the euro, negatively impacting our U.S. and euro-denominated costs, while most of our revenue had been hedged at rates, on average, that were similar to last year’s. In addition, we utilized less funds from our Project Phoenix research and development cost-sharing program. The decrease was partially offset by the increase in revenue due to a higher level of activity and more revenue recorded for simulators that had been already manufactured and for which we signed sales contracts during the year.

Capital employed decreased by $14.8 million from last quarter and increased by $28.0 million over last year

Capital employed was lower than last quarter, mainly due to lower non-cash working capital accounts. This was primarily due to a higher collection of accounts receivable, a reduction in our inventory levels, and a higher level of accounts payable at year-end.

Capital employed was higher than last year due to higher non-cash working capital accounts. This was primarily due to higher inventories, partially offset by a higher level of accounts payable at year-end.

Backlog down by 25% over last year
(amounts in millions)	FY2009	FY2008
Backlog, beginning of period	$381.8	$352.8
+ orders	383.2	466.9
- revenues	(477.5)	(435.3)
+/- adjustments (mainly FX)	0.7	(2.6)
Backlog, end of period	$288.2	$381.8
This year’s book-to-sale ratio was 0.80x.

5.2 Military segments SIMULATION PRODUCTS/MILITARY SP/M was awarded $317.7 million in orders this quarter, including:

  Two C-130J full-mission simulators (FMS), one C-130J flight training device (FTD) and complementary training equipment to Canada’s Department of National Defence (DND) under the Operational Training Systems Provider (OTSP) program;

  One full-mission simulator (FMS) hosting four different types of helicopter cockpits to the Helicopter Academy to Train by Simulation of Flying (HATSOFF), a joint venture equally owned by Hindustan Aeronautics Limited (HAL) and CAE;

  One C-130J weapon system trainer (WST) to Lockheed Martin for the Indian Air Force;

  One C-130H weapon system trainer (WST) to Lockheed Martin for the Algerian Air Force;

  One engineering flight simulator (EFS) to The Boeing Company to be used in the development of the U.S. Navy P-8A Poseidon maritime patrol aircraft;

22 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

  One E-3A flight training device (FTD) to the NATO Airborne Early Warning and Control (AEW&C) Program Management Agency (NAPMA);

  Upgrades to the MH-60L Black Hawk and MH-47G Chinook combat mission simulators (CMS) operated by the U.S. 160th Special Operations Aviation Regiment–Airborne;

  One MH-60R avionics maintenance trainer (AMT) for the U.S. Navy.

Products and new initiatives

  We launched the next-generation CAE MedallionTM -6000 image generator. The CAE MedallionTM image generator family is our long-standing visual system designed specifically for the military simulation market;

  We upgraded Warrior Observation Post Vehicle (WOPV) simulators for the British Army and these WOPV simulators completed acceptance trials at the Royal School of Artillery (RSA) at Larkhill, U.K.;

  We acquired Kestrel Technologies Pte Ltd. and established CAE Singapore operations to serve the military market in Singapore and throughout Southeast Asia.

Financial results
(amounts in millions
except operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$483.5	383.7	143.6	125.5	126.0	88.4	101.5
Segment operating income		$87.7	51.7	26.8	25.7	21.6	13.6	14.5
Operating margins	%	18.1	13.5	18.7	20.5	17.1	15.4	14.3
Amortization & depreciation		$11.4	10.5	3.8	2.7	2.3	2.6	2.8
Capital expenditures		$6.5	7.3	2.0	2.2	1.1	1.2	2.1
Capital employed		$148.8	68.4	148.8	123.8	139.2	106.7	68.4
Backlog		$893.0	765.1	893.0	714.0	705.6	752.6	765.1

Revenue up by 14% over last quarter and by 41% year over year

The increase over last quarter and year over year mainly stems from a higher level of activity on a number of our simulator contracts awarded in fiscal 2009, most notably for our various NH90 programs combined with a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro.

Revenue was $483.5 million this year, 26% or $99.8 million higher than last year

The increase in revenue over last year was mainly due to a higher level of activity on various simulator contracts awarded in fiscal 2009, for both helicopters (NH90, Super Puma) and transport aircraft (C-130, KDC-10), combined with a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro.

Segment operating income up by 4% over last quarter and by 85% year over year

SP/M’s segment operating income increased over last quarter mainly due to the increase in activity as explained above, which resulted in the achievement of some important milestones on several of our NH90 programs during this quarter.

The increase year over year mainly stems from a combination of a higher level of activity, a higher utilization of funds from our Project Phoenix research and development cost-sharing program, an increase in investment tax credits and milestones achieved in this quarter for some of our NH90 programs.

Segment operating income was $87.7 million this year, 70% or $36.0 million higher than last year

Segment operating income increased mainly due to the above-mentioned higher level of activity, including the achievement of some important milestones on some of our NH90 programs, the positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro, a higher utilization of funds from our Project Phoenix research and development cost-sharing program and an increase in investment tax credits.

Capital employed increased by $25.0 million over last quarter and by $80.4 million over last year

The increase this quarter was mainly because of lower accounts payable and accrued liabilities and deposits on contracts.

The increase over last year was mainly due to increased accounts receivable and inventory at year-end, partially offset by a higher level of accounts payable and accrued liabilities and deposits on contracts.

Backlog up by 17% over last year

(amounts in millions)	FY2009	FY2008
Backlog, beginning of period	$765.1	$635.8
+ orders	599.4	530.0
- revenues	(483.5)	(383.7)
+/- adjustments (mainly FX)	12.0	(17.0)
Backlog, end of period	$893.0	$765.1

This year’s book-to-sale ratio was 1.24x.

CAE Year-End Financial Results 2009 | 23

Management’s Discussion and Analysis TRAINING & SERVICES/MILITARY TS/M was awarded $226.6 million in orders this quarter, including:

  A twenty-year in-service support contract including training devices upgrades and maintenance as well as hardware and software engineering support under the Operational Training Systems Provider (OTSP) program;

  A three-year NH90 flight simulation training contract with the Norwegian armed forces, awarded to Rotorsim, a consortium with equal participation between CAE and AgustaWestland;

  We will continue to provide training support services as part of the U.S. Air Force’s C-130J Maintenance and Aircrew Training System program and C-130E/H Aircrew Training System program, resulting from the exercise of an annual contract option by Lockheed Martin in their contract with CAE USA;

  We will continue development and services as part of the Synthetic Environment Core (SE Core) program as a result of the exercise of a contract option by the U.S. Army Program Executive Office for Simulation, Training and Instrumentation (PEO STRI).
  Under this program, we operate a rapid database production facility in Orlando, Florida for the U.S. Army.

Services and new initiatives

  We built an AW139 helicopter simulator which entered into service for Rotorsim, the consortium owned equally by CAE and AgustaWestland in the United States, at our Northeast Training Centre;

  We, along with our consortium partners, Eurocopter, Thales, and Rheinmetall Defence Electronics, inaugurated the world’s first NH90 helicopter full-mission simulator and the first NH90 training centre at the German Army Aviation School in Bückeburg, Germany;

  We initiated development to introduce wide area networking at our Medium Support Helicopter Aircrew Training Facility (MSHATF) in the U.K. This will enable Chinook, Merlin and Puma helicopter aircrews training at MSHATF to be able to participate in networked training and mission rehearsal exercises with U.K. defence forces at bases around the country.

Financial results
(amounts in millions
except operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$240.7	222.5	66.5	58.9	58.4	56.9	54.1
Segment operating income		$38.7	31.4	9.1	8.6	11.4	9.6	7.6
Operating margins	%	16.1	14.1	13.7	14.6	19.5	16.9	14.0
Amortization & depreciation		$8.7	8.1	2.6	2.2	1.9	2.0	1.8
Capital expenditures		$22.7	15.8	6.4	8.1	5.8	2.4	3.4
Capital employed		$164.5	136.5	164.5	160.9	146.6	150.5	136.5
Backlog		$994.2	789.7	994.2	833.3	785.2	789.4	789.7

Revenue up by 13% over last quarter and by 23% year over year

The increase over last quarter and year over year was mainly attributable to a strong level of activity in our Professional Services business, combined with revenue from the recently begun maintenance phase of the Synthetic Environment Core (SE Core) program in the U.S. The year-over-year increase was also attributable to the depreciation of the Canadian dollar against the euro and the U.S. dollar, partially offset by the strength of the Canadian dollar against the British pound.

Revenue was $240.7 million this year, 8% or $18.2 million higher than last year

The increase was mainly the result of a strong level of activity in our Professional Services business, revenue generated from the recently begun maintenance phase of the aforementioned SE Core program, the depreciation of the Canadian dollar against the U.S. dollar and euro and an increased level of effort on some of our maintenance service contracts in Germany. The increase was partially offset by the strength of the Canadian dollar against the British pound.

Segment operating income up by 6% over last quarter and by 20% year over year

The increase over last quarter was mainly due to higher volume, as well as a cost recovery resulting from annual labour rate reviews with the Canadian government, partially offset by a lower utilization of funds from our Project Phoenix research and development cost- sharing program.

The increase year over year was mainly due to higher volume, improved margins on some maintenance services contracts, and a $1.2 million dividend from a U.K.-based investment of TS/M. There was no dividend from this investment in the fourth quarter of fiscal 2008. The dividend is a component of TS/M’s recurring business, even though it is not received evenly throughout the year.

Segment operating income was $38.7 million this year, 23% or $7.3 million higher than last year

The increase was mainly due to higher volume, improved margins on some maintenance service contracts and $2.7 million more in dividends received from a U.K.-based investment.

Capital employed increased by $3.6 million over last quarter and by $28.0 million over last year

The increase this quarter was mainly due to higher non-cash working capital accounts, principally resulting from increased accounts receivable, offset by an increase in accounts payable and accrued liabilities.

The increase over last year was mainly due to higher accounts receivable and property, plant and equipment at year-end.

24 | CAE Year-End Financial Results 2009

	Management’s Discussion and Analysis

Backlog up by 26% over last year

(amounts in millions)	FY2009	FY2008
Backlog, beginning of period	$789.7	$834.4
+ orders	493.9	216.1
- revenues	(240.7)	(222.5)
+/- adjustments (mainly FX)	(48.7)	(38.3)
Backlog, end of period	$994.2	$789.7
This year’s book-to-sale ratio was 2.05x.

Combined military performance favourable over last year

Our combined military revenue at $210.1 million represented an increase of $25.7 million or 14% over last quarter, and $54.5 million or 35% compared to the fourth quarter of fiscal 2008. For fiscal 2009, our $724.2 million combined military revenue represented a $118.0 million or 19% increase over fiscal 2008. You will find more details in the above Results by segment sections of SP/M and TS/M.

Results were positively impacted by a series of events including Project Phoenix, additional investment tax credits and higher dividends from our U.K.-based investment. Going forward we expect our margin to be around 15%. This favourably compares to the normalized combined military operating margins of 13.1% in fiscal 2008 demonstrating the continuous improved profitability of our military business.

Combined military book-to-sale ratio for the year was 1.51x.

6. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1 Consolidated cash movements

(amounts in millions)	FY2009	FY2008	FY2007	Q4-2009	Q3-2009	Q4-2008
		Restated	Restated			Restated
Cash provided by continuing operating activities*	$290.1	$276.6	$219.1	$75.8	$64.6	$57.7
Changes in non-cash working capital	(94.6)	(15.7)	20.2	(4.6)	29.0	73.2
Net cash provided by continuing operations	$195.5	$260.9	$239.3	$71.2	$93.6	$130.9
Maintenance capital expenditures	(54.5)	(83.3)	(39.2)	(27.7)	(13.5)	(9.0)
Other assets	(5.0)	(5.5)	(2.9)	(2.0)	(1.0)	(1.2)
Cash dividends	(29.6)	(9.8)	(9.8)	(7.6)	(7.4)	(2.4)
Free cash flow[1]	$106.4	$162.3	$187.4	$33.9	$71.7	$118.3
Growth capital expenditures	(149.2)	(106.2)	(118.9)	(35.1)	(38.4)	(39.3)
Deferred development costs	(10.5)	(16.5)	(3.0)	(3.1)	(3.3)	(2.6)
Deferred pre-operating costs	(1.8)	(3.9)	(5.9)	0.5	(1.4)	(3.0)
Other cash movements, net	(4.1)	8.0	7.9	(3.4)	(7.8)	0.1
Business acquisitions (net of cash and cash
equivalents acquired)	(41.5)	(41.8)	(4.4)	(2.4)	(0.4)	(1.1)
Proceeds from disposal of discontinued operations	–	–	(3.8)	–	–	–
Effect of foreign exchange rate changes on cash and
cash equivalents	17.7	(0.1)	4.4	0.9	19.6	12.8
Net (decrease) increase in cash before proceeds
and repayment of long-term debt	$(83.0)	$1.8	$63.7	$(8.7)	$40.0	$85.2
* before changes in non-cash working capital

On April 1, 2008, we adopted a change to our definition of free cash flow to exclude the growth capital expenditures, capitalized costs and its corresponding asset-specific financing (including non-recourse debt).

[1] Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2009 | 25

Management’s Discussion and Analysis

Free cash flow was $33.9 million for the quarter

Free cash flow was 53% or $37.8 million lower than last quarter, and 71% or $84.4 million lower year over year mainly due to an increase in non-cash working capital and an increase in maintenance capital expenditures. Maintenance capital expenditures included the buyback for one simulator this quarter, while there were no buybacks in either the previous fiscal quarter of the fourth quarter of fiscal 2008.

Free cash flow was $106.4 million this year

Free cash flow was 34% or $55.9 million lower than last year. The decrease in free cash flow was mainly attributable to an increase in non-cash working capital and in cash dividends, partially offset by an increase in cash provided by continuing operations and reduced maintenance capital expenditures. The reduced maintenance capital expenditures was mainly due to the buyback of one simulator in fiscal 2009 versus three in fiscal 2008.

Maintenance capital expenditures decreased by $28.8 million, while growth capital expenditures increased by $43.0 million this year

Total capital expenditures of $203.7 million this year included:

  The buyback of a leased simulator that was already part of our network, and therefore included in our maintenance capital expenditures;

  The ongoing investment to grow our training network.

6.2 Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2009 was $671.2 million, of which $117.8 million (or 18%) was used for letters of credit. The total amount available as at March 31, 2008 was $573.6 million, of which $129.6 million (or 23%) was used. Due to the fact that our revolving credit facilities are denominated in U.S. dollars (US$400.0 million) and euros (€100.0 million), total availability increased due to the depreciation of the Canadian dollar, and to a small decrease in our utilization compared to the prior year. The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. There were no borrowings under the facilities as at March 31, 2009 nor as at March 31, 2008.

We have an unsecured and uncommitted bank line of credit available in euros totalling $5.0 million (€3.0 million) compared to $4.9 million (€3.0 million) at March 31, 2008. The line of credit bears interest at a euro base rate. We had not drawn down on this operating line as at March 31, 2009.

Long-term debt was $480.3 million as at March 31, 2009 compared to $379.8 million at the end of the previous fiscal year. The short-term portion of the long-term debt was $125.6 million as at March 31, 2009 compared to $27.3 million at the end of the previous fiscal year. The fluctuations in foreign exchange rates accounted for more than 50% of the variation in debt. Other reasons for the variation in debt over the year (other than normal contractual amortization of existing debt) are described below.

Upon the acquisition of Sabena, we assumed capital leases related to the leasing of various equipment, simulators, and a building. The leases have effective interest rates ranging from 3.98% to 6.09%. As at March 31, 2009, we had $17.2 million (€10.3 million) outstanding.

During fiscal 2009, CAE and its partner obtained $53.1 million (US$42.1 million) of senior collateralized non-recourse financing for the HATSOFF Helicopter Training Private Limited joint venture, a military aviation training centre in Bangalore, India. The debt begins semi-annual amortization in September 2013 with a final maturity in September 2025. After taking into consideration the effect of the USD-Indian rupees cross currency interest rate swap agreement, the fixed interest rate is 10.35% per annum. As at March 31, 2009, our proportionate (50%) share of the drawn amount of the debt was $7.6 million (US$6.0 million).

We borrowed an additional $14.1 million (€8.4 million) for our 25% share on the debt facility for the German NH90 project for a total of $68.4 million (€40.9 million). The borrowings bear interest at a EURIBOR rate and are currently swapped to a fixed rate of 4.8%. The project has €175.5 million in non-recourse financing to finance the build-out of the project. Following the build-out period, the debt will be non recourse to us with a final maturity in December 2019.

We borrowed, in U.S. dollars, Hong Kong dollars (HKD) and Chinese Yuan Renminbi (RMB or ¥), an additional $24.2 million (HKD49.0 million, US$5.8 million, ¥48.3 million) for our 49% share on the debt facilities of two FFSs for the Zhuhai Training Centre, for the expansion of that training centre, as well as the refinancing of existing debt for a total outstanding amount of $46.3 million (HKD49.0 million, US$21.7 million and ¥59.5 million) at March 31, 2009. In fiscal 2009, we made repayments totalling $8.2 million (US$2.2 million, ¥29.5 million). The U.S. dollar-based borrowings bear interest on a floating rate basis of U.S. LIBOR plus a spread ranging from 0.45% to 1% and have maturities between August 2008 and August 2014. The ¥ based borrowings bear interest at the local rate of interest with final maturities between September 2008 and September 2011. The HKD borrowings bear interest at HKD HIBOR plus a spread of 1.5% with final maturities in April 2009. The debts are non recourse to us.

We have an unsecured facility in place for $35.0 million to finance the cost of the ERP system. We can draw down on this facility on a quarterly basis with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. The average interest rates on these borrowings are approximately 6.1%. We have borrowed $8.1 million this year, and as at March 31, 2009, the amount outstanding was $17.1 million.

26 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for $126.0 million (US$100.0 million). This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2009, we had $69.7 million outstanding compared to $54.9 million as at March 31, 2008. Due to the fact that the majority of the guarantees are issued in U.S. dollars, the variation was principally due to the appreciation of the Canadian dollar.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will enable the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

6.3 Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures and notes and others. The table below shows when they mature.

Contractual obligations
As at March 31, 2009
(amounts in millions)	2010	2011	2012	2013	2014	Thereafter	Total
Long-term debt	$122.6	$32.9	$27.3	$89.8	$35.9	$147.1	$455.6
Capital leases	4.0	10.3	1.9	1.9	2.0	7.3	27.4
Operating leases	60.6	59.4	61.3	47.1	41.1	140.4	409.9
Purchase obligations	7.0	6.1	7.3	7.5	–	–	27.9
Total	$194.2	$108.7	$97.8	$146.3	$79.0	$294.8	$920.8

We also had total availability under the committed credit facilities of $553.4 million available as at March 31, 2009 compared to $444.0 million at March 31, 2008. Due to the fact that the credit facilities are denominated in U.S. dollars and euros, the increase in available credit resulted from the depreciation of the Canadian dollar, and to a lower utilization compared to the prior year.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times.

As at March 31, 2009 we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability depend on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

7.	CONSOLIDATED FINANCIAL POSITION
7.1	Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2009	2008
Use of capital:
Non-cash working capital	$(60.4)	$(138.1)
Property, plant and equipment, net	1,302.4	1,046.8
Other long-term assets	473.8	380.0
Other long-term liabilities	(225.6)	(216.1)
Total capital employed	$1,490.2	$1,072.6
Source of capital:
Net debt	$285.1	$124.1
Shareholders’ equity	1,205.1	948.5
Source of capital	$1,490.2	$1,072.6

Capital employed1 increased 39% over last year

The increase was mainly the result of higher property, plant and equipment, other long-term assets and non-cash working capital, offset by an increase in other long-term liabilities.

[1] Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2009 | 27

Management’s Discussion and Analysis

Our return on capital employed1 (ROCE) was 15.8% (14.4% adjusted for operating leases) this year compared to 16.8% (14.5% adjusted for operating leases) for last year.

Non-cash working capital1 increased by $77.7 million

The increase was mainly from an increase in accounts receivable and inventories, partially offset by an increase in accounts payable and accrued liabilities.

Net property, plant and equipment up $255.6 million

The increase was mainly from capital expenditures of $203.7 million and foreign exchange of $95.8 million, partially offset by normal depreciation of $71.3 million.

Net debt higher than last year

The increase was largely caused by an $83.0 million decrease in cash before proceeds and repayment of long-term debt, the depreciation of the Canadian dollar against our foreign-denominated debt and the assumption of debt held by acquired businesses.

Change in net debt
	As at March 31	As at March 31
(amounts in millions)	2009	2008
Net debt, beginning of period	$124.1	$133.0
Impact of cash movements on net debt
(see table in the cash movements section)	83.0	(1.8)
Business acquisitions and others	23.2	11.8
Effect of foreign exchange rate changes on long-term debt	54.8	(18.9)
Increase (decrease) in net debt during the period	161.0	(8.9)
Net debt, end of period	$285.1	$124.1

Non-recourse project financing

We arranged project financing for the Medium Support Helicopter (MSH) program in 1997 after entering into the program with the U.K. Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (Aircrew).

We have a 12% interest in CVS Leasing Ltd., which owns the simulators operated by the training centre. We manufactured and sold the FFSs to CVS Leasing Ltd., which then leased them to Aircrew for the full term of the MSH contract. We had a $6.4 million (£3.5 million) non-recourse debt outstanding as at March 31, 2009. Because we have a majority interest in Aircrew, we have consolidated their financial statements in our results. Future minimum lease payments associated with the FFSs leased to Aircrew are $74.5 million as at March 31, 2009 and are included in this section in the discussion of operating leases as contractual obligations. The amount is also disclosed in the commitments presented in Note 21 to the consolidated financial statements.

In April 2005, Helicopter Flight Training Services GmbH (HFTS), an industrial consortium in which we have 25% ownership, contracted a project-financing facility of €175.5 million to fund the acquisition of assets needed to fulfill a 14.5-year training services contract on the NH90 helicopter platform for the German Armed Forces. We account for 25% of the outstanding project-financing debt using the proportionate consolidation method. This was $68.4 million (€40.9 million) as at March 31, 2009, and was included in the amount disclosed in Note 12 to the consolidated financial statements.

We increased the amount of financing for the Zhuhai Flight Training Centre this year. The recorded debt represents our 49% joint venture share of term debt to acquire simulators and repay existing debt maturities, on a non-recourse basis, for the joint venture. The term debt was arranged through several financial institutions. Borrowings bear interest on a floating rate of U.S. LIBOR plus a spread, HKD HIBOR plus a spread, and RMB local rate of interest and have various amortizations to August 2014. We had $46.3 million outstanding (HKD49.0 million, US$21.7 million and ¥59.5 million) as at March 31, 2009. This is included in the amount disclosed in Note 12 to the consolidated financial statements.

In June 2007, we concluded a non-recourse financing for two newly established civil aviation training centres. The debt is non recourse to us and is collateralized by the assets of the training centres and is cross-guaranteed and cross-collateralized by the cash flow generated by the two training centres. The outstanding balance as of March 31, 2009 was $118.2 million (US$68.0 million and £18.1 million). This is included in the amount disclosed in Note 12 to the consolidated financial statements.

During fiscal 2009, CAE and its partner obtained $53.1 million (US$42.1 million) of senior collateralized non-recourse financing for the HATSOFF Helicopter Training Private Limited joint venture, a military aviation training centre in Bangalore, India. The debt has a final maturity of September 2025. As at March 31, 2009, our proportionate (50%) share of the drawn amount of the debt was $7.6 million (US$6.0 million). This is included in the amount disclosed in Note 12 to the consolidated financial statements.

Shareholders’ equity

The $256.6 million increase in equity was mainly because of higher net earnings ($199.4 million) and other comprehensive income ($74.7 million), partially offset by dividends ($29.6 million).

28 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 255,146,443 common shares issued and outstanding as at March 31, 2009 with total share capital of $430.2 million. We also had 4,211,150 options outstanding, of which 1,959,690 were exercisable. We have not issued any preferred shares to date.

As at April 30, 2009, we had a total of 255,374,612 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.03 per share each quarter in fiscal 2009. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to pay dividends of approximately $31 million based on our current dividend policy and the 255 million common shares outstanding as at March 31, 2009.

Guarantees

We issued letters of credit and performance guarantees for $115.7 million in the normal course of business this year, compared to $108.9 million last fiscal year. The amount was higher this year due to more advance payments offset by lower deployment obligations.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $2.3 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. We will continue to contribute to the underfunded liability until we have met the plan’s funding obligations.

7.2 Variable interest entities

Note 24 to the consolidated financial statements summarizes, by segment, the total assets and total liabilities of the significant entities in which we have a variable interest (variable interest entities or VIEs). They are listed by segment and include sale and leaseback structures and partnership arrangements.

Sale and leaseback

We have entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used in our training centres for both the military and civil aviation segments. These leases expire at various dates up to 2023, except for an arrangement that expires in 2037. Typically, we have the option to purchase the equipment at a specific purchase price at a specific time during the term of the lease. Some leases include renewal options at the end of the term. In some cases, we provided guarantees of the residual value of the equipment when the leases expire or on the day we exercise our purchase option.

These SPEs are financed by the collateralized long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the SPEs’ long-term debt.

Our variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except in one case where it is in the form of equity and subordinated loan. We also provide administrative services to another SPE in return for a market fee.

Some of these SPEs are VIEs. At the end of fiscal 2009 and 2008, we were the primary beneficiary for one of them. The assets and liabilities of the VIE are fully consolidated into our consolidated financial statements as at March 31, 2009 and 2008, even before we classified it as a VIE and CAE as being the primary beneficiary.

We are not the primary beneficiary for any of the other SPEs that are VIEs, and consolidation is not appropriate under the Accounting Guideline (AcG)-15 of the Canadian Institute of Chartered Accountants Handbook. Our maximum potential exposure to losses relating to these non-consolidated SPEs was $48.1 million at the end of fiscal 2009 ($42.0 million in 2008).

Partnership arrangements

We enter into partnership arrangements to provide manufactured military simulation products and training and services for the military and civil segments.

Our involvement with entities related to these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training and services contracts. While some of these entities are VIEs, we are not the primary beneficiary so these entities have not been consolidated. We continue to account for these investments under the equity method and record our share of the net earnings or losses based on the terms of the partnership arrangement. As at March 31, 2009 and 2008, our maximum off balance sheet exposure to losses related to these non-consolidated VIEs, other than from their contractual obligations, was not material.

CAE Year-End Financial Results 2009 | 29

Management’s Discussion and Analysis

7.3 Off balance sheet arrangements

Most of our off balance sheet obligations are from operating lease obligations related to two segments:

  The TS/C segment, which operates a fleet of over 140 simulators in our and other training centres. We have entered into sale and leaseback transactions with a number of different financial institutions and treat them as operating leases;

  The TS/M segment, which operates a training centre for the MSH project with the U.K Ministry of Defence to provide simulation services. The operating lease commitments are between the operating company (which has the service agreement with the U.K.
  Ministry of Defence) and the asset company (which owns the assets). These leases are non recourse to us.

Sale and leaseback transactions

The sale and leaseback of certain FFSs installed in our global network of training centres is a key element in our financing strategy to support investment in the civil and military training and services business. It provides us with a cost-effective, long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after a FFS has received certification by regulatory authorities and is installed and available to customers for training.

Sale and leaseback transactions are generally structured as leases with an owner participant. Before completing a sale and leaseback consolidated transaction, we record the cost to manufacture the simulator as a capital expenditure and include it as a fixed asset on the consolidated balance sheet. When the sale and leaseback transaction is executed, we record the transaction as a disposal of a fixed asset and the cash proceeds are comparable to the fair market value of the FFS.

We record the difference between the proceeds received and our manufacturing cost (roughly the margin that we would record if we had completed a FFS sale to a third party) under deferred gains and other long-term liabilities. We then amortize it over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, we take the guaranteed residual value into income if the value of the underlying FFS has not decreased.

We did not enter into any additional sale and leaseback transactions this year and as a result, proceeds from the sale and leaseback of assets are nil for this year and last year.

In fiscal 2009, we bought back one FFS that had initially been financed under a sale and leaseback transaction for a total consideration of $16.7 million (US$14.0 million), and for which we had an unamortized deferred gain of $7.8 million. This resulted in an increase of $8.9 million to our property, plant and equipment line.

The table below lists sale and leaseback transactions for FFSs that were in service in TS/C training centres as of March 31, 2009. They appear as operating leases in our consolidated financial statements.

Existing FFSs under sale and leaseback

		Number		Initial		Imputed	Unamortized	Residual
(amounts in millions		of FFSs	Lease	term		interest	deferred	value
unless otherwise noted)	Fiscal year	(units)	obligations	(years)		rate	gain	guarantee
SimuFlite	2002 to 2005	14	$145.0	10	to 20	5.5% to 6.7%	$9.7	$ –
CAE Inc.	2000 to 2002	3	40.2	20	to 21	6.4% to 7.6%	19.1	13.1
Denver training centres	2003	5	69.1	20		5.0%	24.0	–
Zhuhai Xiang Yi Aviation
Technology Company
Limited joint venture (1)	2003	5	19.9	15		3.0%	–	–
Other	–	2	10.4	8		6.55% to 7.0%	–	–
Total		29	$284.6				$52.8	$13.1
Annual lease payments
(upcoming 12 months)			$31.9
(1) We have a 49% interest in this joint venture.

The rental expenses related to operating leases of the FFSs under the sale and leaseback arrangements were $28.9 million for fiscal 2009, compared to $27.6 million last year.

You can find more details about operating lease commitments in Notes 21 and 26 to the consolidated financial statements.

7.4 Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our stock-based compensation costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

30 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the balance sheet date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under the valuation model, we primarily use external, readily observable market inputs. Assumptions or inputs that are not based on observable market data are used when external data is not available. Fair value calculations represent our best estimate of market conditions on a given date. Considering the variability of the factors used in determining fair value and the volume of financial instruments, the fair values presented in the consolidated financial statements may not be indicative of the amounts that we could realize in the current market environment or by immediate settlement of the instruments.

We used the following methods and assumptions to estimate the fair value of financial instruments:

  Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the consolidated balance sheet, which represent an appropriate estimate of their fair value due to their short-term maturities;

  Capital leases are valued using the discounted cash flow method;

  The fair value of long-term debt, the long-term obligation and long-term receivables (including CVS) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

  The fair value of our derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve, adjusted for counterparty credit risk. Assumptions are based on market conditions prevailing at each balance sheet date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the balance sheet date;

  The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

Counterparty credit risk and our own credit risk have been taken into account in estimating fair value of all financial assets and liabilities, including derivatives.

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are primarily exposed to credit risk, liquidity risk and market risk, especially foreign currency risk and interest rate risk.

Derivative instruments are used by us to manage market risk against the volatility in foreign exchange rates, interest rates and stock-based compensation in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes. We may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, we use non-derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with us, in relation to financial instruments. We are exposed to credit risk on our account receivables and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents, and derivative financial instrument assets.

Credit risks arising from our normal commercial activities are independently managed and controlled by our four segments, specifically in regards to customer credit risk. Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less allowance for doubtful accounts. An allowance for doubtful accounts is established when there is a reasonable expectation that we will not be able to collect all amounts due according to the original terms of the receivable (see note 6 to the consolidated financial statements). The carrying amount of the trade accounts receivable is reduced through the use of an allowance account and the amount of any increase to the allowance is recognized in earnings. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in earnings.

Our customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, we typically receive substantial non-refundable deposits on contracts. We closely monitor our exposure to major airlines in order to mitigate our risk to the extent possible. Furthermore, our trade accounts receivable are not concentrated to any specific customers but rather are from a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to a third-party for cash consideration on a non-recourse basis. We do not hold any collateral as security. The credit risk on cash and cash equivalents are mitigated by the fact that they are in place with a diverse syndicate of major Japanese, North American and European financial institutions.

CAE Year-End Financial Results 2009 | 31

Management’s Discussion and Analysis

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First we enter into contracts with counterparties that are of high credit quality (mainly A-rated or better). We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties we trade derivative financial instruments with. These agreements make it possible to apply full netting of the gross amounts of the market price assessments, when one of the contracting parties defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by us or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet a demand for cash or meet our obligations as they become due.

We manage this risk by establishing detailed cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a constant monitoring of expected cash inflows and outflows which is achieved through a detailed forecast of our consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet indebtedness. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to revolving unsecured term-credit facilities of US$400.0 million and €100.0 million. As well, we have an agreement to sell certain of our accounts receivable up to $50.0 million. We also constantly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of the fluctuations in foreign exchange rates. We are exposed to foreign currency rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency. As well, our foreign operations are essentially self-sustaining and these foreign operations’ functional currencies are other than the Canadian dollar (in particular the U.S. dollar [USD], euro [€] and British pounds [GBP or £]) Our related exposure to the foreign currency rates is primarily through cash and cash equivalents and other working capital elements of these foreign operations.

The segments also mitigate foreign currency risks by transacting, in their functional currency for material procurements, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain balance sheet items. We apply hedge accounting for a significant portion of forecasted transactions and firm commitments denominated in foreign currencies, designated as cash flow hedges.

Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity, consistent with the objective to fix currency rates on the hedged item.

Our policy is to hedge every new foreign currency-denominated manufacturing contract when it is signed and executed. We generally hedge future revenue exposure when contracts are signed. During the second quarter of fiscal 2009, we began to create a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

We eliminate the risk associated with the signed contracts by entering into forward exchange contracts (see Note 18 to the consolidated financial statements for more details). At the end of fiscal 2009, approximately 11% of the total value of the outstanding contracts was not hedged. The non-hedged portion results from short timing issues between contract signature and hedging transactions as well as a number of small contracts that remain unhedged. Furthermore, last year, we entered into a hedge to cover the interest and principal repayment of U.S.-denominated debt maturing in June 2009.

We enter into foreign exchange forward contracts to manage our exposure when we make a sale in a foreign currency. The amount and timing of the maturity of these forward contracts vary depending on a number of factors, including milestone billings and the use of foreign materials and/or sub-contractors. We had $708.9 million Canadian dollar equivalent in forward contracts at the end of fiscal 2009 ($95.6 million on buy contracts and $613.3 million on sales contracts), compared to $650.0 million ($157.7 million on buy contracts and $492.3 million on sales contracts) at the end of the previous year. The increase on sales contracts was mainly because of the creation of the portfolio of currency hedging future revenues, and of a higher number of foreign currency denominated revenue contracts being hedged. The decrease on buy contracts was mainly because of hedges on foreign currency costs incurred in our manufacturing process that expired at the end of the second quarter.

32 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Foreign currency sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar for the year ended March 31, 2009, the pre-tax effects on net earnings would have been a negative net adjustment of $2.5 million and a negative net adjustment of $24.6 million on OCI.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of the fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We also have a floating rate debt through an unhedged bank borrowing, a specific fair value hedge and other asset-specific floating rate debt. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly on interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 72% fixed-rate and 28% floating-rate at the end of this year, the same as the previous year.

Interest rate sensitivity analysis

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held-to-maturity to ensure proper asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on our consolidated net income and other comprehensive income.

Stock-based compensation cost

Since March 2004, we have entered into equity swap agreements with two major Canadian financial institutions to reduce our cash and net earnings exposure to fluctuations in our share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, we receive the economic benefit of dividends and a share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in our share price impacting the cost of the DSU and LTI-DSU programs and is reset monthly. As at March 31, 2009, the equity swap agreements covered 2,155,000 common shares.

Hedge of self-sustaining foreign operations

We have designated a portion of our senior notes totalling US$33.0 million as at March 31, 2009 (2008 – US$33.0 million), as a hedge of self-sustaining foreign operations and it is being used to hedge our exposure to foreign exchange risk on these investments. Gains or losses on the translation of the designated portion of our senior notes are recognized in other comprehensive income to offset any foreign exchange gains or losses on translation of financial statements of self-sustaining foreign operations. During the third quarter of fiscal 2008, US$60.0 million of senior notes, maturing in June 2009, was de-designated as a hedge of self-sustaining foreign operations. Accordingly, from the de-designation date, the change in carrying value of this portion of the senior notes as a result of change in foreign currency is recorded in earnings. However, a highly effective cash flow hedge was obtained to cover the interest payments and final maturity of this debt.

Refer to the Consolidated Statements of Comprehensive Income for the total amount of the change in fair value of financial instruments designated as cash flow hedge recognized in income for the period and total amount of gains and losses recognized in other comprehensive income. Also, refer to Note 18 of the consolidated financial statements for the classification of financial instruments and to Note 19 of the consolidated financial statements for amounts of gains and losses associated with financial instruments, including derivatives not designated in a hedging relationship.

8.	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES
8.1	Acquisitions

Fiscal 2009 acquisitions

We acquired three businesses for a total cost, including acquisition costs, of $64.3 million which was payable primarily in cash of $43.9 million and assumed debt of $20.4 million. The total cost does not include potential additional consideration of $6.3 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Sabena Flight Academy

During the first quarter of fiscal 2009, we acquired Sabena Flight Academy (Sabena). Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates.

Academia Aeronautica de Evora S.A.

During the second quarter of fiscal 2009, we increased our participation in Academia Aeronautica de Evora S.A. (AAE) to 90% in a non-cash transaction.

Kestrel Technologies Pte Ltd

During the third quarter of fiscal 2009, we acquired Kestrel Technologies Pte Ltd (Kestrel) which provides consulting and professional services, and provides simulator maintenance and technical support services.

CAE Year-End Financial Results 2009 | 33

Management’s Discussion and Analysis

Fiscal 2008 acquisitions

We acquired four businesses for a total cost, including acquisition costs, of $52.4 million which was payable primarily in cash. The total costs did not include potential additional consideration of $12 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Engenuity Technologies Inc.

During the first quarter of fiscal 2008, we acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MultiGen-Paradigm Inc.

During the first quarter of fiscal 2008, we acquired MultiGen-Paradigm Inc. (MultiGen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creating industry standard visual simulation file formats.

Macmet Technologies Limited

During the second quarter of fiscal 2008, we acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades flight simulators, tank and gunnery trainers, as well as develops software required for simulations.

As part of this agreement, we were given a call option on the remaining 24% of outstanding shares. The call option expires six years from the acquisition completion date. At the expiry of the call option period, the remaining shareholders of Macmet can exercise a put option and require us to purchase the remaining outstanding shares. As such, we consider that all outstanding shares have been purchased and 100% of Macmet’s results have been consolidated by us since the acquisition date.

Flightscape Inc.

During the second quarter of fiscal 2008, we acquired Flightscape Inc. (Flightscape), which provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations.

During the third quarter of fiscal 2009, we recorded an additional purchase price for Flightscape of $3.0 million settled in cash and reduced the additional potential consideration of $12.0 million to $1.0 million which, if met, would be recorded as additional goodwill. The additional purchase price was recorded as goodwill.

The net assets of Sabena, AAE and Flightscape are included in the Training & Services/Civil segment. The net assets of Kestrel, MultiGen and Macmet are included in Simulation Products/Military. The net assets of Engenuity are segregated between the Simulation Products/Military and Training & Services/Military segments.

The above-listed acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

8.2 Discontinued operations

CAE Elektronik GmbH Telecommunication Department

During fiscal 2008, we decided to discontinue our German telecommunication department. This department develops and sells unified messaging software for various clients and other office software solutions. As well, the business offers services in both standardized and customer-specific software communication solutions for voice-over-IP and ISDN environment. CAE Elektronik GmbH divested its telecommunication department through a sales agreement with an exclusive buyer. The transaction resulted in the recognition of a net loss in discontinued operations amounting to $2.2 million, net of a tax recovery of $1.0 million during the fourth quarter of fiscal 2008.

Forestry Systems

On May 2, 2003, we completed the sale of one of our Forestry Systems businesses to Carmanah Design and Manufacturing. We were entitled to receive further consideration based on the performance of the business. During the first quarter of fiscal 2007, a settlement was concluded and we received a payment of $0.2 million (net of tax expense of $0.1 million).

On August 16, 2002, we sold substantially all the assets of the sawmill division of our Forestry Systems. We were entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, we were notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. We completed a review of the buyers’ books and records and, in January 2006, launched legal proceedings to collect the payment that we believe is owed to us. Prior to the termination of the arbitration, for fiscal 2008 and 2007, we incurred fees in connection with the evaluation and litigation exercise amounting to $1.2 million (net of tax recovery of $0.2 million) and $0.9 million (net of tax recovery of $0.2 million), respectively.

34 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Until April 2008, we were in arbitration with the buyer because of this dispute. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent. A write-off, in the amount of $8.5 million (net of a tax recovery of $1.5 million), was accounted for in fiscal 2008 because, in accordance with the relevant accounting pronouncements, we deemed that the impairment conditions existed at the date of our fiscal 2008 consolidated financial statements.

9. BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

9.1 Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets and new entrants are emerging and others are positioning themselves to take advantage of expected market demand. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. We also face competition from Alteon Training L.L.C., a Boeing subsidiary, which may have certain pricing and other competitive advantages over CAE due to its status within the Boeing group of companies.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Reduced demand resulting from the recessionary economy and credit constraints for civil market products can lead to heightened competition for each available sale. This in turn may lead to a reduction in profit on sales won during such a period.

Level of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2009, for example, sales by the SP/M and TS/M segments accounted for 44% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry. Most airlines faced financial difficulties in fiscal 2009, due both to surging costs for jet fuel (alleviated in the latter part of the year for some, but hedging positions extended the pain for others) and the global credit crisis and ensuing economic recession which has resulted in air cargo and traffic declines.

If fuel prices return to high levels for a sustained period, there could possibly be a greater impetus for airlines to replace older, less fuel efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market leading to the higher cost, and diminished availability of credit may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services and to purchase our products. However, both Airbus and Boeing have announced credit availability for their customers.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays and resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

CAE Year-End Financial Results 2009 | 35

Management’s Discussion and Analysis

Sales or licences of certain CAE products require regulatory approvals

The sale or licence of many of our products are subject to regulatory controls. These can prevent us from selling to certain countries and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military-related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which could cause a potential loss of revenue for us. Failing to comply with any of these regulations in countries where we operate could result in fines and other material sanctions.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. We may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

If we fail to comply with government regulations and requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability and could have a negative effect on our reputation and ability to procure other government contracts in the future.

9.2 Risks relating to the Company

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our research and development initiatives with the financial support of government, including the Government of Québec through Investissement Québec and the Government of Canada through the Strategic Aerospace and Defence Initiative (SADI) and Technology Partnerships Canada. We may not in the future be able to replace these existing programs with other government risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Procurement and OEMs encroachment

We are required to procure data, parts, equipment and many other inputs from a wide variety of OEMs and sub-contractors. We are not always able to find two or more sources for inputs we need, and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

36 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licenses on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may mean we have to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

  Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

  Our pilot provisioning;

  Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Integration of businesses acquired

The success of our acquisitions depend on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the business acquired into our existing operations.

Enterprise resource planning

We are investing time and money in an ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from any third party. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

9.3 Risks relating to the market

Foreign exchange

Approximately 95% of our revenue is generated in foreign currencies and this will continue to be the case. Conversely, a larger proportion of our operating expenses are in Canadian dollars. Any significant change in the value of the Canadian dollar will cause volatility in our results of operations, cash flow and financial condition from period to period. If the Canadian dollar increases in value, it will negatively affect our foreign currency-denominated revenue and hence our financial results. If the Canadian dollar decreases in value, it will negatively affect our foreign currency-denominated costs and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower. We have various hedging programs to partially offset this exposure. However, our currency hedging activities may not successfully mitigate foreign exchange risk.

CAE Year-End Financial Results 2009 | 37

Management’s Discussion and Analysis

Availability of capital

Our main credit facility is up for renewal in fiscal 2011. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same five year duration and on similar terms as were previously available four years ago.

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on assumptions related to projected employee compensation levels at the time of retirement and the anticipated long-term rate of return on pension plan assets. The actuarial funding valuation reports determine the amount of cash contributions that we are required to contribute into the registered retirement plans. The latest funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash funding contributions. As the pension fund assets consist of a mix of bonds and equities, recent market conditions have reduced the market value of the pension fund assets. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of such funds for other corporate purposes.

Doing business in foreign countries

We have operations in over 20 countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 60% of revenue in fiscal 2009. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue for the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These are the main risks we are facing:

  Change in laws and regulations;

  Tariffs, embargoes, controls and other restrictions;

  General changes in economic and geopolitical conditions;

  Complexity and risks of using foreign representatives and consultants.

10. CHANGES IN ACCOUNTING STANDARDS

10.1 Significant changes in accounting standards – fiscal 2007 to 2009

We prepare our financial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee (EIC) Abstracts.

Stock-based compensation for employees eligible to retire before the vesting date

In the third quarter of fiscal 2007, we adopted EIC-162, Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date. This change was required for all companies under Canadian GAAP for interim financial statements ending on or after December 31, 2006.

The abstract stipulates that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense is recognized at that date. The abstract also requires us to retroactively restate prior periods.

Adopting EIC-162 had the following impact on our consolidated financial statements:

  It increased contributed surplus by $0.2 million on April 1, 2005, and decreased contributed surplus by $0.2 million on April 1, 2006;

  It resulted in a cumulative charge of $1.9 million to retained earnings on April 1, 2004, $1.6 million on April 1, 2005 and $2.9 million on April 1, 2006;

  It increased the stock-based compensation expense by $2.2 million for fiscal year 2006 and had no impact for fiscal 2005;

  It had an impact on our basic and diluted earnings per share of $0.01 for fiscal 2006, and a nil impact for fiscal 2007 and fiscal 2005.

Accounting changes

On April 1, 2007, we adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. The adoption of this revised standard had no effect on our consolidated statements.

Financial instruments and hedging relationships

On April 1, 2007, we adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments –Recognition and Measurement and Section 3865, Hedges, which provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.

Our adoption of these financial instrument standards resulted in changes in the accounting for financial instruments and hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable.

38 | CAE Year-End Financial Results 2009

	Management’s Discussion and Analysis

The following table summarizes the required transition adjustment upon adoption of the relevant standards as at April 1, 2007:
		Accumulated other
(amounts in millions)	Retained earnings	comprehensive loss
Financial instruments classified as held-for-trading	$(0.3)	$ –
Effect of discontinued hedging relations	(2.6)	–
Carrying value difference of financial instruments recognized as held-to-
maturity, loans and receivables and other financial liabilities carried at
amortized cost using the effective interest method	(0.1)	–
Fair value of cash flow hedge	(0.1)	(6.0)
Effect of initial recognition of embedded derivatives	(9.4)	–
Other	0.3	0.9
Income tax adjustment	3.9	1.6
	$(8.3)	$(3.5)

Financial instruments – disclosures and presentation

Effective April 1, 2008, we adopted CICA Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, issued to replace Section 3861, Financial Instruments – Disclosure and Presentation. Under CICA 3862, an entity is required to disclose information that enables users to evaluate the significance of financial instruments on an entity’s financial position and performance, to evaluate the nature and extent of risks, such as credit risk, liquidity risk and markets risks, arising from financial instruments to which the entity is exposed during the period and at the consolidated balance sheet date, and to evaluate how the entity monitors and manages those risks.

Section 3863 carries forward standards for presentation of financial instruments and non-financial derivative instruments and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of our consolidated financial statements. The new disclosures pursuant to these new CICA handbook sections are included in Note 18 of our consolidated financial statements. Comparative information about the nature and extent of risks arising from financial instruments is not required in the year Section 3862 is adopted.

Reclassification of financial assets

In October 2008, the CICA issued amendments to Handbook Section 3855, Financial Instruments – Recognition and Measurement and Section 3862, Financial Instruments – Disclosures. These amendments permit the reclassification of financial assets out of held-for-trading and available-for-sale categories in specified circumstances. The amendments are applicable to us for periods beginning on or after July 1, 2008. There were no adjustments to our consolidated financial statements upon adoption of this new standard.

Credit risk and fair value of financial assets and financial liabilities

During the fourth quarter of fiscal 2009, we adopted EIC-173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities. This abstract stipulates that counterparties’ credit risk and an entity’s own credit risk should be taken into account when estimating the fair value of all financial assets and financial liabilities, including derivatives. The abstract permits retroactive application with or without restatement of prior periods. We apply the abstract retrospectively without restatement of prior periods and as such, EIC-173 was applied April 1, 2008.

Accordingly, we have remeasured our financial instruments carried at fair value as at April 1, 2008, to take such risks into account. The application of EIC-173 did not have a material net impact on our consolidated financial statements.

Capital disclosures

Effective April 1, 2008, we adopted CICA Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 17 of our consolidated financial statements.

Inventories

Effective April 1, 2008, we adopted CICA Handbook Section 3031, Inventories, which replaced existing Section 3030 with the same title. The new section specifies the measurement of inventory to be at the lower of cost and net realizable value with the requirement to reverse previous write-downs in certain circumstances. It provides more extensive guidance on the determination of cost including allocation of overhead, and narrows the permitted cost formula to apply for the recognition to expense as well as expanding disclosure requirements. There were no adjustments to our consolidated financial statements upon adoption of this new standard. The new disclosures are included in Note 7 of our consolidated financial statements.

General standards of financial statement presentation

Effective April 1, 2008, we adopted CICA revised Handbook Section 1400, General Standards of Financial Statement Presentation. The revision to this section provides additional guidance related to management’s assessment of our ability to continue as a going concern. There were no adjustments to our consolidated financial statements upon adoption of this new standard.

CAE Year-End Financial Results 2009 | 39

Management’s Discussion and Analysis 10.2 Future changes in accounting standards Intangible assets

In February 2008, the AcSB issued the new CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Sections 3062,

Goodwill and Other Intangible Assets, and 3540, Research and Development Costs. New Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. EIC-27, Revenues and Expenditures during the Pre-Operating Period, will no longer apply to entities that have adopted Section 3064. For us, these changes are effective for interim and annual financial statements beginning on April 1, 2009 and will be adopted on a retrospective basis.

We currently defer and amortize pre-operating costs on a straight-line basis over five years, but will cease this treatment upon adoption of Section 3064. The estimated impact of adopting this accounting standard, on a retrospective basis to our consolidated statement of earnings for years ended March 31 is:

(amounts in millions)	2009	2008
Deferred pre-operating costs, net of non-cash items	$2.2	$(0.9)
Income tax adjustment	(0.5)	(0.5)
Adjustment to net earnings	$1.7	$(1.4)

As at March 31, 2009, the impact of adopting this future change to other assets on our consolidated balance sheet will be a decrease of $10.4 million. The shareholders’ equity at April 1, 2007, will decrease by $8.6 million, net of tax recovery of $3.6 million.

Our treatment regarding R&D costs will not be impacted as a result of this future change in accounting standard.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In December 2008, the CICA approved three new accounting standards Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replacing Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 provides the Canadian equivalent to IFRS 3 – Business Combinations (January 2008) and Sections 1601 and 1602 to IAS 27 – Consolidated and Separate Financial Statements (January 2008). Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards will require a change in the measurement of non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’ equity on the balance sheet. In addition, net earnings will include 100% of the subsidiary’s results and present the allocation between the controlling interest and non-controlling interest. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. All three standards are effective at the same time Canadian public companies will have adopted IFRS, for fiscal year beginning on or after January 1, 2011. We are currently evaluating the impact of this standard on our consolidated financial statements.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. While Canadian GAAP and IFRS are both principles-based and use comparable conceptual frameworks, there are significant recognition, measurement, presentation and disclosure differences. In the period leading up to the transition date, the AcSB is expected to issue accounting standards that are converged with IFRS, intentionally mitigating the impact of adopting IFRS at the changeover date.

We plan to prepare our interim and annual financial statements in accordance with IFRS for periods commencing on April 1, 2011.

Our IFRS changeover plan

We have developed a detailed changeover plan, comprised of five phases expected to be completed according to the following timeline:

40 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Phase	Selected Key Activities	Status
Diagnostic	• Identify significant high-level differences between the existing	Completed
Canadian GAAP and IFRS, as relevant to our specific instance.
Design and	• Establish project strategy, infrastructure and timeframe;	Completed
planning	• Identify internal stakeholders that may be affected by the	Completed
transition;
	• Train the core project team;	Completed
	• Raise awareness across the organization.	Completed
Solution	• Perform a detailed review of all relevant IFRS standards to	Refer to the status of the key
development	identify differences with our current accounting policies;	elements of the plan section below for
some of the impacts from applying
IFRS.
	• Select new accounting policies when applicable, including those	Completed, but awaiting management
	under IFRS 1 transition date first time adoption exemptions;	approval.
	• Develop a model for our IFRS financial statements;	In progress
	• Identify information gaps and necessary changes in reporting,	In progress
processes and systems;
	• Identify effect on other internal and external stakeholders;	In progress. A core team has been
established which includes individuals
from various internal business
processes with the objective of
developing solutions to address
impacts to their respective functions.
	• Design a process to prepare the IFRS comparative information;	During the first part of fiscal 2010
	• Prepare a detailed implementation plan;	During the first part of fiscal 2010
	• Provide training to selected employees.	During the first part of fiscal 2010

Key preliminary accounting policy conclusions

IFRS 1 requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first annual IFRS reporting period (March 31, 2012 for CAE), and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards effective at an entity’s reporting date; however, certain optional exceptions are available. Any, all, or none of these exemptions may be taken.

The following are some of the preliminary conclusions with respect to some of the IFRS 1 optional exemptions:

Exemption Foreign currency translation adjustments (CTA)	Preliminary Conclusion The CTA balance at the transition date will be eliminated by adjusting retained earnings.
Employee benefits	The cumulative net unrecognized actuarial gains and losses on our opening balance sheet will be recognized through the adjustment of retained earnings at the transition date.
Business combinations	We have elected to apply the IFRS standard only to business combinations that have occurred after the date of transition, without restating prior business combinations.
Borrowing costs

In addition to the interest already capitalized on our simulators, we have elected to capitalize borrowing costs related to qualifying assets for which commencement date for capitalization is on or after the date of transition.

CAE Year-End Financial Results 2009 | 41

Management’s Discussion and Analysis

The following table reflects some of our preliminary accounting policy decisions. Please note that while we have attempted to include expected changes to the current IFRS standards in our decision-making process, the standards are continuously evolving and our decisions may change if previously unconsidered new standards or amendments become effective.

Accounting
Policy	Selected Key Activities	Potential Impact
Accounting for	Our joint ventures (JVs) will be accounted for using the equity	There is no impact to net earnings but
joint ventures (1)	method instead of using proportionate consolidation.	there will be a significant presentation
impact on orders and backlog figures,
the consolidated balance sheet and
consolidated statements of earnings
because revenues from JVs will not
be included in our consolidated
revenue line item.
Leases (1)	Material lease arrangements currently classified as operating	The assets and related debt of these
	leases would instead qualify for finance (capital) lease treatment	finance (capital) lease arrangements
	and thus be on-balance sheet.	would be recognized on the
consolidated balance sheet. Rent
expense from operating leases would
instead be recognized as amortization,
interest expense from finance leases
and a repayment of capital.
Employee	Actuarial gains and losses subsequent to the transition to IFRS are	When actuarial gains or losses occur,
benefits	recognized in the period in which they occur, outside net earnings,	the consolidated statement of earnings
	but in a new SORIE/OCI (Statement of Recognized Income and	will not be affected, however, this
	Expenses/Other Comprehensive Income) statement and	recognition may create volatility in the
	reconciliation.	related consolidated balance sheet
accounts.
Minority interests	Non-controlling interest will be presented as part of shareholder’s	Not expected to have a significant
	equity (currently presented apart from other long-term liabilities	impact.
and shareholder’s equity) and income/losses related to non-
controlling interest will be included in net income.
Financial	Our accounting for financial instruments, including the conditions	The impact of the recognition and
instruments (1)	to qualify for hedge accounting, is essentially similar to IFRS.	measurement of financial instruments
is not expected to be significant,
except for the accounting for available-
for-sale financial instruments with no
quoted market price. Current
Canadian GAAP states that these
investments be measured at cost.
Under IFRS, they will be accounted for
at fair value at each reporting date.

(1)

The International Accounting Standards Board (IASB) has a work plan that estimates the completion of several projects that will amend or replace current standards in 2010 and 2011. Included in this timetable are major projects in relation to accounting for joint ventures, leases, and financial instruments.

Every quarter, we will update you on the timing and status of these and other key elements for our changeover plan.

42 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

10.3 Critical accounting estimates

Because we prepare our consolidated financial statements according to GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the period reported. We regularly review the estimates as they relate to the following areas, among others:

  Revenue recognition;

  Income taxes;

  Valuation of goodwill and intangible assets;

  Research and development (R&D) costs;

  Pre-operating costs;

  Transaction costs;

  Employee future benefits.

Management makes these estimates based on its best knowledge of current events and actions that we may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment or certain assets, and actual results could differ from those estimates.

Our critical accounting policies are those that we believe are the most important in determining the our financial condition and results and require significant subjective judgment by management. We consider an accounting estimate to be critical if it requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if there are likely to be changes, from period to period, in the estimate that would have a material effect on our financial condition or results of operations.

See the Notes to the consolidated financial statements for a summary of our significant accounting policies, including the accounting policies discussed below.

Revenue recognition

Long-term contracts

We recognize revenue from long-term contracts for the design, engineering and manufacturing of flight simulators using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable, and when collection is reasonably certain. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of actual costs incurred to date related to the estimated total costs to complete the contract. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined.

We measure contract losses at the amount by which the estimated total costs exceed the estimated total revenue from the contract. We record warranty provisions when revenue is recognized, based on past experience. We generally do not provide customers with a right of return or complimentary upgrade. We bill customers for post-delivery support separately and recognize revenue over the support period.

Multiple-element arrangements

We sometimes enter into multiple-element revenue arrangements which may include, for example, a combination of designing, engineering and manufacturing flight simulators, spare parts and maintenance.

A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria are considered separately for the different units of accounting if all of the following criteria are met:

  The delivered item has value to the customer on a stand-alone basis;

  There is objective and reliable evidence of the fair value of the undelivered item (or items);

  If the arrangement includes a general right of return for the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by us on an individual basis or on other basis covered by the concept of vendor-specific objective evidence as presented in the Statement of Position (SOP) 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants. We do enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining the fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

The applicable revenue recognition criteria for the separated units of accounting in regards to the individual design, engineering and manufacturing of flight simulators, spare parts and maintenance elements are described below.

CAE Year-End Financial Results 2009 | 43

Management’s Discussion and Analysis Product maintenance

We recognize revenue from maintenance contracts in earnings on a straight-line method over the contract period. In situations where it is clear that we will incur costs other than on a straight-line basis, based on historical evidence, we recognize revenue over the contract period in proportion to the costs we expect to incur in performing services under the contract.

Spare parts

We recognize revenue from the sale of spare parts when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

We also enter into software arrangements to sell, independently or in multiple-element arrangements, stand-alone software, services, maintenance and software customization. We recognize revenue from software arrangements according to the guidance set out in SOP 97-2, as described in more details as follows:

  Stand-alone products
  Revenue from software licence arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

  Consulting services
  Revenues from direct consulting or training services that are provided to customers are recognized as the services are rendered.

  Maintenance
  Maintenance and support revenues are recognized ratably over the term of the related agreements.

  Multiple-element arrangements
  We sometimes enter into multiple-element revenue software arrangements, which may include any combination of software, services or training, customization and maintenance. In these instances, the fee is allocated to the various elements as previously described.

  Long-term software arrangements
  Revenues from fixed-price software arrangements and software customization contracts that require significant production, modification or customization of software are also recognized under the percentage-of-completion method.

Training services

We recognize training services when persuasive evidence of an arrangement exists, the fee is fixed or can be determined, recovery is reasonably certain and the services have been rendered.

For flight schools, the cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, we recognize revenue in earnings on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flown flight hours.

Income taxes and investment tax credits

We use the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires us to recognize future tax benefits, such as for net operating loss carryforwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized when, in management’s opinion, it is more likely than not that the future income tax assets will not be realized.

We measure future tax assets and liabilities by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse.

We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

We deduct investment tax credits (ITCs) arising from research and development (R&D) activities from the related costs, and include them in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets, and amortization is calculated on the net amount.

We are subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities and ITCs recoverable involves certain uncertainties in interpreting complex tax regulations, we use management’s best estimates to determine potential tax liabilities and ITCs. Differences between the estimates and the actual amount of taxes and ITCs are recorded in net earnings at the time they can be determined.

Valuation of goodwill and intangible assets

Goodwill is tested for impairment at least annually or more often if events or changes in circumstances indicate it might be impaired.

We test for impairment by comparing the fair value of our reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, we compare, in a second step, the fair value of goodwill related to the reporting unit to its carrying value, and recognize an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

44 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

We perform the annual review of goodwill as at December 31 of each year. We did not determine that a charge was required following the review as at December 31, 2006, December 31, 2007 and December 31, 2008.

We account for our business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires us to identify and attribute values and estimated lives to the intangible assets acquired. This involves considerable judgment and often involves the use of significant estimates and assumptions, including those relating to future cash flows, discount rates and asset lives. Determining these values and estimates subsequently affects the amount of amortization expense to be recognized in future periods over the intangible assets’ estimated useful lives.

Research and development (R&D) costs

We charge research costs to consolidated earnings in the period they are incurred. We also charge development costs to consolidated earnings in the period they are incurred unless they meet all of the criteria for deferral according to CICA Handbook Section 3450, Research and Development Costs, and we are reasonably assured of their recovery. We deduct government contributions for research and development activities from the related costs or assets, if they are deferred. We start amortizing development costs deferred to future periods when the product is produced commercially, and we charge the costs to consolidated earnings based on anticipated sales of the product when possible, over a period not exceeding five years using the straight-line method.

Pre-operating costs

We defer costs incurred during the pre-operating period for all new operations related to training centres. Pre-operating costs are incremental in nature and management considers them to be recoverable from the future operations of the new training centre. We no longer capitalize costs when a training centre opens. We amortize deferred pre-operating costs over a five-year period using the straight-line method.

Transaction costs

We include transaction costs directly related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) in the fair value initially recognized for those financial instruments and we amortize them using the effective-interest rate method. We amortize costs related to sale and leaseback agreements and the revolving unsecured term credit facilities on a straight-line basis over the term of the related financing agreements.

Employee future benefits

We maintain defined benefit pension plans that provide benefits based on the length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on the plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service life of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

11. SUBSEQUENT EVENTS
 xwave

During the second quarter of fiscal year 2009, we signed an asset purchase agreement to acquire Bell Aliant’s Defence, Security and Aerospace business unit which currently operates under the xwave brand. As at March 31, 2009, this transaction was not yet closed and we have not consolidated xwave. The acquisition closed on May 1, 2009.

Restructuring

On May 14, 2009, we introduced actions required to size the company to current and expected market conditions. The actions will be concentrated in two phases – the first of which is already underway. Overall, we will be laying off 700 employees: 380 in the coming weeks and the balance in the fall. All employees affected will be advised in the coming days. Approximately 600 out of the 700 employees affected are based in Montreal where we produce our civil simulators, the rest are based in our other locations around the world. We estimate a restructuring expense of approximately $34 million for both phases to be recorded in the first quarter of fiscal year 2010.

12. CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer and the Chief Financial Officer have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

CAE Year-End Financial Results 2009 | 45

Management’s Discussion and Analysis

12.1 Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO) and other members of Management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under U.S. Securities Exchange Act of 1934, as of March 31, 2009. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2009, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2 Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2009, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13. OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14. ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

15. SELECTED FINANCIAL INFORMATION

Selected annual information for the past five years

(unaudited - amounts in millions, except per share amounts)	2009	2008	2007	2006	2005
Revenue	$1,662.2	$1,423.6	$1,250.7	$1,107.2	$986.2
Earnings (loss) from continuing operations	200.5	164.8	129.1	69.6	(304.4)
Net earnings (loss)	199.4	152.7	127.4	63.6	(199.6)
Financial position:
Total assets	$2,676.1	$2,253.2	$1,956.2	$1,716.1	$1,699.7
Total net debt	285.1	124.1	133.0	190.2	285.8
Per share:
Basic earnings (loss) from continuing operations	$0.79	$0.65	$0.51	$0.28	$(1.23)
Diluted earnings (loss) from continuing operations	0.79	0.65	0.51	0.28	(1.23)
Basic net earnings (loss)	0.78	0.60	0.51	0.25	(0.81)
Diluted net earnings (loss)	0.78	0.60	0.50	0.25	(0.81)
Basic dividends	0.12	0.04	0.04	0.04	0.10
Shareholders’ equity	4.73	3.74	3.30	2.69	2.63

46 | CAE Year-End Financial Results 2009

			Management’s Discussion and Analysis

Selected quarterly information

(unaudited – amounts in millions, except per share
amounts and exchange rates)	Q1	Q2	Q3		Q4		Total
Fiscal 2009
Revenue	$392.1	406.7	424.6		438.8		1,662.2
Earnings from continuing operations	$47.0	48.9	53.3		51.3		200.5
Basic earnings per share from continuing operations	$0.18	0.19	0.21		0.20		0.79
Diluted earnings per share from continuing operations	$0.18	0.19	0.21		0.20		0.79
Net earnings	$46.1	48.7	53.3		51.3		199.4
Basic earnings per share	$0.18	0.19	0.21		0.20		0.78
Diluted earnings per share	$0.18	0.19	0.21		0.20		0.78
Average number of shares outstanding (basic)	254.3	254.9	254.9		254.9		254.8
Average number of shares outstanding (diluted)	255.1	255.4	254.9	(1)	254.9	(1)	255.0
Average exchange rate, U.S. dollar to Canadian dollar	$1.01	1.04	1.21		1.25		1.13
Fiscal 2008
Revenue	$358.3	353.9	344.8		366.6		1,423.6
Earnings from continuing operations	$38.7	39.0	40.1		47.0		164.8
Basic earnings per share from continuing operations	$0.15	0.15	0.16		0.19		0.65
Diluted earnings per share from continuing operations	$0.15	0.15	0.16		0.18		0.65
Net earnings	$38.7	38.9	39.5		35.6		152.7
Basic earnings per share	$0.15	0.15	0.16		0.14		0.60
Diluted earnings per share	$0.15	0.15	0.16		0.14		0.60
Average number of shares outstanding (basic)	252.4	253.5	253.8		253.9		253.4
Average number of shares outstanding (diluted)	253.8	254.9	254.8		254.9		254.6
Average exchange rate, U.S. dollar to Canadian dollar	$1.10	1.04	0.98		1.00		1.03
Fiscal 2007
Revenue	$301.8	280.4	331.2		337.3		1,250.7
Earnings from continuing operations	$33.0	31.3	29.7		35.1		129.1
Basic earnings per share from continuing operations	$0.13	0.12	0.12		0.14		0.51
Diluted earnings per share from continuing operations	$0.13	0.12	0.12		0.14		0.51
Net earnings	$32.4	31.0	29.7		34.3		127.4
Basic earnings per share	$0.13	0.12	0.12		0.14		0.51
Diluted earnings per share	$0.13	0.12	0.12		0.14		0.50
Average number of shares outstanding (basic)	250.8	251.0	251.2		251.4		251.1
Average number of shares outstanding (diluted)	253.5	252.9	253.3		253.7		253.0
Average exchange rate, U.S. dollar to Canadian dollar	$1.12	1.12	1.14		1.17		1.14

(1) For the three months ended December 31, 2008 and March 31, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Selected segment information (annual)
(unaudited – amounts in millions, except
operating margins)		Simulation Products			Training & Services				Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Civil
Revenue	$477.5	$435.3	$348.1	$460.5	$382.1	$336.9	$938.0	$817.4	$685.0
Segment operating income	92.1	94.9	60.4	85.1	73.5	64.3	177.2	168.4	124.7
Operating margins (%)	19.3	21.8	17.4	18.5	19.2	19.1	18.9	20.6	18.2
Military
Revenue	$483.5	$383.7	$357.5	$240.7	$222.5	$208.2	$724.2	$606.2	$565.7
Segment operating income	87.7	51.7	39.1	38.7	31.4	33.7	126.4	83.1	72.8
Operating margins (%)	18.1	13.5	10.9	16.1	14.1	16.2	17.5	13.7	12.9
Total
Revenue	$961.0	$819.0	$705.6	$701.2	$604.6	$545.1	$1,662.2	$1,423.6	$1,250.7
Segment operating income	179.8	146.6	99.5	123.8	104.9	98.0	303.6	251.5	197.5
Operating margins (%)	18.7	17.9	14.1	17.7	17.4	18.0	18.3	17.7	15.8
						Other	–	–	(8.1)
						EBIT	$303.6	$251.5	$189.4

CAE Year-End Financial Results 2009 | 47

Management’s Discussion and Analysis

Selected segment information (fourth quarter ending March 31)

(unaudited – amounts in millions, except
operating margins)	Simulation Products		Training & Services			Total

	2009	2008	2009	2008	2009	2008
Civil
Revenue	$107.3	$106.5	$121.4	$104.5	$228.7	$211.0
Segment operating income	18.5	23.8	23.7	23.8	42.2	47.6
Operating margins (%)	17.2	22.3	19.5	22.8	18.5	22.6
Military
Revenue	$143.6	$101.5	$66.5	$54.1	$210.1	$155.6
Segment operating income	26.8	14.5	9.1	7.6	35.9	22.1
Operating margins (%)	18.7	14.3	13.7	14.0	17.1	14.2
Total
Revenue	$250.9	$208.0	$187.9	$158.6	$438.8	$366.6
Segment operating income	45.3	38.3	32.8	31.4	78.1	69.7
Operating margins (%)	18.1	18.4	17.5	19.8	17.8	19.0
				EBIT	$78.1	$69.7

48 | CAE Year-End Financial Results 2009

CAE Inc.

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Report on Internal Control Over Financial Reporting

Management of CAE is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f), 15d-15(f) under the Securities and Exchange Act of 1934). CAE’s internal control over financial reporting is a process designed under the supervision of CAE’s President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of March 31, 2009, management conducted an assessment of the effectiveness of the Company’s internal control over the financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting as of March 31, 2009 was effective.

Montreal (Canada) May 14, 2009

Independent Auditor’s Report To the Shareholders of CAE Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of CAE Inc. (the “Company”) as at March 31, 2009, 2008 and 2007. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Company as at March 31, 2009 and 2008, and the related consolidated statements of earnings, changes in shareholders’ equity, comprehensive income, accumulated other comprehensive loss and cash flows for each of the three years in the period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

2 | CAE Year-End Financial Results 2009

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at March 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

[1] Chartered accountant auditor permit No.12300

Consolidated Financial Statements

CAE Year-End Financial Results 2009 | 3

Consolidated Financial Statements

Consolidated Balance Sheets

As at March 31
(amounts in millions of Canadian dollars)	2009	2008

Assets
Current assets
Cash and cash equivalents	$195.2	$255.7
Accounts receivable (Note 6)	322.4	255.0
Inventories (Note 7)	334.2	229.9
Prepaid expenses	31.3	32.7
Income taxes recoverable	11.5	39.0
Future income taxes (Note 14)	5.3	14.1
	$899.9	$826.4
Property, plant and equipment, net (Note 8)	1,302.4	1,046.8
Future income taxes (Note 14)	86.0	64.3
Intangible assets (Note 9)	77.1	62.0
Goodwill (Note 10)	159.1	115.5
Other assets (Note 11)	151.6	138.2
	$2,676.1	$2,253.2

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$540.4	$482.7
Deposits on contracts	203.8	209.3
Current portion of long-term debt (Note 12)	125.6	27.3
Future income taxes (Note 14)	20.9	16.8
	$890.7	$736.1
Long-term debt (Note 12)	354.7	352.5
Deferred gains and other long-term liabilities (Note 13)	185.6	184.9
Future income taxes (Note 14)	40.0	31.2
	$1,471.0	$1,304.7

Shareholders’ equity
Capital stock (Note 15)	$430.2	$418.9
Contributed surplus	10.1	8.3
Retained earnings	813.3	644.5
Accumulated other comprehensive loss	(48.5)	(123.2)
	$1,205.1	$948.5
	$2,676.1	$2,253.2

Contingencies and commitments (Notes 20 and 21)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Approved by the Board:

4 | CAE Year-End Financial Results 2009

	Consolidated Financial Statements

Consolidated Statements of Earnings

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	2009	2008	2007
Revenue	$1,662.2	$1,423.6	$1,250.7
Earnings before interest and income taxes (Note 25)	$303.6	$251.5	$189.4
Interest expense, net (Note 12)	20.2	17.5	10.6
Earnings before income taxes	$283.4	$234.0	$178.8
Income tax expense (Note 14)	82.9	69.2	49.7
Earnings from continuing operations	$200.5	$164.8	$129.1
Results of discontinued operations (Note 5)	(1.1)	(12.1)	(1.7)
Net earnings	$199.4	$152.7	$127.4
Basic and diluted earnings per share from continuing operations	$0.79	$0.65	$0.51
Basic earnings per share	$0.78	$0.60	$0.51
Diluted earnings per share	$0.78	$0.60	$0.50
Weighted average number of shares outstanding (basic) (Note 15)	254.8	253.4	251.1
Weighted average number of shares outstanding (diluted) (Note 15)	255.0	254.6	253.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Equity

Year ended March 31, 2009
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of year	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Stock options exercised	1,077,200	9.3	–	–	–	9.3
Transfer upon exercise of
stock options	–	1.0	(1.0)	–	–	–
Stock dividends	99,407	1.0	–	(1.0)	–	–
Stock-based
compensation (Note 16)	–	–	2.8	–	–	2.8
Net earnings	–	–	–	199.4	–	199.4
Dividends	–	–	–	(29.6)	–	(29.6)
Other comprehensive
income	–	–	–	–	74.7	74.7
Balances,
end of year	255,146,443	$430.2	$10.1	$813.3	$(48.5)	$1,205.1

The total of Retained earnings and Accumulated other comprehensive loss for the year ended March 31, 2009 was $764.8 million (2008 –$521.3 million; 2007 – $422.5 million).

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Year-End Financial Results 2009 | 5

Consolidated Financial Statements

Year ended March 31, 2008
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of year	251,960,449	$401.7	$5.7	$510.2	$(87.7)	$829.9
Shares issued	169,851	0.8	–	–	–	0.8
Stock options exercised	1,814,095	13.9	–	–	–	13.9
Transfer upon exercise of
stock options	–	2.2	(2.2)	–	–	–
Stock dividends	25,441	0.3	–	(0.3)	–	–
Stock-based
compensation (Note 16)	–	–	4.8	–	–	4.8
Cumulative effect of
implementing
accounting standards
(Note 2)	–	–	–	(8.3)	(3.5)	(11.8)
Net earnings	–	–	–	152.7	–	152.7
Dividends	–	–	–	(9.8)	–	(9.8)
Other comprehensive loss	–	–	–	–	(32.0)	(32.0)
Balances,
end of year	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5

Year ended March 31, 2007
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of year	250,702,430	$389.0	$5.6	$392.8	$(115.2)	$672.2
Stock options exercised	1,236,895	10.0	–	–	–	10.0
Transfer upon exercise of
stock options	–	2.5	(2.5)	–	–	–
Stock dividends	21,124	0.2	–	(0.2)	–	–
Stock-based
compensation (Note 16)	–	–	2.6	–	–	2.6
Net earnings	–	–	–	127.4	–	127.4
Dividends	–	–	–	(9.8)	–	(9.8)
Other comprehensive
income	–	–	–	–	27.5	27.5
Balances,
end of year	251,960,449	$401.7	$5.7	$510.2	$(87.7)	$829.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

6 | CAE Year-End Financial Results 2009

		Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars)		2009	2008	2007
Net earnings	$199.4		$152.7	$127.4
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange gains (losses) on translation of
financial statements of self-sustaining foreign operations	$113.3		$(50.2)	$26.1
Net change in (losses) gains on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations		(7.7)	15.7	1.5
Reclassifications to income		(1.9)	–	–
Income tax adjustment		(1.3)	(0.6)	(0.1)
	$102.4		$(35.1)	$27.5
Net changes in cash flow hedge
Net change in (losses) gains on derivative items designated
as hedges of cash flows	$(48.8)		$29.7	$ –
Reclassifications to income or to the related
non-financial assets or liabilities		10.4	(25.2)	–
Income tax adjustment		10.7	(1.4)	–
	$(27.7)		$3.1	$ –
Total other comprehensive income (loss)	$74.7		$(32.0)	$27.5
Comprehensive income	$274.1		$120.7	$154.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
	Currency			Other
As at and for the year ended March 31, 2009	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge		Loss
Balance in accumulated other comprehensive
loss at beginning of year	$(122.8)	$(0.4)	$(123.2)
Details of other comprehensive loss:
Net change in gains (losses)	105.6	(48.8)		56.8
Reclassifications to income or to the related
non-financial assets or liabilities	(1.9)	10.4		8.5
Income tax adjustment	(1.3)	10.7		9.4
Total other comprehensive income for the year	$102.4	$(27.7)	$74.7
Balance in accumulated other comprehensive
loss at end of year	$(20.4)	$(28.1)	$(48.5)

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Year-End Financial Results 2009 | 7

Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	2009	2008	2007
Operating activities
Net earnings	$199.4	$152.7	$127.4
Results of discontinued operations (Note 5)	1.1	12.1	1.7
Earnings from continuing operations	$200.5	$164.8	$129.1
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	71.3	60.6	55.0
Financing cost amortization	0.8	0.8	0.8
Amortization and write down of intangible and other assets	19.7	16.9	15.8
Future income taxes (Note 14)	8.0	26.4	(14.2)
Investment tax credits	19.9	15.4	19.3
Stock-based compensation plans (Note 16)	(11.5)	(0.8)	24.6
Employee future benefits, net (Note 23)	0.4	0.1	(0.9)
Amortization of other long-term liabilities	(9.6)	(6.8)	(7.8)
Other	(9.4)	(0.8)	(2.6)
Changes in non-cash working capital (Note 19)	(94.6)	(15.7)	20.2
Net cash provided by operating activities	$195.5	$260.9	$239.3
Investing activities
Business acquisitions (net of cash and cash equivalents acquired) (Note 3)	$(41.5)	$(41.8)	$(4.4)
Proceeds from the disposal of discontinued operations (net of cash and
cash equivalents disposed) (Note 5)	–	–	(3.8)
Capital expenditures	(203.7)	(189.5)	(158.1)
Deferred development costs	(10.5)	(16.5)	(3.0)
Deferred pre-operating costs	(1.8)	(3.9)	(5.9)
Other	(5.0)	(5.5)	(2.9)
Net cash used in investing activities	$(262.5)	$(257.2)	$(178.1)
Financing activities
Net borrowing under revolving unsecured credit facilities (Note 12)	$ –	$ –	$(0.6)
Proceeds from long-term debt, net of transaction costs and debt basis
adjustment (Note 12)	50.3	141.1	45.8
Repayment of long-term debt (Note 12)	(27.8)	(37.4)	(39.8)
Dividends paid	(29.6)	(9.8)	(9.8)
Common stock issuance (Note 15)	9.3	13.9	10.0
Other	(13.4)	(5.9)	(2.1)
Net cash (used in) provided by financing activities	$(11.2)	$101.9	$3.5
Effect of foreign exchange rate changes on cash and cash equivalents	$17.7	$(0.1)	$4.4
Net (decrease) increase in cash and cash equivalents	$(60.5)	$105.5	$69.1
Cash and cash equivalents at beginning of year	255.7	150.2	81.1
Cash and cash equivalents at end of year	$195.2	$255.7	$150.2

Supplementary Cash Flows Information (Note 19)
The accompanying notes form an integral part of these Consolidated Financial Statements.

8 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

Years ended March 31, 2009, 2008 and 2007 (amounts in millions of Canadian dollars)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES Nature of operations

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iii)	Training & Services/Civil – Provides business and commercial aviation training for all flight and ground personnel and all associated services;
(iv)	Training & Services/Military – Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions.

Generally accepted accounting principles and financial statements presentation

The Company’s accounting policies and those of its subsidiaries conform, in all material respects, to Canadian generally accepted accounting principles (GAAP), as defined by the Canadian Institute of Chartered Accountants (CICA). In some respects, these accounting principles differ from United States generally accepted accounting principles (U.S. GAAP). The main differences are described in Note 26.

Except where otherwise indicated, all amounts in these consolidated financial statements are expressed in Canadian dollars.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires CAE’s management (management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting of long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, fair value of certain financial instruments, goodwill and intangibles, based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in the impairment of certain assets.

Basis of consolidation

The consolidated financial statements include the accounts of CAE Inc. and of all its majority-owned subsidiaries, and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest (refer to Note 4). All significant intercompany accounts and transactions have been eliminated. The investment over which the Company exercises significant influence is accounted for using the equity method and the portfolio investment is accounted at fair value unless there is no readily available market value.

The Company adheres to the principles of Accounting Guideline-15 (AcG-15), Consolidation of Variable Interest Entities, to determine if variable interest entities would be consolidated into the accounts of CAE Inc. AcG-15 requires the consolidation of a variable interest entity (VIE) (a party with an ownership, contractual or other financial interest) when a variable interest holder is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for VIEs created prior to the adoption of AcG-15 on January 1, 2005, the assets, liabilities and non-controlling interests of these entities must be initially consolidated as if the entities were always consolidated based on the majority voting interest. The Company revises its determination of the accounting for VIEs when certain events occur, such as changes in governing documents or contractual arrangements. Refer to Note 24 for additional information.

CAE Year-End Financial Results 2009 | 9

Notes to the Consolidated Financial Statements Revenue recognition Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain.

Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, related to the estimated total costs to complete the contract. Recognized revenues and margins are subject to revisions as the contract progresses to completion. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The cumulative impact of any revisions in cost and earning estimates are reflected in the period in which the need for a revision becomes known. Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on past experience. Generally, no right of return or complementary upgrade is provided to customers. Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Multiple-element arrangements

The Company sometimes enters into multiple-element revenue arrangements, which may include a combination of design, engineering and manufacturing of flight simulators, spare parts and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria are considered separately for the different units of accounting if all of the following criteria are met:

(i)	The delivered item has value to the customer on a stand-alone basis;
(ii)	There is objective and reliable evidence of the fair value of the undelivered item (or items);
(iii)

If the arrangement includes a general right of return related to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by the Company on an individual basis or on other basis covered by the concept of vendor-specific objective evidence as presented in the Statement of Position (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants. The Company does enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

The applicable revenue recognition criteria for the separated units of accounting in regards to the individual design, engineering and manufacturing of flight simulators, spare parts and maintenance elements are described below.

Product maintenance

Revenue from maintenance contracts is recognized in earnings on a straight-line method over the contract period. In situations when it is clear that costs will be incurred by using a basis other than a straight-line method, based on historical evidence, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

The Company also enters into software arrangements to sell, independently or in multiple-element arrangements, stand-alone software, services, maintenance and software customization. Revenue from software arrangements is recognized in accordance with the guidance set out in SOP 97-2 as described in more detail as follows:

(i)	Stand-alone products

Revenue from software license arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

(ii)	Consulting services
Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.
(iii)	Maintenance
Maintenance and support revenues are recognized ratably over the term of the related agreements.
(iv)	Multiple-element arrangements

The Company sometimes enters into multiple-element revenue software arrangements, which may include any combination of software, services or training, customization and maintenance. In such instances, the fee is allocated to the various elements as previously described.

(v)	Long-term software arrangements
Revenues from fixed-price software arrangements and software customization contracts that require significant production,
10	| CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

modification, or customization of software are also recognized under the percentage-of-completion method.

Training services

Training services are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and the services have been rendered.

For flight schools, the cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, revenue is recognized in earnings on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flown flight hours.

Foreign currency translation

Self-sustaining foreign operations

Assets and liabilities of self-sustaining foreign operations are translated at exchange rates in effect at the balance sheet date and revenue and expenses are translated at the average exchange rates for the period. Foreign exchange gains or losses arising from the translation into Canadian dollars are included in accumulated other comprehensive loss, which have a separate component of shareholders’ equity.

Amounts related to foreign currency translation in accumulated other comprehensive loss are released to the consolidated statement of earnings when the Company reduces its overall net investment in foreign operations by way of a reduction in capital or through the settlement of long-term intercompany balances, which have been considered part of the Company’s overall net investment.

Foreign currency operations

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the prevailing exchange rate at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the functional currency and revenue and expense items are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Translation gains or losses are included in the determination of earnings, except those related to long-term intercompany account balances, which form part of the overall net investment in foreign operations, and those arising from the translation of debt denominated in foreign currencies and designated as hedges on the overall net investments of self-sustaining foreign operations which are included in accumulated other comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at date of purchase.

Accounts receivable

Receivables are carried at amortized cost using the effective interest method, net of a provision for doubtful accounts, based on expected recoverability. The Company is involved in a program under which it sells certain of its accounts receivable to a third party for a cash consideration without recourse to the Company. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable. Losses and gains on these transactions are recognized in net earnings.

Inventories

Long-term contract inventories (unbilled sales [UBS]) resulting from applying the percentage-of-completion method to account for revenues for most of the Company’s long-term contracts are included as part of inventories and consist of materials, direct labour, relevant manufacturing overhead, and estimated contract margins.

Work in progress is stated at the lower of cost specific identification and net realizable value. The cost of work in progress includes material, labour, and an allocation of manufacturing overhead, based on normal operating capacity but excludes capitalized borrowing costs.

Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost specific identification and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. In the case of raw materials and spare parts, replacement cost is generally the best measure of net realizable value.

Long-lived assets

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost less accumulated depreciation, net of any impairment charges. The declining balance and straight-line methods are used to calculate amortization over the estimated useful lives of the assets as follows:

	Method	Rates / Years
Building and improvements	Declining balance / Straight line	2.5 to 10% / 10 to 20 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance / Straight line	20 to 35% / 3 to 10 years
Aircraft	Straight-line (15% residual)	Not exceeding 12 years
Aircraft engines	Based on utilization	Not exceeding 3,000 hours

CAE Year-End Financial Results 2009 | 11

Notes to the Consolidated Financial Statements Asset retirement obligations

Asset retirement obligations are recognized in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The obligation is measured initially at fair value discounted to its present value using a credit-adjusted risk-free interest rate, and the resulting costs are capitalized into the carrying value of the related assets. The associated liability is accreted to the estimated fair value of the obligation at the settlement date through periodic accretion charges to earnings. Costs related to asset retirement obligations are depreciated over the remaining useful life of the underlying asset.

The Company has a known conditional asset retirement obligation which is the asbestos remediation activities to be performed in the future, that is not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, this obligation has not been recorded in the consolidated financial statements because the fair value cannot be reasonably estimated. A liability for this obligation will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability’s fair value.

Leases

The Company enters into leases in which substantially all the benefits and risks of ownership transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings. All other leases are classified as operating leases under which leasing costs are expensed in the period in which they are incurred and straight-line over the terms of the lease. Gains, net of transaction costs, related to the sale and leaseback of simulators are deferred and the net gains in excess of the residual value guarantees are amortized over the term of the lease. When at the time of the sale and leaseback transactions, the fair value of the asset is less than the carrying value, the difference is recognized as a loss in the Company’s net earnings immediately. The residual value guarantees are ultimately recognized in the Company’s net earnings upon expiry of the related sale and leaseback agreement unless the Company decides to exercise its early buy-out options, when applicable at fair value. Then, the related deferred gain from the residual value guarantee is applied against the cost of the asset.

Interest capitalization

Interest costs relating to the construction of simulators, buildings for training centres and other internally developed assets are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the asset is completed and ready for productive use.

Intangible assets with definite useful lives and amortization

Intangible assets with definite useful lives are recorded at their fair value at the acquisition date. Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

	Amortization	Weighted Average
	Period	Amortization Period
Trade names	2 to 20 years	18
Customer relationships	3 to 10 years	9
Customer contractual agreements	5 to 12 years	11
Technology	5 to 10 years	10
Enterprise resource planning and other software	3 to 10 years	7
Other intangible assets	2 to 20 years	14

Impairment of long-lived assets

Long-lived assets or asset groups are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their carrying amounts to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment, if any, is measured as the excess of the carrying amount of the asset or asset group over its fair value.

Other assets

Research and development (R&D) costs

Research costs are charged to consolidated earnings in the period in which they are incurred. Development costs are also charged to consolidated earnings in the period incurred unless they meet all the criteria for deferral, as per CICA Handbook Section 3450, Research and Development Costs, and their recovery is reasonably assured. Government contribution arising from research and development activities is deducted from the related costs or assets, if deferred. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to consolidated earnings based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

Pre-operating costs

The Company defers costs incurred during the pre-operating period for all new operations related to training centres. Pre-operating costs are incremental in nature and are considered by management to be recoverable from the future operations of the new training centre. Capitalization ceases upon the opening of the training centre. Deferred pre-operating costs are amortized over a five-year period using the straight-line method.

Deferred financing costs

Deferred financing costs related to the revolving unsecured term credit facilities and sale and leaseback agreements are included in other assets and amortized on a straight-line basis over the term of the related financing agreements.

Restricted cash

The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries, external bank financing, government-related sales contracts and business acquisition arrangements.

12 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

Business combinations and goodwill

Acquisitions are accounted for using the purchase method and, accordingly, the results of operations of the acquired business are included in the consolidated statements of earnings effective on their respective dates of acquisition.

Goodwill represents the excess of the cost of acquired businesses over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment in value.

The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds its fair value, the Company compares, in a second phase, the fair value of goodwill related to the reporting unit to its carrying value and recognizes, if required, an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more fair value measures, including present value techniques of estimated future cash flows and estimated amounts at which the unit, as a whole, could be purchased or sold in a current transaction between willing unrelated parties. If the carrying amount of the reporting unit exceeds its fair value, the second phase requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of that reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in consolidated net earnings.

Income taxes and investment tax credits

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires the recognition of future tax benefits, such as for net operating loss carryforwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will not be realized.

Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse.

The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in net earnings at the time they can be determined.

Stock-based compensation plans

The Company’s stock-based compensation plans consist of five categories of plans: Employee Stock Option Plan (ESOP), Employee Stock Purchase Plan (ESPP), Deferred Share Unit (DSU) plan for executives, Long-Term Incentive Deferred Share Unit (LTI-DSU) plan and Long-Term Incentive Restricted Share Unit (LTI-RSU) plan. All plans are described in Note 16.

Using the fair value method, compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus in shareholders’ equity. The Company estimates the fair value of options using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, valuation models generally require the input of highly-subjective assumptions including expected stock price volatility.

A compensation expense is also recognized for the Company’s portion of the contributions made under the ESPP and for the grant date amount of vested units at their respective valuations for the DSU, LTI-DSU and LTI-RSU plans. For DSU and LTI-DSUs, the Company accrues a liability based on the market price of the Company’s common shares. The fair value of the LTI-RSUs liability is determined using a binomial model. Any subsequent changes in the Company’s stock price affect the compensation expense. The Company has entered into equity swap agreements with major Canadian financial institutions in order to reduce its cash and earnings exposure related to the fluctuation in the Company’s share price relating to the DSU and LTI-DSU programs.

CAE’s practice is to issue options in May of each fiscal year or at the time of hiring of new employees or making new appointments. In both instances, these options vest equally over four years. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to share capital together with any related stock-based compensation expense.

Since the adoption of Emerging Issues Committee (EIC)-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, during fiscal 2007, the Company recognizes the stock-based compensation expense for employees who will become eligible for retirement during the vesting period over the period from grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense is recognized at that date unless the employee is under contract which, in that case, the compensation expense is recognized over the term of the contract.

CAE Year-End Financial Results 2009 | 13

Notes to the Consolidated Financial Statements Employee future benefits

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service lives of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Earnings per share

Earnings per share are calculated by dividing consolidated net earnings available for common shareholders by the weighted average number of common shares outstanding during the year. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.

Disposal of long-lived assets and discontinued operations

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less selling costs and are not amortized as long as they are classified as assets to be disposed of by sale. Operating results of a company’s components disposed of by sale or being classified as held-for-sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the Company’s current operations pursuant to the disposal and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company’s operations and cash flows.

Financial instruments and hedging relationships

Financial instruments Financial assets and financial liabilities

Financial assets and financial liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value. Subsequent measurement of the financial instruments is based on their classification as described below. Financial assets and financial liabilities are classified into one of these five categories: held–for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale. The determination of the classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to the initial recognition.

Held-for-trading

Financial instruments classified as held–for-trading are carried at fair value at each balance sheet date with the change in fair value recorded in net earnings in the period in which these changes arise. The held-for-trading classification is applied when a financial instrument:

  Is a derivative, including embedded derivatives accounted for separately from the host contract, but excluding those derivatives designated as effective hedging instruments;

  Has been acquired or incurred principally for the purpose of selling or repurchasing in the near future;

  Is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

  Has been irrevocably designated as such by the Company (fair value option).

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as held-to-maturity investments, loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings in the period.

Available-for-sale

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date. Unrealized gains and losses, including changes in foreign exchange rates, are recognized in other comprehensive income (loss) (OCI) in the period in which the changes arise and are transferred to earnings when the assets are derecognized. Securities classified as available-for-sale which do not have a readily available market value are recorded at cost.

14 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

As a result, the following classifications were determined:

(i)	Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified as held-for-trading;
(ii)	Accounts receivable and long-term receivables are classified as loans and receivables;
(iii)

The Company’s minority interest investment is classified as available-for-sale while its equity investment in the entity subject to significant influence and its joint ventures are excluded from the scope of the accounting framework of financial instruments;

(iv)

Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as capital lease obligations are classified as other financial liabilities, all of which are measured at amortized costs using the effective interest rate method;

(v)	To date, the Company has not classified any financial asset as held-to-maturity.

Transaction costs

Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified as held-for-trading) are included in the fair value initially recognized for those financial instruments. These costs are amortized to earnings using the effective interest rate method.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated balance sheet when the Company has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities respectively.

Derivative instruments Freestanding derivatives

Freestanding derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and stock-based compensation in order to minimize their impact on the Company’s results and financial position. The most frequently used derivative instruments by the Company are forward foreign currency contracts, interest rates, foreign currency and equity swaps agreements. These instruments are carried at fair value at each balance sheet date. Short-term and long-term derivative assets have been included as part of accounts receivable and other assets respectively. Short-term and long-term derivative liabilities have been included as part of accounts payable and accrued liabilities, and deferred gains and other long-term liabilities respectively.

Embedded derivatives

Embedded derivatives are a component of a hybrid instrument that also includes a non-derivative host contract. They are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the hybrid instrument is not classified as held-for-trading or designated at fair value. The Company may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each balance sheet date with the change in fair value recorded in consolidated net earnings in the period in which these changes arise.

Hedge accounting Policy

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and stock-based compensation in order to minimize their impact on the Company’s results and financial position. The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching all derivative hedging instruments to specific assets and liabilities or to specific firm commitments or to forecasted transactions.

Documentation

At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Method of accounting

All derivative instruments are carried at fair value at each balance sheet date. The method of recognizing fair value gains and losses depends on whether derivatives are held-for-trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in the consolidated statements of earnings. When derivatives are designated as hedges, the Company classifies them either as: (a) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (b) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, a firm commitment or a forecasted transaction (cash flow hedges).

CAE Year-End Financial Results 2009 | 15

Notes to the Consolidated Financial Statements Fair value hedge

The Company has outstanding and discontinued interest rate swap agreements, which it designates as fair value hedges related to variations of the fair value of its long-term debt due to changes in LIBOR interest rates. For fair value hedges outstanding, gains or losses arising from the measurement of derivative hedging instruments at fair value and attributable to the hedged risks are accounted for as an adjustment to the carrying amount of hedged items and are recorded in earnings. However, for fair value hedges that were discontinued prior to the adoption of financial instrument standards, carrying amounts of hedged items are adjusted by the remaining balances of any deferred gains or losses on the hedging items. The adjustment is amortized in earnings.

Cash flow hedge

The Company has forward foreign currency contracts and foreign currency and interest rate swap agreements, which it designates as cash flow hedges of recognized assets or liabilities, firm commitments or forecasted transactions. When all the critical terms of the hedging items and the hedged item coincide (such as dates, quantities and delivery location), the Company assumes the hedge to be perfectly effective against changes in the overall fair value of the hedged item. Otherwise, the amounts and timing of future cash flows are projected on the basis of their contractual terms and estimated progress on projects. The aggregate cash flows, over time, form the basis for identifying the effective portion of gains and losses on the derivative instruments designated as cash flow hedges. The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the consolidated net earnings. Amounts accumulated in OCI are reclassified to earnings in the period in which the hedged item affects earnings. However, when the forecasted transactions that are hedged items result in recognition of non-financial assets (for example, inventories or property, plant and equipment), gains and losses previously deferred in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in consolidated net earnings as the related non-financial assets are derecognized or amortized.

Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting or when the hedging instrument expires or is sold. Any cumulative gain or loss existing in OCI at that time remains in OCI until the hedged item is eventually recognized in earnings. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was reported in OCI is recognized immediately in earnings.

Hedge of self-sustaining foreign operations

The Company has designated certain long-term debt as a hedge of its overall net investment in self-sustaining foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI, net of tax and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded in earnings.

Comprehensive income (loss)

Comprehensive income represents the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources, and is composed of net earnings and OCI.

OCI refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from consolidated net earnings. OCI includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations, net changes in gains (losses) on items designated as hedges on net investments and as cash flow hedges, reclassifications to income or to the related non-financial assets or liabilities and net changes on financial assets classified as available-for-sale, as well as income tax adjustments.

Government cost sharing

Contributions from Industry Canada under the Technology Partnerships Canada program (TPC) and from Investissement Québec for costs incurred in R&D programs, are recorded as a reduction of costs or as a reduction of capitalized costs.

A liability to repay the government contribution is recognized when conditions arise and the repayment thereof is reflected in the consolidated statements of earnings when royalties become due.

Severance, termination benefits and costs associated with exit and disposal activities

In accordance with EIC-134, Accounting for Severance and Termination Benefits and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), the Company recognizes severance benefits that do not vest when the decision is made to terminate the employee. Special termination benefits are accounted for when management commits to a plan that specifically identifies all significant actions to be taken and commits the entity to the event that obligates it under the terms of contract with its employees to pay such termination benefits. Such termination benefits and the benefit arrangements are communicated to the employees in sufficient detail to enable them to determine the type and amount of benefits they will receive when their employment is terminated. All other costs associated with restructuring, exit and disposal activities are recognized in the period in which they are incurred.

Disclosure of guarantees

The Company discloses information concerning certain types of guarantees that may require payments, contingent on specified types of future events. In the normal course of business, CAE issues letters of credit and performance guarantees.

16 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

NOTE 2 – CHANGES IN ACCOUNTING POLICIES Implemented in fiscal 2009 Financial instruments – disclosures and presentation

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862, Financial instruments – Disclosures and Section 3863,

Financial Instruments – Presentation, issued to replace Section 3861, Financial Instruments – Disclosure and Presentation. Under Section 3862, an entity is required to disclose information that enables users to evaluate the significance of financial instruments on an entity’s financial position and performance, to evaluate the nature and extent of risks, such as credit risk, liquidity risk and market risks, arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and to evaluate how the entity monitors and manages those risks.

Section 3863 carries forward standards for presentation of financial instruments and non-financial derivative instruments and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of the Company’s financial statements. The new disclosures pursuant to these new CICA handbook sections are included in Note 18. Comparative information about the nature and extent of risks arising from financial instruments is not required in the year Section 3862 is adopted.

Reclassification of financial assets

In October 2008, the CICA issued amendments to Handbook Section 3855, Financial Instruments – Recognition and Measurement and Section 3862, Financial Instruments – Disclosures. These amendments permit the reclassification of financial assets out of held-for-trading and available-for-sale categories in specified circumstances. The amendments are applicable to the Company to periods beginning on or after July 1, 2008. There were no adjustments to the Company’s consolidated financial statements upon adoption of this new standard.

Credit risk and fair value of financial assets and financial liabilities

During the fourth quarter of fiscal 2009, the Company adopted EIC-173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities. This abstract stipulates that counterparties’ credit risk and an entity’s own credit risk should be taken into account when estimating the fair value of all financial assets and financial liabilities, including derivatives. The abstract permits retroactive application with or without restatement of prior periods. The Company applies the abstract retrospectively without restatement of prior periods and as such, EIC-173 was applied April 1, 2008.

Accordingly, the Company has remeasured its financial instruments carried at fair value as at April 1, 2008, to take such risks into account. The application of EIC-173 did not have a material net impact on consolidated financial statements of the Company.

Capital disclosures

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 17.

Inventories

Effective April 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, which replaced Section 3030 with the same title. The new section specifies the measurement of inventory to be at the lower of cost and net realizable value with the requirement to reverse previous write downs in certain circumstances. It provides more extensive guidance on the determination of cost including allocation of overhead, and narrows the permitted cost formula to apply for the recognition to expense as well as expanding disclosure requirements. There were no adjustments to the Company’s consolidated financial statements upon adoption of this new standard. The required disclosures are included in Note 7.

General standards of financial statement presentation

Effective April 1, 2008, the Company adopted CICA revised Handbook Section 1400, General Standards of Financial Statement Presentation. The revision to this section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern. There were no adjustments to the Company’s consolidated financial statements upon adoption of this new standard.

Implemented in fiscal 2008

Financial instruments and hedging relationships

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges, which provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.

The Company’s adoption of these financial instrument standards resulted in changes in the accounting for financial instruments and hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable.

CAE Year-End Financial Results 2009 | 17

Notes to the Consolidated Financial Statements

The following table summarizes the required transition adjustment upon adoption of the relevant standards as at April 1, 2007:

		Accumulated Other
(amounts in millions)	Retained Earnings	Comprehensive Loss
Financial instruments classified as held-for-trading	$(0.3)	$ –
Effect of discontinued hedging relations	(2.6)	–
Carrying value difference of financial instruments recognized as held-to-
maturity, loans and receivables and other financial liabilities carried at
amortized cost using the effective interest method	(0.1)	–
Fair value of cash flow hedge	(0.1)	(6.0)
Effect of initial recognition of embedded derivatives	(9.4)	–
Other	0.3	0.9
Income tax adjustment	3.9	1.6
	$(8.3)	$(3.5)

Accounting changes

On April 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. The adoption of this revised standard had no effect to the Company’s consolidated financial statements.

Future changes to accounting standards

Intangible assets

In February 2008, the AcSB issued the new CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Sections 3062,

Goodwill and Other Intangible Assets, and 3540, Research and Development Costs. New Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. EIC-27, Revenues and Expenditures during the Pre-Operating Period, will no longer apply to entities that have adopted Section 3064. For the Company, these changes are effective for interim and annual financial statements beginning on April 1, 2009 and will be adopted on a retrospective basis.

The Company currently defers and amortizes pre-operating costs on a straight-line basis over five years, but will cease this treatment upon adoption of Section 3064. The estimated impact of adopting this accounting standard, on a retrospective basis to the Company’s consolidated statement of earnings for years ended March 31 is:

(amounts in millions)	2009	2008
Deferred pre-operating costs, net of non-cash items	$2.2	$(0.9)
Income tax adjustment	(0.5)	(0.5)
Adjustment to net earnings	$1.7	$(1.4)

As at March 31, 2009, the impact of adopting this future change to other assets on the Company’s consolidated balance sheet would be a decrease of $10.4 million. The shareholders’ equity at April 1, 2007, will decrease by $8.6 million, net of tax recovery of $3.6 million.

The Company’s treatment regarding R&D costs will not be impacted as a result of this future change in accounting standard.

International Financial Reporting Standards (IFRS)

In February 2008, the AcSB confirmed that Canadian GAAP, for publicly accountable enterprises in Canada, will be converged with IFRS with a changeover date on January 1, 2011. As a result, the Company is required to prepare its consolidated financial statements in accordance with IFRSs for interim and annual financial statements relating to fiscal year beginning April 1, 2011. The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In December 2008, the CICA approved three new accounting standards Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replacing Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 provides the Canadian equivalent to IFRS 3 –

Business Combinations (January 2008) and Sections 1601 and 1602 to IAS 27 – Consolidated and Separate Financial Statements (January 2008). Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards will require a change in the measurement of non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’ equity on the balance sheet. In addition, the net earnings will include 100% of the subsidiary’s results and will be allocated between the controlling interest and non-controlling interest. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. All three standards are effective at the same time Canadian public companies will have adopted IFRS, for fiscal year beginning on or after January 1, 2011. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

18 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

NOTE 3 – BUSINESS ACQUISITIONS AND COMBINATIONS Fiscal 2009 acquisitions

The Company acquired three businesses for a total cost, including acquisition costs, of $64.3 million which was payable primarily in cash of $43.9 million and assumed debt of $20.4 million. The total cost does not include potential additional consideration of $6.3 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Sabena Flight Academy

During the first quarter of fiscal 2009, the Company acquired Sabena Flight Academy (Sabena). Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates.

Academia Aeronautica de Evora S.A.

During the second quarter of fiscal 2009, the Company increased its participation in Academia Aeronautica de Evora S.A. (AAE) to 90% in a non-cash transaction.

Kestrel Technologies Pte Ltd

During the third quarter of fiscal 2009, the Company acquired Kestrel Technologies Pte Ltd (Kestrel) which provides consulting and professional services, and provides simulator maintenance and technical support services.

Fiscal 2008 acquisitions

The Company acquired four businesses for a total cost, including acquisition costs, of $52.4 million which was payable primarily in cash. The total costs did not include potential additional consideration of $12 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Engenuity Technologies Inc.

During the first quarter of fiscal 2008, the Company acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MultiGen-Paradigm Inc.

During the first quarter of fiscal 2008, the Company acquired MultiGen-Paradigm Inc. (MultiGen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creating industry standard visual simulation file formats.

Macmet Technologies Limited

During the second quarter of fiscal 2008, the Company acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades flight simulators, tank and gunnery trainers, as well as develops software required for simulations.

As part of this agreement, the Company was given a call option on the remaining 24% of outstanding shares. The call option expires six years from the acquisition completion date. At the expiry of the call option period, the remaining shareholders of Macmet can exercise a put option and require the Company to purchase the remaining outstanding shares. As such, the Company considers that all outstanding shares have been purchased and 100% of Macmet’s results have been consolidated by the Company since the acquisition date.

Flightscape Inc.

During the second quarter of fiscal 2008, the Company acquired Flightscape Inc. (Flightscape), which provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations.

During the third quarter of fiscal 2009, the Company recorded an additional purchase price for Flightscape of $3.0 million settled in cash and reduced the additional potential consideration of $12.0 million to $1.0 million which, if met, would be recorded as additional goodwill. The additional purchase price was recorded as goodwill.

Fiscal 2007 acquisition

Kesem International Pty Ltd

During the third quarter of fiscal 2007, the Company acquired all the issued and outstanding shares of Kesem International Pty Ltd (Kesem), which offers a range of professional services to support design, analysis and experimentation in the defence and homeland security markets. Total consideration for this acquisition, excluding acquisition costs of $0.3 million, amounted to AUD$5.0 million ($4.6 million).

CAE Year-End Financial Results 2009 | 19

Notes to the Consolidated Financial Statements

Summary of total net assets of all acquisitions
(amounts in millions)	2009	2008	2007
Current assets (1)	$12.9	$13.7	$0.9
Current liabilities	(25.4)	(23.4)	(1.1)
Property, plant and equipment	40.2	2.3	0.1
Other assets	–	2.8	–
Intangible assets
Trade names	0.1	1.5	0.1
Technology	–	20.8	0.1
Customer relationships	10.9	5.9	0.6
Goodwill (2)	21.7	28.8	4.1
Future income taxes	6.4	(5.6)	(0.2)
Long-term debt	(19.6)	(1.8)	–
Long-term liabilities	(4.0)	(2.1)	(0.2)
Fair value of net assets acquired, excluding cash
position at acquisition	$43.2	$42.9	$4.4
Cash position at acquisition	5.4	9.5	0.5
Fair value of net assets acquired	$48.6	$52.4	$4.9
Less: Call/put option payable	–	(1.1)	–
Book value of investment at acquisition date	(4.5)	–	–
Non-controlling interest	(0.2)	–	–
Total cash consideration for acquisitions during the
fiscal year	$43.9	$51.3	$4.9
Add: Additional consideration related to a previous fiscal
year acquisition	3.0	–	–
Total cash consideration (3)	$46.9	$51.3	$4.9
(1) Excluding cash on hand.
(2) This goodwill is not deductible for tax purposes.

(3) The total cash consideration includes acquisition costs of $2.7 million in fiscal 2009, $4.0 million in fiscal 2008 and $0.3 million in fiscal 2007.

The net assets of Sabena, AAE and Flightscape are included in the Training & Services/Civil segment. The net assets of Kestrel, MultiGen and Macmet are included in Simulation Products/Military. The net assets of Engenuity are segregated between the Simulation Products/Military and Training & Services/Military segments. The net assets of Kesem are included in the Training & Services/Military segment.

The above-listed acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

NOTE 4 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, the Emirates-CAE Flight Training centre – 50%, Embraer CAE Training Services LLC – 49% (starting fiscal 2008), HATSOFF Helicopter Training Private Limited – 50% (starting fiscal 2008), National Flying Training Institute Private Limited – 51% (starting fiscal 2009), and CAE Bangalore training centre – 50% (starting fiscal 2009).

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

20 | CAE Year-End Financial Results 2009

	Notes to the Consolidated Financial Statements

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(amounts in millions)	2009	2008	2007
Assets
Current assets	$58.4	$33.8	$24.5
Property, plant and equipment and other non-current assets	242.3	163.1	159.4
Liabilities
Current liabilities	44.9	22.9	12.0
Long-term debt (including current portion)	120.4	75.9	59.2
Deferred gains and long-term liabilities	4.5	–	–
Earnings
Revenue	$78.9	$60.6	$50.0
Net earnings	17.7	11.8	6.8
Segmented operating income
Simulation Products/Military	6.0	0.6	1.4
Training and Services/Civil	14.4	14.0	7.5
Training and Services/Military	(0.8)	(0.5)	(0.2)
Cash flows from (used in)
Operating activities	$41.3	$22.1	$4.6
Investing activities	(40.1)	(20.1)	(39.2)
Financing activities	34.6	17.3	29.9

NOTE 5 – DISCONTINUED OPERATIONS CAE Elektronik GmbH Telecommunication Department

During fiscal 2008, the Company decided to discontinue its German telecommunication department. This department develops and sells unified messaging software for various clients and other office software solutions. As well, the business offers services in both standardized and customer-specific software communication solutions for voice-over-IP and ISDN environment. CAE Elektronik GmbH divested its telecommunication department through a sales agreement with an exclusive buyer. The transaction resulted in the recognition of a net loss in discontinued operations amounting to $2.2 million, net of a tax recovery of $1.0 million during the fourth quarter of fiscal 2008.

Forestry Systems

On May 2, 2003, the Company completed the sale of one of its Forestry Systems businesses to Carmanah Design and Manufacturing. The Company was entitled to receive further consideration based on the performance of the business. During the first quarter of fiscal 2007, a settlement was concluded and the Company received a payment of $0.2 million (net of tax expense of $0.1 million).

On August 16, 2002, the Company sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Company was notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. The Company completed a review of the buyers’ books and records and in January 2006, launched legal proceedings to collect the payment that it believed was owed. Prior to the termination of the arbitration, for fiscal 2008 and 2007, the Company incurred fees in connection with the evaluation and litigation exercise amounting to $1.2 million (net of tax recovery of $0.2 million) and $0.9 million (net of tax recovery of $0.2 million), respectively.

Until April 2008, the Company was in arbitration with the buyer because of this dispute. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent. A write-off, in the amount of $8.5 million (net of a tax recovery of $1.5 million), was accounted for in fiscal 2008 because, in accordance with the relevant accounting pronouncements, the Company deemed that the impairment conditions existed at the date of the Company’s fiscal 2008 consolidated financial statements.

Summary of discontinued operations
(amounts in millions, except per share amounts)	2009	2008	2007
Net loss from CAE Elektronik GmbH Telecommunication Department,
2009 – net of tax recovery of $0.1; 2008 – net of tax recovery of $1.0	$(0.3)	$(2.2)	$ –
Net loss from Forestry Systems, 2009 – net of tax recovery of $0.1;
2008 – net of tax recovery of $1.7; 2007 – net of tax recovery of $0.1	(0.7)	(9.7)	(0.7)
Net loss from other discontinued operations, 2009 – net of tax recovery of $nil;
2008 – net of tax recovery of $0.1; 2007 – net of tax recovery of $0.3	(0.1)	(0.2)	(1.0)
Results of discontinued operations	$(1.1)	$(12.1)	$(1.7)
Basic and diluted net loss per share from discontinued operations	$(0.01)	$(0.05)	$(0.01)

CAE Year-End Financial Results 2009 | 21

Notes to the Consolidated Financial Statements NOTE 6 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated balance sheet net of an allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and of delay in collection when the age of invoices exceeds the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(amounts in millions)	2009	2008
Past due trade receivables
1-30 days	$35.1	$38.0
31-60 days	12.0	10.7
61-90 days	13.1	6.3
Greater than 90 days	28.0	20.6
Total	$88.2	$75.6
Allowance for doubtful accounts	$(8.2)	$(7.4)
Current trade receivables	122.9	81.2
Accrued receivables	55.4	48.5
Derivative assets	32.2	17.2
Other receivables	31.9	39.9
Total accounts receivable	$322.4	$255.0

The Company has an agreement to sell third-party receivables to a financial institution for an amount of up to $50 million. Under the terms and conditions of the agreement, the Company continues to act as a collection agent. The selected accounts receivable are sold to a third party for a cash consideration on a non-recourse basis to the Company. As at March 31, 2009, $45.6 million (2008 - $43.7 million) of specific accounts receivable were sold to the financial institution pursuant to this agreement. Proceeds (net of $0.8 million in fees, 2008 –$0.5 million) of the sale were used for corporate purposes and to repay borrowings under the Company’s credit facilities.

Changes in allowance for doubtful accounts were as follows:
(amounts in millions)	2009	2008
Allowance for doubtful accounts, beginning of year	$(7.4)	$(4.4)
Additions	(10.0)	(6.4)
Amounts charged off	10.3	3.2
Foreign exchange	(1.1)	0.2
Allowance for doubtful accounts, end of year	$(8.2)	$(7.4)

NOTE 7 – INVENTORIES

(amounts in millions)	2009	2008
Long-term contracts (unbilled sales [UBS])	$215.3	$138.9
Work in progress	79.1	56.0
Raw materials, supplies and manufactured products	39.8	35.0
	$334.2	$229.9

The amount of inventories, excluding long-term contracts, recognized as cost of sales was as follows:

(amounts in millions)	2009	2008
Work in progress	$78.9	$81.4
Raw materials, supplies and manufactured products	64.9	36.7
	$143.8	$118.1

The amount of provision of inventories recognized as an expense was $2.8 million for fiscal 2009 (2008 – $2.4 million; 2007 –$1.9 million), which was recorded in cost of sales. The amount of reversals of provision in inventories that was recognized as an expense in prior periods, as a result of an increase in net realizable value, was $1.1 million for fiscal 2009 (2008 – $1.4 million; 2007 –$2.1 million). The carrying amount of inventories pledged as security for loans was $2.8 million as at March 31, 2009 (2008 –$2.0 million).

22 | CAE Year-End Financial Results 2009

				Notes to the Consolidated Financial Statements

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

(amounts in millions)			2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land	$24.3	$ –	$24.3	$23.2	$ –	$23.2
Buildings and improvements	273.5	91.3	182.2	244.4	80.2	164.2
Simulators	1,020.6	189.1	831.5	756.5	111.5	645.0
Machinery and equipment	198.2	134.3	63.9	193.6	125.4	68.2
Aircraft and engines	15.0	2.0	13.0	–	–	–
Assets under capital lease (1)	44.3	25.5	18.8	33.3	23.6	9.7
Assets under construction	168.7	–	168.7	136.5	–	136.5
	$1,744.6	$442.2	$1,302.4	$1,387.5	$340.7	$1,046.8

(1) Includes simulators, machinery and equipment, and a building.

The average remaining amortization period for the simulators is 15 years.

NOTE 9 – INTANGIBLE ASSETS

(amounts in millions)			2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Trade names	$14.8	$4.2	$10.6	$12.2	$2.5	$9.7
Customer relationships	22.7	3.4	19.3	8.4	1.0	7.4
Customer contractual agreements	8.8	4.7	4.1	6.8	3.2	3.6
Technology	24.0	5.3	18.7	21.9	2.5	19.4
Enterprise resource planning –
(ERP) and other software	33.5	10.8	22.7	27.6	7.6	20.0
Other intangible assets	4.4	2.7	1.7	4.0	2.1	1.9
	$108.2	$31.1	$77.1	$80.9	$18.9	$62.0

The continuity of intangible assets is as follows:

(amounts in millions)					2009	2008
Opening balance					$62.0	$36.0
Acquisitions (Note 3)					11.0	28.2
ERP and other software additions					5.4	7.2
Other additions					2.5	1.1
Amortization					(9.7)	(7.8)
Foreign exchange					5.9	(2.7)
Closing balance					$77.1	$62.0

The annual amortization expense for the next five years will be approximately $9.1 million.

CAE Year-End Financial Results 2009 | 23

Notes to the Consolidated Financial Statements

NOTE 10 – GOODWILL

(amounts in millions)					2009
	Simulation	Training &	Simulation	Training &
	Products/	Services/	Products/	Services/
	Civil	Civil	Military	Military	Total
Opening balance	$ –	$0.8	$76.3	$38.4	$115.5
Acquisitions (Note 3)	–	24.4	0.3	–	24.7
Foreign exchange	–	2.4	11.3	5.2	18.9
Closing balance	$ –	$27.6	$87.9	$43.6	$159.1

(amounts in millions)					2008
	Simulation	Training &	Simulation	Training &
	Products/	Services/	Products/	Services/
	Civil	Civil	Military	Military	Total
Opening balance	$ –	$ –	$54.6	$42.3	$96.9
Acquisitions (Note 3)	–	0.8	28.0	–	28.8
Foreign exchange	–	–	(6.3)	(3.9)	(10.2)
Closing balance	$ –	$0.8	$76.3	$38.4	$115.5

NOTE 11 – OTHER ASSETS

(amounts in millions)				2009	2008
Restricted cash			$15.7		$8.6
Investment in and advances to CVS Leasing Ltd.(i)				46.0	41.7
Deferred development costs, net of accumulated amortization of $30.0 (2008 – $26.7)(ii)				22.4	20.0
Deferred pre-operating costs, net of accumulated amortization of $25.7 (2008 – $23.6)(iii)				10.4	12.7
Deferred financing costs, net of accumulated amortization of $17.9 (2008 – $17.0)				2.6	3.5
Long-term receivables				1.3	2.0
Accrued benefit asset (Note 23)				28.4	25.9
Other, net of accumulated amortization of $7.8 (2008 – $6.7)				5.7	10.1
Long-term derivative assets				19.1	13.7
			$151.6		$138.2

(i)

The Company leads a consortium, which was contracted by the United Kingdom (U.K.) Ministry of Defence (MoD) to design, construct, manage, finance and operate an integrated simulator-based aircrew training facility for the Medium Support Helicopter (MSH) fleet of the Royal Air Force. The contract covers a 40-year period, which can be terminated by the MoD after 20 years, in 2018.

In connection with the contract, the Company has established CAE Aircrew Training Plc (Aircrew). The Company’s interest in the subsidiary is 77% with the balance being accounted for as a minority investment of the other consortium partners. This subsidiary has leased the land from the MoD, built the facility and operates the training centre. Aircrew has been consolidated with the accounts of the Company since its inception.

In addition, the Company has a 12% minority shareholding and has advanced funds to CVS Leasing Ltd. (CVS), the entity that owns the simulators and other equipment leased to Aircrew.
(ii)

R&D expenditures aggregated to $125.6 million (2008 – $113.7 million; 2007 – $99.8 million) during the year including amortization of $3.3 million (2008 – $2.9 million; 2007 – $4.8 million). Of this amount, $91.7 million (2008 – $78.1 million; 2007 – $80.3 million) was recorded as an expense. The remaining balance has been deferred in different line items on the balance sheet, of which $10.5 million (2008 – $16.5 million; 2007 – $3.0 million) net of government contributions was recorded as deferred development costs (refer to Note 22 for government contributions recorded against these expenditures).

(iii)

The Company defers costs incurred during the pre-operating period for all new operations. Capitalization ceases and amortization begins when operations commence. In fiscal 2009, $1.8 million was capitalized (2008 – $3.9 million) and an amortization of $2.1 million was taken (2008 – $2.0 million; 2007 – $3.0 million).

24 | CAE Year-End Financial Results 2009

				Notes to the Consolidated Financial Statements

NOTE 12 – DEBT FACILITIES

Long-term debt

(amounts in millions)				2009				2008
	Gross Transaction Debt Basis			Net	Gross	Transaction	Debt Basis	Net
	Amount	Costs Adjustment		Debt	Amount	Costs	Adjustment	Debt
Recourse debt
(i) Senior notes (US$60.0 maturing
June 2009 and US$33.0 maturing
June 2012)	$117.2	$(0.1)	$5.3	$122.4	$95.6	$(0.2)	$4.3	$99.7
(ii) Revolving unsecured term credit
facilities, 5 years maturing
July 2010; US$400.0 and €100.0	–	–	–	–	–	–	–	–
(iii) Term loans, maturing in May and
June 2011 (outstanding as at
March 31, 2009 – €12.6 and €2.6, as
at March 31, 2008 – €18.3 and €3.6)	25.5	–	–	25.5	35.6	–	–	35.6
(iv) Grapevine Industrial Development
Corporation bonds, secured,
maturing in January 2010 and 2013
(US$27.0)	34.0	–	–	34.0	27.7	–	–	27.7
(v) Miami Dade County Bonds,
collateralized, maturing in
March 2024 (US$11.0)	13.9	–	–	13.9	11.3	–	–	11.3
(vi) Other debt, with various maturities
from April 2010 to March 2016	18.1	–	–	18.1	11.3	–	–	11.3
(vii) Obligations under capital lease
commitments	26.2	–	–	26.2	8.1	–	–	8.1
Non-recourse debt(1)
(viii) Term loan of £12.7 collateralized,
maturing in October 2016
(outstanding as at March 31, 2009 –
£3.5, as at March 31, 2008 – £4.0)	6.4	–	–	6.4	8.2	–	–	8.2
(ix) Term loan maturing in
December 2019 (outstanding as at
March 31, 2009 – €40.9, as at
March 31, 2008 – €32.5)	68.4	(1.2)	–	67.2	52.8	(1.3)	–	51.5
(x) Term loans with various maturities to
August 2014 (outstanding as at
March 31, 2009 – US$21.7, ¥59.5
and HKD49.0, as at March 31, 2008
– US$18.1, ¥40.7 and HKD nil)	46.3	–	–	46.3	24.4	–	–	24.4
(xi) Term loan maturing in 2014
(outstanding as at March 31, 2009 –
US$24.8 and £9.6, as at
March 31, 2008 – US$25.2 and
£9.9)	48.6	(1.8)	–	46.8	46.0	(2.3)	–	43.7
Term loan maturing in 2018
(outstanding as at March 31, 2009 –
US$43.2 and £8.5, as at
March 31, 2008 – US$43.2 and
£8.5)	69.6	(3.0)	–	66.6	61.5	(3.2)	–	58.3
(xii) Term loan maturing in 2025
collateralized, (outstanding as at
March 31, 2009 – US$6.0, as at
March 31, 2008 – US$ nil)	7.6	(0.7)	–	6.9	–	–	–	–
Total long-term debt	$481.8	$(6.8)	$5.3	$480.3	$382.5	$(7.0)	$4.3	$379.8
Less:
Current portion of long-term debt	122.6	(1.0)	–	121.6	27.6	(1.0)	–	26.6
Current portion of capital lease	4.0	–	–	4.0	0.7	–	–	0.7
	$355.2	$(5.8)	$5.3	$354.7	$354.2	$(6.0)	$4.3	$352.5

(1) Non-recourse debt is classified as such when recourse against the debt in a subsidiary is limited to the assets, equity interest and undertaking of such subsidiary.

CAE Year-End Financial Results 2009 | 25

Notes to the Consolidated Financial Statements

(i)

Pursuant to a private placement, the Company borrowed US$93.0 million (2008 – US$93.0 million). These unsecured senior notes rank equally with term bank financings with fixed repayment amounts of US$60.0 million in 2009 and US$33.0 million in 2012. Fixed interest is payable semi-annually in June and December at an average rate of 7.6%. The Company has entered into an interest rate swap agreement converting the fixed interest rate into the equivalent of a three-month LIBOR borrowing rate plus 3.6% on US$33.0 million of the senior notes. The Company has an outstanding interest rate swap contract that replaced a swap contract that had previously been put in place when the debt was raised. The existing swap contract is designated as a fair value hedge of its private placement resulting in changes in LIBOR interest rates. With regards to the outstanding fair value hedge, the gains or losses on the hedged items attributable to the hedged risk are accounted for as an adjustment to the carrying value of the hedged items. For the fair value hedge that was discontinued prior to the transaction date, the carrying amount of the hedged item is adjusted by the remaining balance of any deferred gain or loss on the hedging item. As such, the debt basis adjustment has been recorded with the private placement as an increase to the gross long-term debt amount.

(ii)

On July 7, 2005, the Company entered into a revolving credit agreement. This revolving unsecured term credit facility (US$400.0 million and €100.0 million) has a committed term of five years maturing in July 2010. The facility has covenants covering minimum shareholders’ equity, interest coverage and debt coverage ratios. The applicable interest rate on this revolving term credit facility is at the option of the Company, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services.

(iii)

The Company, in association with Iberia Lineas de España, combined their aviation training operations in Spain. The operators financed the acquisition of the simulators from CAE and Iberia through asset-backed financing maturing in May and June 2011.

As part of the lease agreements, should the October 2003 agreement be terminated, CAE and Iberia will be obliged to repurchase the simulators they contributed, in proportion to the fair value of the simulators, for a total amount equal to the outstanding balance under the financing agreement. Quarterly capital repayments are made for the term of the financing. The implicit interest rate is 4.60%. The net book value of the simulators being financed, as at March 31, 2009, is equal to approximately $89.4 million (€53.5 million) [2008 – $85.0 million (€52.3 million)].

(iv)

Airport Improvement Revenue Bonds were issued by the Grapevine Industrial Development Corporation, Grapevine, Texas for amounts of US$8.0 million and US$19.0 million, and mature in 2010 and 2013, respectively. The rates are set periodically by the remarketing agent based on market conditions. The rate for bonds maturing in 2010 is set on a weekly basis. The rate for bonds maturing in 2013 is set on an annual basis and is subject to a maximum rate of 10% permissible under current applicable laws.

As at March 31, 2009, the combined rate for both series was approximately 3.06% (2008 – 4.69%). A letter of credit has been issued to support the bonds for the outstanding amount of the loans.
(v)

The Miami Dade County Bonds, maturing in March 2024 (US$11.0 million), are collateralized by a simulator. As at March 31, 2009, the applicable floating rate, which is reset weekly, was 3.10%. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.

(vi)

Other debts include an unsecured $35.0 million facility to secure financing for the cost of establishment of an enterprise resource planning (ERP) system, maturing March 2016. A drawdown under the ERP facility can be made only once the costs are incurred, on a quarterly basis, with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. Also included is a $0.9 million (€0.5 million) loan for one of the Company’s flight schools, maturing April 2010. The average interest rates on these borrowings are approximately 6.1%.

(vii)

These capital leases relate to the leasing of various equipment, simulators, and a building assumed as a result of our fiscal 2009 acquisitions. The leases have maturities ranging from September 2009 to March 2018, and effective interest rates ranging from 3.98% to 6.09%. The implicit lease rate for the capital lease related to the building was considered below the market rate upon initial recognition on the date of acquisition. Accordingly, this capital lease was initially recorded at a fair market value that was lower than its face value. As the debt will be accreted over time, the full face value of the debt will be repaid upon maturity.

(viii)

The Company arranged project financing, which was refinanced during December 2004 for one of its subsidiaries to finance its MSH program for the MoD in the U.K. The credit facility includes a term loan that is collateralized by the project assets of the subsidiary and a bi-annual repayment that is required until 2016. The financing is non-recourse to CAE. Interest on the loans is charged at a rate approximating LIBOR plus 0.85%. The Company has entered into an interest rate swap totalling £3.5 million, fixing the interest rate at 6.31%. The book value of the assets pledged as collateral for the credit facility as at March 31, 2009 is £35.8 million (2008 – £31.2 million).

(ix)

Term loan, maturing in December 2019, representing CAE’s proportionate share of the German NH90 project. The total amount available for the project Company under the facility is €175.5 million. The debt is non-recourse to CAE. The borrowings bear interest at a EURIBOR rate and are currently swapped to a fixed rate of 4.8%.

(x)

Term loans representing CAE’s proportionate share of term debt for the acquisition of simulators and expansion of the building, on a non-recourse basis, for its joint venture in Zhuhai Xiang Yi Aviation Technology Company Limited. The term debt has been arranged through several financial institutions. Borrowings are denominated in U.S. dollars, Chinese Yuan Renminbi (¥), and Hong Kong dollars (HKD). The U.S. dollar-based borrowings bear interest on a floating rate basis of U.S. LIBOR plus a spread ranging from 0.45% to 1% and have maturities between August 2008 and August 2014. The ¥ based borrowings bear interest at the local rate of interest with final maturities between September 2008 and September 2011. The HKD borrowings bear interest at HKD HIBOR plus a spread of 1.5% with final maturities in April 2009.

26 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

(xi)

During fiscal year 2008, the Company obtained senior secured financing for two new civil aviation training centres. As at March 31, 2009, the outstanding aggregate balance amounted to $118.2 million (US$68.0 million and £18.1 million). The drawdown is separated into two tranches with principal and interest. Tranche A is being amortized quarterly beginning in December 2008 with a final maturity of June 2014 and principal and interest of Tranche B being amortized quarterly beginning in July 2014 until final maturity of June 2018. The debt is non-recourse to the Company and is collateralized by the assets of the training centres and is cross-guaranteed and cross-collateralized by the cash-flow generated by the two training centres. The combined coupon rate of the post-swap debt amounts to 8.28%.

(xii)

During fiscal year 2009, the Company and its partner obtained US$42.1 million of senior collateralized non-recourse financing for the HATSOFF Helicopter Training Private Limited joint venture, a military aviation training centre in Bangalore, India. The debt begins semi-annual amortization in September 2013 with a final maturity of September 2025. After taking into consideration the effect of USD-Indian rupees cross currency swap agreement, the fixed interest rate is 10.35% per annum. As at March 31, 2009, CAE’s proportionate share of the drawn amount was US$6.0 million.

Payments required in each of the next five fiscal years to meet the retirement provisions of the long-term debt and face values of capital leases are as follows:

(amounts in millions)	Long-term debt	Capital lease	Total
2010	$122.6	$4.0	$126.6
2011	32.9	10.3	43.2
2012	27.3	1.9	29.2
2013	89.8	1.9	91.7
2014	35.9	2.0	37.9
Thereafter	147.1	7.3	154.4
	$455.6	$27.4	$483.0

As at March 31, 2009, CAE is in compliance with its financial covenants.

Short-term debt

The Company has an unsecured and uncommitted bank line of credit available in euros totalling $5.0 million (2008 – $4.9 million; 2007 – $4.6 million), none of which is used as at March 31, 2009 (2008 – Nil). The line of credit bears interest at a euro base rate.

Interest expense, net
Details of interest expense (income) are as follows:

(amounts in millions)	2009	2008	2007
Long-term debt interest expense	$26.9	$23.9	$18.5
Amortization of deferred financing costs and other	3.2	2.7	2.3
Interest capitalized	(5.9)	(4.7)	(4.1)
Interest on long-term debt	$24.2	$21.9	$16.7
Interest income	$(2.6)	$(3.0)	$(4.8)
Other interest income, net	(1.4)	(1.4)	(1.3)
Interest income, net	$(4.0)	$(4.4)	$(6.1)
Interest expense, net	$20.2	$17.5	$10.6

The Company’s interest income is mainly a result of interest revenue on cash on hand and advances to CVS. CVS is an entity that owns simulators and other equipment used to train U.K. Ministry of Defence pilots at the Company’s Benson Air Force Base training centre. The Company owns a minority shareholding of 12% in CVS.

NOTE 13 – DEFERRED GAINS AND OTHER LONG-TERM LIABILITIES

(amounts in millions)	2009	2008
Deferred gains on sale and leasebacks(i)	$52.8	$63.3
Deferred revenue	31.6	21.3
Deferred gains	5.8	8.1
Employee benefits obligation (Note 23)	32.5	29.2
Non-controlling interest(ii)	20.8	20.2
Long-term payable to Investissement Québec	–	0.7
Long-term derivative liabilities	20.4	9.1
LTI RSU/DSU compensation obligation	17.1	22.0
Other	4.6	11.0
	$185.6	$184.9

(i)	The related amortization for the year amounted to $4.4 million (2008 – $3.8 million; 2007 – $4.0 million).
(ii)	Non-controlling interest of 23% in Military CAE Aircrew Training Centre, 20% of the civil training centres in Madrid and 10% in AAE.

CAE Year-End Financial Results 2009 | 27

Notes to the Consolidated Financial Statements

NOTE 14 – INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

(amounts in millions except for income tax rates)	2009	2008		2007
Earnings before income taxes and discontinued operations	$283.4	$234.0		$178.8
Canadian statutory income tax rates	30.92%	31.80%		32.08%
Income taxes at Canadian statutory rates	$87.6	$74.4		$57.4
Difference between Canadian statutory rates and those applicable to foreign
subsidiaries	(7.3)	(5.5)		(2.8)
Losses not tax effected	5.0	4.1		0.3
Tax benefit of operating losses not previously recognized	(0.3)	(1.8)		(2.3)
Non-taxable capital gain	(0.8)	(0.2)		(0.6)
Non-deductible items	2.0	5.0		2.4
Prior years’ tax adjustments and assessments	1.5	(2.0)		(1.0)
Impact of change in income tax rates on future income taxes	(0.6)	(2.4)		(1.2)
Non-taxable research and development tax credits	(1.0)	(0.9)		(0.8)
Other tax benefit not previously recognized	(3.0)	(2.5)		(3.2)
Other	(0.2)	1.0		1.5
Total income tax expense	$82.9	$69.2		$49.7

Significant components of the provision for the income tax expense attributable to continuing operations are as follows:

(amounts in millions)	2009	2008		2007
Current income tax expense	$74.9	$42.8		$63.9
Future income tax expense (recovery)
Tax benefit of operating losses not previously recognized	(0.3)	(1.8)		(2.3)
Impact of change in income tax rates on the future income taxes	(0.6)	(2.4)		(1.2)
Other tax benefit not previously recognized	(3.0)	(2.5)		(3.2)
Change related to temporary differences	11.9	33.1		(7.5)
Total income tax expense	$82.9	$69.2		$49.7

The tax effects of temporary differences that give rise to future tax liabilities and assets are as follows:

(amounts in millions)			2009	2008
Future income tax assets
Non-capital loss carryforwards		$42.8		$39.0
Capital loss carryforwards			2.0	2.4
Intangible assets			9.4	11.7
Amounts not currently deductible			21.3	20.0
Deferred revenues			9.9	10.7
Tax benefit carryover			6.0	4.6
Unclaimed research and development expenditures			4.5	3.9
Other			3.4	–
		$99.3		$92.3
Valuation allowance			(21.4)	(20.6)
		$77.9		$71.7
Future income tax liabilities
Investment tax credits		$(15.5)		$(18.3)
Property, plant and equipment			(29.2)	(13.9)
Percentage-of-completion versus completed contract			(2.1)	(8.8)
Deferred research and development expenses			(0.7)	(0.2)
Other			–	(0.1)
		$(47.5)		$(41.3)
Net future income tax assets		$30.4		$30.4
Net current future income tax asset		$5.3		$14.1
Net non-current future income tax asset			86.0	64.3
Net current future income tax liability			(20.9)	(16.8)
Net non-current future income tax liability			(40.0)	(31.2)
		$30.4		$30.4

28 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

As at March 31, 2009, the Company has accumulated non-capital losses carried forward relating to operations in Canada for approximately $17.3 million. For financial reporting purposes, a net future income tax asset of $5.1 million has been recognized in respect of these loss carryforwards.

As at March 31, 2009, the Company has accumulated non-capital losses carried forward relating to operations in the United States for approximately $11.7 million (US$9.3 million). For financial reporting purposes, a net future income tax asset of $2.6 million (US$2.1 million) has been recognized in respect of these loss carryforwards.

The Company has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $107.4 million. For financial reporting purposes, a net future income tax asset of $22.9 million has been recognized.

The Company also has accumulated capital losses carried forward relating to operations in the United States for approximately $5.8 million (US$4.6 million). For financial reporting purposes, no future income tax asset was recognized, as a full valuation allowance was taken.

The non-capital losses for income tax purposes expire as follows:

(amounts in millions)
Expiry date	United States (US$)		Other Countries (CA$)
2010	US$	–	$3.7
2013		5.4	–
2015		–	0.6
2020 – 2029		3.9	18.8
No expiry date		–	101.6
	US$	9.3	$124.7

The valuation allowance principally relates to loss carryforward benefits where realization is not likely due to a history of losses, and to the uncertainty of sufficient taxable earnings in the future, together with time limitations in the tax legislation giving rise to the potential benefit. In 2009, $3.3 million (2008 – $4.3 million) of the valuation allowance balance was reversed based on the assessment of the Company that it is more likely than not that the future income tax benefits will be realized.

NOTE 15 – CAPITAL STOCK

Capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

Issued

A reconciliation of the issued and outstanding common shares of the Company is as follows:

(amounts in millions, except number of shares)		2009		2008		2007
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Value	of Shares	Value	of Shares	Value
Balance at beginning of year	253,969,836	$418.9	251,960,449	$401.7	250,702,430	$389.0
Shares issued(a)	–	–	169,851	0.8	–	–
Stock options exercised	1,077,200	9.3	1,814,095	13.9	1,236,895	10.0
Transfer of contributed surplus
upon exercise of stock options	–	1.0	–	2.2	–	2.5
Stock dividends	99,407	1.0	25,441	0.3	21,124	0.2
Balance at end of year	255,146,443	$430.2	253,969,836	$418.9	251,960,449	$401.7

(a)	On November 30, 2007, the Company issued 169,851 common shares at a price of $4.71 per share for the fourth and final tranche payment for the purchase of CAE Professional Services (Canada) Inc.

The following is a reconciliation of the denominators for the basic and diluted earnings per share computations:

	2009	2008	2007
Weighted average number of common shares outstanding – Basic	254,756,989	253,406,176	251,110,476
Effect of dilutive stock options	201,817	1,160,474	1,894,730
Weighted average number of common shares outstanding – Diluted	254,958,806	254,566,650	253,005,206

Options to acquire 1,992,880 common shares (2008 – 1,144,704; 2007 – 1,397,200) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

CAE Year-End Financial Results 2009 | 29

Notes to the Consolidated Financial Statements NOTE 16 – STOCK-BASED COMPENSATION PLANS Employee Stock Option Plan

Under the Company’s long-term incentive program, options may be granted to its officers and other key employees of its subsidiaries to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined to be equivalent to the weighted average closing price of the common shares on the Toronto Stock Exchange (TSX) of the five days of trading prior to the effective date of the grant.

As at March 31, 2009, a total of 15,047,696 common shares remained authorized for issuance under the Employee Stock Option Plan (ESOP). The options are exercisable during a period not to exceed six years, and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options vests over a period of four years of continuous employment from the grant date. However, if there is a change of control of the Company, the options outstanding become immediately exercisable by option holders. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

A reconciliation of the outstanding options is as follows:

Years ended March 31		2009		2008		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price
Options outstanding at beginning of year	4,602,374	$9.00	5,441,915	$7.57	6,347,235	$7.66
Granted	829,600	13.09	1,167,588	14.06	647,700	9.13
Exercised	(1,077,200)	8.62	(1,814,095)	7.66	(1,236,895)	8.07
Forfeited	(79,574)	7.56	(47,034)	9.57	(316,125)	10.60
Expired	(64,050)	12.73	(146,000)	12.59	–	–
Options outstanding at end of year	4,211,150	$9.87	4,602,374	$9.00	5,441,915	$7.57
Options exercisable at end of year	1,959,690	$6.76	2,543,545	$7.26	2,986,135	$8.58

The following table summarizes information about the Company’s ESOP as at March 31, 2009:

Range of exercise prices			Options Outstanding		Options Exercisable
			Weighted
			Average	Weighted		Weighted
			Remaining	Average		Average
		Number	Contractual	Exercise	Number	Exercise
		Outstanding	Life (Years)	Price	Exercisable	Price
$4.08 to $6.03		1,178,170	1.35	$5.42	1,057,145	$5.37
$6.19 to $9.12		1,040,100	2.15	7.69	735,050	7.11
$10.31 to $14.10		1,992,880	4.59	13.64	167,495	13.96
Total		4,211,150	3.08	$9.87	1,959,690	$6.76

For the year ended March 31, 2009, compensation cost for CAE’s stock options was recognized in consolidated net earnings with a corresponding credit of $2.8 million (fiscal 2008 – $4.8 million; fiscal 2007 – $2.6 million) to contributed surplus using the fair value method of accounting for awards that were granted since 2004.

The assumptions used for purposes of the option calculations outlined in this note are presented below:

	2009	2008	2007
Assumptions used in the Black-Scholes options pricing model:
Dividend yield	0.90%	0.28%	0.44%
Expected volatility	29.3%	33.0%	45.0%
Risk-free interest rate	3.50%	4.64%	4.38%
Expected option term	4 years	4 years	4 years
Weighted average fair value of options granted	$3.62	$4.57	$3.57

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions or lump-sum payment plus employer contributions. The ESPP allows employees to contribute up to 18% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $2 on additional employee contributions, up to a maximum of 3% of the employee’s base salary. The plan provides for tax deferral of employee and employer contributions through a Registered Retirement Saving Plan (RRSP) and Deferred Profit Sharing Plan (DPSP). Common shares of the Company are purchased by the ESPP trustee on behalf of the participants on the open market, through the facilities of the TSX. The Company recorded compensation expense in the amount of $4.3 million (2008 – $3.9 million; 2007 – $3.1 million) in respect of employer contributions under the Plan.

30 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

Deferred Share Unit Plan

The Company maintains a Deferred Share Unit (DSU) plan for executives, whereby an executive may elect to receive any cash incentive compensation in the form of deferred share units. The plan is intended to enhance the Company’s ability to promote a greater alignment of interests between executives and the shareholders of the Company. A deferred share unit is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon an executive is entitled to receive a cash payment equal to the fair market value of the equivalent number of common shares, net of withholdings.

In fiscal 2000, the Company adopted a DSU plan for non-employee directors. A non-employee director holding less than the minimum holdings of common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. Minimum holdings means not less than the number of common shares or deferred share units equivalent in fair market value to three times the annual retainer fee payable to a director for service on the Board. A non-employee director holding no less than the minimum holdings of common shares may elect to participate in the plan in respect of part or all of his or her retainer and attendance fees. The terms of the plan are essentially identical to the key executive DSU Plan except that units are issued on the basis of the closing board lot sale price per share of CAE common shares on the TSX during the last day on which the common shares traded prior to the date of issue.

The Company records the cost of the DSU plans as a compensation expense and accrues its long-term liability in Deferred gains and other long-term liabilities in the Company’s consolidated balance sheet. The recovery recorded in fiscal 2009 was $0.9 million (2008 – $0.1 million expense; 2007 – $2.0 million expense).

The following table summarizes the DSU units outstanding:

Years ended March 31	2009	2008
DSUs outstanding at beginning of year	405,680	425,092
Units granted	80,410	42,599
Units cancelled	–	(127)
Units redeemed	(22,526)	(63,128)
Dividends paid in units	5,728	1,244
DSUs outstanding at end of year	469,292	405,680

Long-Term Incentive (LTI) – Deferred Share Unit Plans

All CAE Long-Term Incentive Deferred Share Unit Plans (LTI-DSU) are intended to enhance the Company’s ability to promote a greater alignment of interests between executives and shareholders of the Company. LTI-DSUs are granted to executives and senior management of the Company. A LTI-DSU is equal in value to one common share at a specific date. The LTI-DSU are also entitled to dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. With the exception of the fiscal year 2004 plan which precludes the redemption of vested DSUs upon the participant’s voluntary resignation, eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested DSUs held upon any termination of employment. Upon termination of employment for reasons of retirement, unvested units continue to vest until November 30 of the year following the retirement date. For participants subject to section 409A of the United States Internal Revenue Code, vesting of unvested units takes place at the time of retirement.

Fiscal year 2004 plan

The fiscal year 2004 plan stipulates that granted units vest equally over four years. All the units issued under that Plan are now vested. The recovery recorded in fiscal 2009 was $0.6 million (2008 – $0.1 million expense; 2007 – $0.2 million expense).

Fiscal year 2005 plan

The fiscal year 2005 plan replaced the fiscal year 2004 plan for succeeding years. The Plan stipulates that granted units vest equally over five years and that following a take-over bid, all unvested units vest immediately. The recovery recorded in fiscal 2009 was $0.9 million (2008 – $3.2 million expense; 2007 – $7.5 million expense).

Since fiscal 2004, the Company entered into equity swap agreements to reduce its earnings exposure to the fluctuations in its share price (refer to Note 18).

The following table summarizes the LTI-DSU units outstanding:

	Fiscal Year 2005 Plan		Fiscal Year 2004 Plan
Years ended March 31	2009	2008	2009	2008
LTI-DSUs outstanding at beginning of year	1,824,762	1,392,653	517,702	548,097
Units granted	269,806	481,577	–	–
Units cancelled	(6,305)	(27,115)	(14,543)	(5,161)
Units redeemed	(97,013)	(27,760)	(101,861)	(26,863)
Dividends paid in units	27,919	5,407	5,768	1,629
LTI-DSUs outstanding at end of year	2,019,169	1,824,762	407,066	517,702

CAE Year-End Financial Results 2009 | 31

Notes to the Consolidated Financial Statements Long-Term Incentive – Restricted Share Unit Plans Fiscal year 2005 plan

In May 2004, the Company adopted a Long-Term Incentive Performance Based Restricted Shares Unit Plan (LTI-RSU) for its executives and senior management. The LTI-RSU is intended to enhance the Company’s ability to attract and retain talented individuals, and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders. The LTI-RSU is a stock-based performance plan.

LTI-RSUs granted pursuant to this plan vest after three years from their grant date. LTI-RSUs vest as follows:

(i)	100% of the units, if CAE shares have appreciated at least 33% (10% annual compounded growth) during the timeframe;
(ii)	50% of the units, if CAE shares have appreciated at least 24% (7.5% annual compounded growth) but less than 33% during the timeframe.

No LTI-RSUs vest if the market value of the common shares has appreciated less than 24% during the specified timeframe. In addition, no proportional vesting occurs for any appreciation between 24% and 33% during the specified timeframe. Participants subject to loss of employment, other than voluntarily or for cause, are entitled to conditional pro-rata vesting. The recovery recorded in fiscal 2009 was $1.3 million (2008 – $3.1 million expense; 2007 – $12.1 million expense).

Fiscal year 2008 plan

In May 2007, the Company amended the fiscal year 2005 plan for fiscal 2008 and subsequent years. The LTI-RSU plan is intended to enhance the Company’s ability to attract and retain talented individuals and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders. The LTI-RSU plan is a stock-based performance plan.

LTI-RSUs granted pursuant to the revised plan vest after three years from their grant date. LTI-RSUs vest as follows:

(i)

100% of the units, if CAE shares have appreciated by a minimum annual compounded growth defined as the Bank of Canada 10-year risk-free rate of return on the grant date plus 350 basis points (3.50%) over the valuation period, or, in the case of pro- rated vesting, as of the end of the pro-ration period. For 2009 fiscal year grants, this represents a target of 7% (2008 – 8%) of compound annual growth over the three-year period;

(ii)

50% of the units if, based on the grant price, the closing average price on the common CAE shares has met or exceeded the performance of the Standard & Poor’s Aerospace and Defence Index (S&P A&D index), adjusted for dividends, or, in the case of pro-rated vesting, as of the end of the pro-ration period.

Participants subject to loss of employment, other than voluntarily or for cause, are entitled to conditional pro-rata vesting. The expense recorded in fiscal 2009 was $0.4 million (2008 – $0.5 million).

The following table summarizes the LTI-RSU units outstanding:

	Fiscal Year 2008 Plan		Fiscal Year 2005 Plan
Years ended March 31	2009	2008	2009	2008
LTI-RSUs outstanding at beginning of year	340,974	–	1,065,710	2,009,666
Units granted	427,711	352,258	–	–
Units cancelled	(6,303)	(11,284)	(14,349)	(17,708)
Units redeemed	–	–	(562,734)	(926,248)
Dividends paid in units	–	–	–	–
LTI-RSUs outstanding at end of year	762,382	340,974	488,627	1,065,710

NOTE 17 – CAPITAL MANAGEMENT The Company’s objectives when managing capital are threefold:

(i)	Optimize the use of debt in relation to managing the cost of capital of the Company;
(ii)	Keep the debt level at an amount where the Company’s financial strength and credit quality is maintained in order to withstand economic cycles;
(iii)	Provide the Company’s shareholders with an appropriate rate of return on their investment.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or use cash to reduce debt.

In view of this, the Company monitors its capital on the basis of the adjusted net debt to capital ratio. This ratio is calculated as adjusted net debt divided by the sum of the adjusted net debt and equity. Adjusted net debt is calculated as total debt (as presented in the consolidated balance sheet and including non-recourse debt) added to the present value of operating leases (held off balance sheet) less cash and cash equivalents. Equity comprises all components of shareholders’ equity (i.e. capital stock, contributed surplus, retained earnings and accumulated other comprehensive loss).

32 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

The level of debt versus equity in the capital structure will be maintained at levels appropriate for a given economic cycle and according to the Company’s growth strategy relative to the different business segments and is therefore adjusted over time to appropriate levels ensuring the achievement of the objectives as stated above. The ratios are as follows:

As at March 31
(amounts in millions)	2009	2008
Total long-term debt	$480.3	$379.8
Add: Present value of operating leases (held off balance sheet)	215.0	200.2
Less: Cash and cash equivalents	(195.2)	(255.7)
Adjusted net debt	$500.1	$324.3
Shareholders’ equity	$1,205.1	$948.5
Adjusted net debt : shareholders’ equity	29:71	25:75

The increase in the adjusted net debt to equity ratio during fiscal 2009 resulted primarily from the increase in net debt that occurred as a result of foreign exchange variations, cash used for the acquisition of Sabena Flight Academy, other general corporate and working capital purposes.

In the first quarter of fiscal 2009, the Board of Directors approved an increase in the dividend per share to $0.03 from $0.01.

The Company has certain debt agreements which require the maintenance of a certain level of capital. As at March 31, 2009, the Company is compliant with all its capital maintenance covenants.

NOTE 18 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the balance sheet date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under the valuation model, the Company primarily uses external, readily observable market inputs. Assumptions or inputs that are not based on observable market data are used when external data is not available. Fair value calculations represent the Company’s best estimates of market conditions on a given date. Considering the variability of the factors used in determining fair value and the volume of financial instruments, the fair values presented below may not be indicative of the amounts the Company could realize in the current market environment or by immediate settlement of the instruments.

The following methods and assumptions have been used to estimate the fair value of financial instruments:

(i)

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the balance sheet, which represent an appropriate estimate of their fair values due to their short-term maturities;

(ii)	Capital leases are valued using the discounted cash flow method;
(iii)

The fair value of long-term debt, the long-term obligation and long-term receivables (including advances) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(iv)

The fair value of the Company’s derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve, adjusted for counterparty credit risk. Assumptions are based on market conditions prevailing at each balance sheet date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the balance sheet date;

(v)

The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

Counterparty credit risk and the Company’s own credit risk have been taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

CAE Year-End Financial Results 2009 | 33

Notes to the Consolidated Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows:

As at March 31, 2009
(amounts in millions)
								Carrying Value	Fair Value
	Held	-for-			Available-	Loans &
		Trading			for-Sale	Receivables		Total
Financial assets
Cash and cash equivalents		$195.2			$ –	$ –		$195.2	$195.2
Accounts receivable(a)		–			–	270.0	(b)	270.0	270.0
Other assets(a)		15.7	(c)		0.8 (d)	20.5	(e)	37.0	38.4
Derivative assets		16.6	(f)		–	–		16.6	16.6
		$227.5			$0.8	$290.5		$518.8	$520.2

								Carrying Value	Fair Value
						Other
				Held	-for-	Financial
					Trading	Liabilities		Total
Financial liabilities
Accounts payable and accrued liabilities(a)					$ –	$416.6	(g)	$416.6	$416.6
Total long-term debt					–	481.8	(h)	481.8	471.9
Deferred gains and other long-term liabilities(a)					–	0.3	(i)	0.3	0.3
Derivative liabilities					17.2 (f)	–		17.2	17.2
					$17.2	$898.7		$915.9	$906.0

(a)	Excludes derivative financial instruments that have been presented separately.
(b)	Includes trade receivables, accrued receivables and certain other receivables.
(c)	Includes restricted cash.
(d)	Represents the Company’s investment in CVS.
(e)	Includes long-term receivables and advances.
(f)

Includes embedded derivatives accounted for separately from the host contract, including derivatives not designated in a hedging relationship, but excluding derivatives that are designated and effective hedging instruments.

(g)	Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(h)	Excludes transaction costs and debt basis adjustments.
(i)	Includes a long-term payable that meets the definition of a financial liability.

34 | CAE Year-End Financial Results 2009

							Notes to the Consolidated Financial Statements

As at March 31, 2008
(amounts in millions)
									Carrying Value	Fair Value
	Held	-for-			Available-		Loans &
		Trading			for-Sale		Receivables		Total
Financial assets
Cash and cash equivalents		$255.7			$ –		$ –		$255.7	$255.7
Accounts receivable(a)		–			–		205.5	(b)	205.5	205.5
Other assets(a)		8.6	(c)		0.8	(d)	23.0	(e)	32.4	32.4
Derivative assets		12.0	(f)		–		–		12.0	12.0
		$276.3			$0.8		$228.5		$505.6	$505.6

									Carrying Value	Fair Value
							Other
				Held	-for-		Financial
					Trading		Liabilities		Total
Financial liabilities
Accounts payable and accrued liabilities(a)					$ –		$345.5	(g)	$345.5	$345.5
Total long-term debt					–		382.5	(h)	382.5	389.3
Deferred gains and other long-term liabilities(a)					–		0.5	(i)	0.5	0.5
Derivative liabilities					16.9	(f)	–		16.9	16.9

					$16.9		$728.5		$745.4	$752.2

(a)	Excludes derivative financial instruments that have been presented separately.
(b)	Includes trade receivables, accrued receivables and certain other receivables.
(c)	Includes restricted cash.
(d)	Represents the Company’s investment in CVS.
(e)	Includes long-term receivables and advances.
(f)

Includes embedded derivatives accounted for separately from the host contract, including derivatives not designated in a hedging relationship, but excluding derivatives that are designated and effective hedging instruments.

(g)	Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(h)	Excludes transaction costs and debt basis adjustments.
(i)	Includes a long-term payable that meets the definition of a financial liability.

The Company did not elect to voluntarily designate any financial instruments as held-for-trading; moreover, there have not been any changes to the classification of the financial instruments since March 31, 2008.

As part of its financing transactions, the Company, through its subsidiaries, has pledged certain financial assets including cash and cash equivalents, accounts receivable, other assets and derivative assets. As at March 31, 2009, the aggregate carrying value of these pledged financial assets amounted to $85.3 million (2008 – $70.7 million).

CAE Year-End Financial Results 2009 | 35

Notes to the Consolidated Financial Statements Financial risk management

Due to the nature of the activities that the company carries out and as a result of holding financial instruments, the Company is primarily exposed to credit risk, liquidity risk and market risk, especially foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and stock-based compensation in order to minimize their impact on the Company’s results and financial position. The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, the Company uses non-derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

The following table distinguishes carrying values of derivative financial instruments and non-derivative financial liabilities between those designated and those not designated as effective hedging as at March 31:

(amounts in millions)		2009		2008

	Assets	Liabilities	Assets	Liabilities
Derivative financial instruments designated as fair
value hedges
Interest rate swap agreements	$2.5	$ –	$1.3	$ –
Derivative financial instruments designated as cash
flow hedges
Forward foreign currency contracts	$22.7	$25.1	$13.7	$12.8
Embedded foreign currency derivatives	–	1.3	–	–
Foreign currency swap agreements	9.5	–	1.6	0.1
Interest rate swap agreements	–	12.9	2.3	4.3
	$32.2	$39.3	$17.6	$17.2
Derivative financial instruments classified as held–
for-trading
Forward foreign currency contracts	$2.4	$14.0	$8.6	$3.4
Embedded foreign currency derivatives	12.8	3.2	3.4	12.1
Equity swap agreement	1.4	–	–	1.4
	$16.6	$17.2	$12.0	$16.9
Total derivative financial instruments	$51.3	$56.5	$30.9	$34.1
Non-derivative financial liabilities designated as
hedges of net investments of self-sustaining foreign
operations
Total long-term debt (a)	$ –	$41.6	$ –	$33.9
Other non-derivative financial liabilities
Accounts payable and accrued liabilities	–	416.6	–	345.5
Total long-term debt (a)	–	440.2	–	348.6
Deferred gains and other long-term liabilities	–	0.3	–	0.5
Total non-derivative financial liabilities	$ –	$898.7	$ –	$728.5
Total derivative financial instruments and non-
derivative financial liabilities	$51.3	$955.2	$30.9	$762.6
(a) Excludes transaction costs and debt basis adjustments.

Credit risk

Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company, in relation to financial instruments. The Company is exposed to credit risk on its account receivables and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents, and derivative financial instrument assets.

Credit risks arising from the Company’s normal commercial activities are independently managed and controlled by its four segments, specifically in regards to customer credit risk. Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less allowance for doubtful accounts. An allowance for doubtful accounts is established when there is a reasonable expectation that the Company will not be able to collect all amounts due according to the original terms of the receivables (refer to Note 6). The carrying amount of the trade accounts receivable is reduced through the use of an allowance account and the amount of any increase to the allowance is recognized in earnings. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in earnings.

36 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

The Company’s customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade accounts receivable are not concentrated to any specific customers but rather are from a wide range of commercial and government organizations. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to a third-party for cash consideration on a non-recourse basis. The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are in place with a diverse syndicate of major Japanese, North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company entered into contracts with counterparties that are of high credit quality (mainly A-rated or better). The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties it trades derivative financial instruments with. These agreements make it possible to apply full netting of the gross amounts of the market price assessments, when one of the contracting parties defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in the previous financial instrument tables represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates. In addition, an amount of $34.7 million as at March 31, 2009 (2008 – $18.9 million) represents the maximum exposure to credit risk for derivatives that are designated and effective hedging instruments.

Liquidity risk

Liquidity risk is defined as the potential that the Company cannot meet a demand for cash or meet its obligations as they become due.

The Company manages this risk by establishing detailed cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a constant monitoring of expected cash inflows and outflows which is achieved through a detailed forecast of the Company’s consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet indebtedness. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. In managing its liquidity risk, the Company has access to revolving unsecured term-credit facilities of US$400.0 million and €100.0 million. As well, the Company has an agreement to sell certain of its accounts receivable up to $50 million. The Company also constantly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

The following table presents a maturity analysis, from the consolidated balance sheet date to the contractual maturity date, of the Company’s financial liabilities based on expected cash flows. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

As at March 31, 2009	Carrying	Contractual	0-12	13-24	25-36	37-48	49-60
(amounts in millions)	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Accounts payable and accrued
liabilities(a, f)	$416.6	$416.6	$416.6	$ –	$ –	$ –	$ –	$ –
Forward foreign currency
contracts(b)	14.0
Outflow		693.8	561.5	102.7	15.5	4.0	10.1	–
Inflow		(678.5)	(555.9)	(96.0)	(13.8)	(3.6)	(9.2)	–
Total long-term debt(c)	481.8	584.3	145.2	59.8	45.2	104.0	48.1	182.0
Swap derivatives on total long-
term debt(d)	0.9
Outflow		113.5	8.8	10.3	12.7	11.8	12.7	57.2
Inflow		(106.5)	(6.6)	(7.7)	(11.1)	(11.0)	(11.6)	(58.5)
Deferred gains and other long-
term liabilities(e, f)	0.3	0.3	–	0.1	0.2	–	–	–
	$913.6	$1,023.5	$569.6	$69.2	$48.7	$105.2	$50.1	$180.7

(a)	Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(b)

Includes forward foreign currency contracts, but excludes all embedded derivatives, either presented as derivative liabilities or derivative assets. Outflows and inflows are presented in CAD equivalent using the contractual forward foreign currency rate.

(c)	Contractual cash flows include contractual interest and principal payments related to debt obligations.
(d)

Includes interest rate swaps and foreign currency swap contracts either designated as cash flow hedges or as fair value hedges of long-term debt presented as derivative liabilities or derivative assets.

(e)	Includes certain other long-term liabilities.
(f)	Excludes derivative financial liabilities which have been presented separately.

CAE Year-End Financial Results 2009 | 37

Notes to the Consolidated Financial Statements Market risk

Market risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of the fluctuations in foreign exchange rates. The Company is exposed to foreign currency rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency. As well, its foreign operations are essentially self-sustaining and these foreign operations’ functional currencies are other than the Canadian dollar (in particular the U.S. dollar [USD], euro [€] and British pounds [GBP or £]). The Company’s related exposure to the foreign currency rates is primarily through cash and cash equivalents and other working capital elements of these foreign operations.

The segments also mitigate foreign currency risks by transacting, in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain balance sheet items. The Company applies hedge accounting for a significant portion of forecasted transactions and firm commitments denominated in foreign currencies, designated as cash flow hedges.

As at March 31, 2009, the Company entered into forward foreign currency contracts totalling $708.9 million (buy contracts for $95.6 million and sell contracts for $613.3 million) mainly to reduce the risk of variability of future cash flows resulting from forecasted transactions and firm sales commitments, forecasted sales transactions and debt denominated in foreign currencies. To some extent, the Company also enters into forward foreign currency contracts offering economic hedging without being eligible to apply hedge accounting of embedded foreign currency derivatives that mainly result from firm sales commitments denominated in U.S. dollars with European-based companies, Australian-based companies and certain Asian-based companies.

The consolidated forward foreign currency contracts outstanding were as follows as at March 31:

(amounts in millions, except average rate)		2009		2008
	Notional	Average	Notional	Average
Currencies (sold/bought)	Amount (1)	Rate	Amount (1)	Rate
USD/CDN
Less than 1 year	$356.1	0.84	$268.7	0.97
Between 1 and 3 years	83.8	0.87	62.8	0.95
Between 3 and 5 years	13.8	0.90	5.8	0.92
USD/AUD
Less than 1 year	–	–	0.2	0.88
CDN/EUR
Less than 1 year	–	–	17.6	1.46
EUR/CDN
Less than 1 year	78.9	0.63	84.5	0.67
Between 1 and 3 years	22.9	0.66	23.1	0.66
Between 3 and 5 years	0.8	0.66	0.7	0.66
EUR/AUD
Less than 1 year	1.1	0.57	2.7	0.58
Between 1 and 3 years	–	–	0.9	0.57
GBP/CDN
Less than 1 year	39.3	0.50	4.1	0.49
Between 1 and 3 years	10.9	0.53	38.9	0.50
AUD/CDN
Less than 1 year	1.1	1.18	–	–
USD/GBP
Less than 1 year	2.3	1.75	–	–
Between 1 and 3 years	2.3	1.72	–	–
CDN/USD
Less than 1 year	95.6	1.02	76.0	0.97
Between 1 and 3 years	–	–	64.0	0.97
Total	$708.9		$650.0
Effect of master netting agreement	219.9		187.6
Net outstanding amount	$928.8		$837.6

(1) Exchange rates as at the end of the respective fiscal year were used to translate amounts in foreign currencies.

The Company has entered into foreign currency swap agreements related to its senior collateralized financing, obtained in 2008, to convert a portion of the USD-denominated debt into GBP to finance its civil aviation training centre in the United Kingdom. The Company designates two USD to GBP foreign currency swap agreements, as cash flow hedges, with outstanding notional amounts, of $4.9 million (£2.7 million) (2008 – $5.7 million [£2.8 million]) and $15.3 million (£8.5 million) (2008 – $17.3 million [£8.5 million]), respectively, amortized in accordance with the repayment schedule of the debt until June 2014 and June 2018 respectively.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held-to-maturity, consistent with the objective to fix currency rates on the hedged item.

38 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

During fiscal year 2009, hedge accounting was discontinued for certain forward foreign currency contracts when it became probable that the original forecasted transactions would not occur by the end of the originally specified period. As a result, a loss of $2.2 million (2008 – gain of $0.9 million) was recorded in earnings.

Also, a net loss of $0.4 million (2008 – net gain of $0.9 million) representing the ineffective portion of the change in fair value of the cash flow hedges and the component of the hedging item’s gain or loss excluded from the assessment of effectiveness, was recognized in net earnings.

The estimated net amount before tax of existing losses reported in accumulated other comprehensive loss that is expected to be materialized during the next 12 months is $26.6 million. Future fluctuation in market rate (foreign exchange rate and/or interest rate) will impact the reclassified amount.

Foreign currency sensitivity analysis

The following table shows the Company’s exposure to foreign exchange risk and pre-tax effects on net earnings and OCI as a result of a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar for the year ended March 31, 2009. This analysis assumes all other variables remain constant.

(amounts in millions)	USD		€ GBP
	Net		Net		Net
As at March 31, 2009	Earnings	OCI	Earnings	OCI	Earnings	OCI
Financial assets
Cash and cash equivalents	$0.6	$ –	$0.1	$ –	$0.7	$ –
Accounts receivable(a)	6.8	–	1.3	0.1	0.1	–
Derivative assets(b)	5.1	4.5	–	(0.3)	(0.2)	(1.9)
Financial liabilities
Accounts payable and other accrued liabilities(c)	(8.2)	–	(2.7)	–	(0.3)	–
Total long-term debt	(1.4)	(5.6)	–	–	–	–
Derivative liabilities(b)	(4.2)	(16.7)	(0.2)	(4.5)	–	(0.2)
Total	$(1.3)	$(17.8)	$(1.5)	$(4.7)	$0.3	$(2.1)

(a)	Includes trade receivables, accrued receivables and certain other receivables, but excludes derivative financial instrument assets which have been presented separately.
(b)	Includes forward foreign currency contracts, foreign currency swap contracts and embedded foreign currency derivatives.
(c)	Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
A	reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax consolidated net earnings and OCI. Interest rate risk

Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of the fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company also has a floating rate debt through an unhedged bank borrowing, a specific fair value hedge and other asset-specific floating rate debt. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly on interest rate swap agreements.

As at March 31, 2009, the Company has entered into eight interest rate swap agreements with five different financial institutions to mitigate these risks for a total notional value of $165.1 million.

One agreement, with a notional value of $41.6 million (US$33.0 million), has converted fixed interest rate debt into a floating interest rate debt whereby the Company pays the equivalent of a three-month LIBOR borrowing rate, plus 3.6%, and receives a fixed interest rate of 7.76% up to June 2012. The Company designated this interest rate swap contract as a fair value hedge.

Also, during fiscal 2009, the Company entered into a cross currency swap agreement in connection with a senior secured non-recourse financing obtained to finance a military aviation training centre in India. This cross currency swap converts a USD-denominated floating rate debt into an Indian rupee (INR)-denominated fixed rate debt. This swap is designated as a cash flow hedge with notional amounts corresponding to the underlying loan until March 2020. When fully drawn, the swap notional will be US$42.1 million (INR 2,185.0 million). The outstanding notional amount, as at March 31, 2009, was $7.7 million (INR 311.4 million).

CAE Year-End Financial Results 2009 | 39

Notes to the Consolidated Financial Statements

During fiscal year 2008, the Company obtained senior collateralized financing for an amount of $107.5 million for two new civil aviation training centres. The drawdown to March 31, 2009 was for the full amount (US$45.6 million and £29.3 million [2008 –US$45.7 million and £29.6 million]) after taking into consideration the effect of foreign exchange swap arrangements entered in relation to this financing transaction. The Company designated the following interest rate swap contracts as cash flow hedges:

(i)

Two USD-denominated floating-to-fixed swaps with notional amounts of $5.4 million (US$4.3 million) (2008 – $4.5 million [US$4.4 million]) and $16.5 million (US$13.1 million) (2008 – $13.4 million [US$13.0 million]) amortizing in accordance with the repayment schedule of the debt until June 2014 and June 2018, respectively. The Company pays a weighted average fixed interest rate of 8.09%;

(ii)

Two GBP-denominated floating-to-fixed swaps with notional amounts of $5.0 million (£2.7 million) (2008 – $5.7 million [£2.8 million]) and $15.3 million (£8.5 million) (2008 – $17.3 million [£8.5 million]) amortizing in accordance with the repayment schedule of the debt until June 2014 and June 2018, respectively. The Company pays a weighted average fixed interest rate of 8.39%.

The remaining contracts, which are designated as cash flow hedges, convert a floating interest rate debt into a fixed rate for a notional value of $73.6 million, whereby the Company will receive quarterly LIBOR and pay fixed interest payments as follows:

(i)	Amortizing based on a repayment schedule of the debt until October 2016 on $6.3 million (£3.5 million), the Company will pay quarterly fixed annual interest rates of 6.31%;
(ii)	Accreting swap based on a borrowing schedule until December 2019 on $67.3 million (€40.3 million), the Company will pay a semi-annual fixed annual interest rate of 4.78%.

After considering these swap agreements, as at March 31, 2009, 72% (2008 – 72%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held-to-maturity to ensure asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on the Company’s consolidated net income and other comprehensive income.

Stock-based compensation cost

Since March 2004, the Company entered into equity swap agreements with two major Canadian financial institutions to reduce its cash and net earnings exposure to fluctuations in its share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and a share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in the Company’s share price impacting the cost of the DSU and LTI-DSU programs and is reset monthly. As at March 31, 2009, the equity swap agreements covered 2,155,000 common shares of the Company.

Hedge of self-sustaining foreign operations

The Company has designated a portion of its senior notes totalling US$33.0 million as at March 31, 2009 (2008 – US$33.0 million) as a hedge of self-sustaining foreign operations and is being used to hedge the Company’s exposure to foreign exchange risk on these investments. Gains or losses on the translation of the designated portion of its senior notes are recognized in other comprehensive income to offset any foreign exchange gains or losses on translation of financial statements of self-sustaining foreign operations. During the third quarter of fiscal 2008, US$60.0 million of senior notes, maturing in June 2009, was de-designated as a hedge of self-sustaining foreign operations. Accordingly, from the de-designation date, the change in carrying value of this portion of the senior notes as a result of change in foreign currency is recorded in earnings. However, a highly effective cash flow hedge was obtained to cover the interest payments and final maturity of this debt.

R&D obligation from a government agency

The repayable contribution that the Company will begin receiving in fiscal 2010 via the Government of Canada’s participation in Project Falcon (refer to Note 22) will be recognized as an interest-bearing long-term obligation from a government agency.

The measurement of the accounting liability recognized to repay to the lender will be discounted using the prevailing market rates of interest for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the fair value of the long-term obligation and the discounted value of the long-term obligation will be accounted for as government assistance and in accordance with the Company’s current accounting policy regarding government cost sharing (refer to Note 1).

Letters of credit and guarantees

As at March 31, 2009, the Company had outstanding letters of credit and performance guarantees in the amount of $115.7 million (2008 – $108.9 million) issued in the normal course of business. These guarantees are issued mainly under the Revolving Term Credit Facility as well as the Performance Securities Guarantee (PSG) account provided by Export Development Corporation (EDC) and under other standby facilities available to the Company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction

40 | CAE Year-End Financial Results 2009

	Notes to the Consolidated Financial Statements

and varies according to the payment schedule of the lease agreement.

(amounts in millions)	2009	2008
Advance payment	$61.5	$48.9
Contract performance	10.1	4.7
Operating lease obligation	29.7	24.2
Simulator deployment obligation	5.0	20.8
Other	9.4	10.3
Total	$115.7	$108.9

All of the advance payment guarantees were issued under the EDC PSG account.

Residual value guarantees – sale and leaseback transactions

Following certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $13.1 million (2008 – $17.4 million), of which $8.2 million matures in 2020 and $4.9 million in 2023. Of this amount, as at March 31, 2009, $13.1 million is recorded as a deferred gain (2008 – $17.4 million).

Indemnifications

In certain instances when CAE sells businesses, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, results of operations or cash flows.

NOTE 19 – SUPPLEMENTARY CASH FLOWS AND EARNINGS INFORMATION

(amounts in millions)	2009	2008	2007
Cash provided by (used in) non-cash working capital:
Accounts receivable	$14.7	$8.5	$(39.2)
Inventories	(74.6)	(20.9)	(14.8)
Prepaid expenses	3.0	(8.7)	4.0
Income taxes recoverable	18.7	(18.6)	20.2
Accounts payable and accrued liabilities	(41.2)	4.4	22.5
Deposits on contracts	(15.2)	19.6	27.5
Changes in non-cash working capital	$(94.6)	$(15.7)	$20.2
Supplemental cash flow disclosure:
Interest paid	$24.6	$24.0	$17.1
Income taxes paid (received)	$14.4	$28.0	$(1.4)
Supplemental statements of earnings disclosure:
Foreign exchange gains (losses) on financial instruments
recognized in earnings:
Loans and receivables	$17.5	$(29.5)	$1.4
Financial assets and financial liabilities required to be
classified as held-for-trading	(5.0)	17.3	6.0
Other financial liabilities	(13.4)	24.8	(4.5)
Foreign exchange (loss) gain	$(0.9)	$12.6	$2.9

NOTE 20 – CONTINGENCIES

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Accruals are made in instances where it is probable that liabilities have been incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

CAE Year-End Financial Results 2009 | 41

Notes to the Consolidated Financial Statements

NOTE 21 – COMMITMENTS

Significant contractual purchase obligations and future minimum lease payments under operating leases are as follows:

Years ending March 31
(amounts in millions)	SP/C	SP/M	TS/C	TS/M	Total
2010	$3.1	$6.1	$40.6	$17.8	$67.6
2011	2.4	4.7	41.0	17.4	65.5
2012	2.4	3.0	47.8	15.4	68.6
2013	2.3	2.2	40.3	9.8	54.6
2014	–	0.1	36.1	4.9	41.1
Thereafter	0.3	0.3	123.7	16.1	140.4
	$10.5	$16.4	$329.5	$81.4	$437.8

As at March 31, 2009, included in the total contractual purchase obligations and future minimum lease payments under operating leases is an amount of $74.5 million (March 31, 2008 – $103.3 million; March 31, 2007 – $136.0 million) designated as commitments to CVS.

Of the total $437.8 million disclosed as being commitments as at March 31, 2009, $27.9 million represent contractual purchase obligations.

NOTE 22 – GOVERNMENT COST-SHARING

The Company has signed agreements with various governments whereby the latter shares in the cost, based on expenditures incurred by the Company, of certain R&D programs for modelling and services, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications.

The following table provides information regarding contributions recognized and amounts not yet received for Project Phoenix, the R&D program announced by the Company during fiscal 2006, in which the Government of Canada agreed to contribute approximately 30% ($189 million) of the value of CAE’s R&D program and in which, during fiscal 2007, the Government of Québec agreed to participate in the form of a contribution of up to $31.5 million:

(amounts in millions)	2009	2008
Outstanding contribution receivable, beginning of year	$24.2	$18.4
Contributions	64.8	62.4
Payments received	(65.7)	(56.6)
Outstanding contribution receivable, end of year	$23.3	$24.2

In addition to the Project Phoenix program, the Company has also signed previous R&D agreements with the Government of Canada, in order to share in a portion of the specific costs incurred by the Company on previous R&D programs. The following table provides contributions recognized and aggregate royalty expenditures recognized from both Project Phoenix and previous programs:

(amounts in millions)	2009	2008	2007
Contributions credited to capitalized costs:
Project Phoenix	$15.1	$20.3	$7.1
Contributions credited to income:
Project Phoenix	49.7	42.1	45.0
Total contributions:
Project Phoenix	$64.8	$62.4	$52.1
Royalty expenses:
Project Phoenix	$ –	$ –	$ –
Previous programs	10.1	8.8	7.5

The cumulative contributions recognized by the Company, since their respective inceptions, for all current government cost-sharing programs still active as at March 31, 2009 amount to $277.1 million. The cumulative sum of royalty expenses recognized by the Company since their respective inceptions, for all current government cost-sharing programs still active as at March 31, 2009, amounts to $42.1 million.

Project Falcon

On March 31, 2009, the Company announced that it will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand the Company’s current modelling and simulation technologies, develop new ones and increase its capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada has agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries.

42 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

The participation from the Government of Canada is unconditionally repayable and will be accounted for as a long-term obligation repayable over 15 years. The repayments will begin only after Project Falcon is completed. As at March 31, 2009, the Company has not received any amount from the government in relation to Project Falcon.

NOTE 23 – EMPLOYEE FUTURE BENEFITS Defined future benefits

The Company has two registered funded defined-benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a pension plan for employees in the Netherlands and in the United Kingdom that provides benefits based on similar provisions.

In addition, the Company maintains a supplemental arrangement plan in Canada and two in Germany (CAE Elektronik GmbH plan and CAE Beyss GmbH plan [Beyss]) to provide defined benefits. These supplemental arrangements are the sole obligation of the Company, and there is no requirement to fund it. However, the Company is obligated to pay the benefits when they become due. Under the Canadian supplemental arrangement, once the designated employee retires from the Company, the Company is required to secure the obligation for that employee. As at March 31, 2009, the Company has issued letters of credit totalling $22.5 million (2008 – $23.1 million) to secure these obligations under the Canadian supplemental arrangement.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds.

In fiscal 2007, the Company closed some of its training centres in Europe, resulting in a curtailment gain of $0.9 million.

In fiscal 2009, the Company temporarily amended its early retirement provisions, resulting in additional past service costs of $3.0 million to defer and amortize on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

The changes in pension obligations, in fair value of assets and the financial position of the funded pension plans are as follows:

(amounts in millions)			2009			2008
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligations at beginning
of year	$193.9	$25.3	$219.2	$191.7	$21.9	$213.6
Current service cost	6.6	0.5	7.1	6.0	0.6	6.6
Interest cost	10.7	1.5	12.2	10.0	1.0	11.0
Employee contributions	2.3	0.3	2.6	2.2	0.3	2.5
Pension benefits paid	(10.1)	(0.3)	(10.4)	(10.2)	(0.3)	(10.5)
Plan amendments	2.4	0.6	3.0	–	–	–
Actuarial (gain) loss	(51.9)	(2.3)	(54.2)	(5.8)	1.2	(4.6)
Foreign exchange	–	0.2	0.2	–	0.6	0.6
Pension obligation at end of year	$153.9	$25.8	$179.7	$193.9	$25.3	$219.2
Fair value of plan assets at
beginning of year	$168.6	$23.9	$192.5	$163.1	$23.3	$186.4
Actual return on plan assets	(24.8)	(2.2)	(27.0)	4.2	0.1	4.3
Pension benefits paid	(10.1)	(0.3)	(10.4)	(10.2)	(0.3)	(10.5)
Employee contributions	2.3	0.3	2.6	2.2	0.3	2.5
Employer contributions	9.5	1.0	10.5	9.3	–	9.3
Foreign exchange	–	0.1	0.1	–	0.5	0.5
Fair value of plan assets
at end of year	$145.5	$22.8	$168.3	$168.6	$23.9	$192.5
Financial position – plan deficit	$(8.4)	$(3.0)	$(11.4)	$(25.3)	$(1.4)	$(26.7)
Unrecognized net actuarial loss	29.3	2.8	32.1	46.0	1.4	47.4
Unamortized past service cost	6.5	0.6	7.1	4.6	–	4.6
Amount recognized at end of year	$27.4	$0.4	$27.8	$25.3	$ –	$25.3
Amount recognized in:
Other assets (Note 11)	$27.4	$1.0	$28.4	$25.3	$0.6	$25.9
Other long-term liabilities (Note 13)	–	(0.6)	(0.6)	–	(0.6)	(0.6)
	$27.4	$0.4	$27.8	$25.3	$ –	$25.3

CAE Year-End Financial Results 2009 | 43

Notes to the Consolidated Financial Statements

Included in the above pension obligation and fair value of plan assets at the end of the year are the following amounts in respect of plans that are in deficit (the two Canadian funded plans and the United Kingdom and Netherlands plan [since fiscal 2008]).

(amounts in millions)			2009			2008
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligations at end of year	$153.9	$25.8	$179.7	$193.9	$25.3	$219.2
Fair value of plan assets at end of
year	145.5	22.8	168.3	168.6	23.9	192.5
Financial position – plan deficit	$(8.4)	$(3.0)	$(11.4)	$(25.3)	$(1.4)	$(26.7)

The change in pension obligations related to the supplemental arrangements are as follows:

(amounts in millions)			2009			2008
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligation
at beginning of year	$27.7	$10.2	$37.9	$23.8	$9.8	$33.6
Current service cost	2.1	0.2	2.3	1.6	0.2	1.8
Interest cost	1.5	0.5	2.0	1.3	0.4	1.7
Pension benefits paid	(1.3)	(0.6)	(1.9)	(1.3)	(0.5)	(1.8)
Actuarial (gain) loss	(1.3)	(0.8)	(2.1)	2.3	(0.2)	2.1
Foreign exchange variation	–	0.3	0.3	–	0.5	0.5
Pension obligation at end of year	$28.7	$9.8	$38.5	$27.7	$10.2	$37.9
Financial position – plan deficit	$(28.7)	$(9.8)	$(38.5)	$(27.7)	$(10.2)	$(37.9)
Unrecognized net actuarial loss	6.2	0.4	6.6	7.9	1.4	9.3
Amount recognized in other
long-term liabilities (Note 13)	$(22.5)	$(9.4)	$(31.9)	$(19.8)	$(8.8)	$(28.6)

The net pension cost for funded pension plans for the years ended March 31 included the following components:

(amounts in millions)				2009	2008	2007
Current service cost				$7.1	$6.6	$6.8
Interest cost on pension obligations				12.2	11.0	10.0
Actual return on plan assets				27.0	(4.3)	(19.2)
Actuarial (gain) loss on benefit obligations				(54.2)	(4.6)	10.0
Plan amendments				3.0	–	–
Pension cost before adjustments to recognize the long-term nature of plans				$(4.9)	$8.7	$7.6
Adjustments to recognize the long-term nature of plans:
Difference between expected and actual return on plan assets				$(40.4)	$(8.2)	$8.1
Difference between actuarial (gain) loss recognized for the year and actual
actuarial (gain) loss on benefit obligations for the year				55.7	6.4	(7.4)
Difference between amortization of past service cost for the year and actual
plan amendments for the year				(2.5)	0.5	0.5
Total adjustment				$12.8	$(1.3)	$1.2
Net pension cost				$7.9	$7.4	$8.8
Curtailment				–	–	(0.9)
Net pension cost including curtailment				$7.9	$7.4	$7.9

The following components are combinations of the items presented above:

(amounts in millions)				2009	2008	2007
Expected return on plan assets				$(13.4)	$(12.5)	$(11.1)
Amortization of net actuarial loss				1.5	1.8	2.6
Amortization of past service costs				0.5	0.5	0.5

44 | CAE Year-End Financial Results 2009

	Notes to the Consolidated Financial Statements

With respect to the supplemental arrangements, the net pension cost is as follows:

(amounts in millions)	2009	2008	2007
Current service cost	$2.3	$1.8	$1.5
Interest cost on pension obligations	2.0	1.7	1.5
Actuarial (gain) loss on benefit obligations	(2.1)	2.1	1.0
Pension cost before adjustments to recognize the long-term nature of plans	2.2	5.6	4.0
Adjustments to recognize the long-term nature of plans:
Difference between actuarial (gain) loss recognized for the year and actual
actuarial (gain) loss on benefit obligations for the year	2.7	(1.8)	(0.6)
Net pension cost	$4.9	$3.8	$3.4

The following component is a combination of the items presented above:

(amounts in millions)	2009	2008	2007
Amortization of net actuarial loss	$0.6	$0.3	$0.4

Additional information on Canadian-funded pension plan assets – weighted average asset allocations by asset category are as follows:

	Allocation of Plan Assets at Measurement Dates
Asset category	December 31, 2008	December 31, 2007
Equity securities	55%	62%
Fixed-income securities	45%	38%
Total	100%	100%

The target allocation percentage for equity securities is 63%, which includes a mix of Canadian, U.S. and international equities, and is 37% for fixed-income securities, which must be rated BBB or higher. Individual asset classes are allowed to fluctuate slightly and are rebalanced regularly. CAE, through its fund managers, is responsible for investing the assets so as to achieve return in line with underlying market indexes. During the year, in response to volatility in the equity markets, management decided to reduce its exposure in the equity markets by investing the regular monthly contributions in short-term fixed income securities. Also, the reduction in equity values contributed to the change in mix of asset classes over the year.

Netherlands Pension Plan assets are invested through an insurance company, and the asset allocation is approximately 78% (2008 –75%) in fixed income, 22% (2008 – 24%) in equities and nil% (2008 – 1%) in cash.

The asset allocation for the United Kingdom Pension Plan assets is approximately 52% (2008 – 64%) in equities, 48% (2008 – 27%) in fixed income and nil% (2008 – 9%) in cash.

Additional information on employer contributions:
				Supplemental
(amounts in millions)		Funded Plan		Arrangements
	Canadian	Foreign	Canadian	Foreign
Actual contribution – fiscal 2008	$9.3	$ –	$1.3	$0.5
Actual contribution – fiscal 2009	9.5	1.0	1.3	0.6
Expected contribution – fiscal 2010 (unaudited)	10.6	1.1	1.5	0.6

Additional information about benefit payments expected to be paid in future years:
Years ending March 31				Supplemental
(amounts in millions – unaudited)		Funded Plan		Arrangements
	Canadian	Foreign	Canadian	Foreign
2010	$10.8	$0.4	$1.5	$0.6
2011	11.5	0.5	2.2	0.6
2012	12.4	0.8	2.2	0.6
2013	13.4	0.8	2.3	0.6
2014	14.4	1.1	2.3	0.6
2015 – 2019	89.0	6.6	12.8	3.5

CAE Year-End Financial Results 2009 | 45

Notes to the Consolidated Financial Statements

Significant assumptions (weighted average):

		2009		2008
	Canadian	Foreign	Canadian	Foreign
Pension obligations as of March 31:
Discount rate	7.50%	5.64%	5.50%	5.40%
Compensation rate increases	3.50%	1.85%	3.50%	1.80%
Net pension cost:
Expected return on plan assets	7.00%	5.65%	7.00%	5.50%
Discount rate	5.50%	5.40%	5.25%	4.70%
Compensation rate increases	3.50%	1.80%	3.50%	1.90%

For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

The Company measures its benefit obligations and fair value of plan assets for accounting purposes on December 31 of each year.

The most recent actuarial valuation of the pension plans for funding purposes was on September 30, 2007 for the Canadian employee funded plans. The next required valuation will be on December 31, 2009 for both funded plans.

An actuarial valuation of the funded United Kingdom plan is made every three years on March 31. The last actuarial valuation was filed on March 31, 2009.

The most recent actuarial valuation of the pension plans for funding purposes was on December 31, 2008 for the Netherlands employee funded plan. The next required valuation will be on December 31, 2009.

Defined contribution plans

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable Company employees and its participating subsidiaries to acquire CAE common shares through regular payroll deductions plus employer contributions. The Plan allows employees to contribute up to 18% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 of every $2 on additional employee contributions, up to a maximum of 3% of the employee’s base salary. Refer to Note 16 for further details and compensation expense recorded during the period.

All of the Company’s U.S. employees may participate in defined contribution saving plans. These plans are subject to U.S. federal tax limitations and provide for voluntary employee salary deduction contributions. The formula for the Company’s defined contribution plans are based on a percentage of salary. The Company’s 2009 contribution was $3.7 million (2008 – $2.9 million, 2007 –$2.1 million).

In addition, the Company offered defined contribution pension plans to employees of some of its subsidiaries for which the formula is based on a percentage of salary. The Company’s 2009 contribution was $0.5 million (2008 – $0.1 million, 2007 – $0.1 million).

46 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

NOTE 24 – VARIABLE INTEREST ENTITIES

The following table summarizes the total assets and total liabilities by segment of the significant variable interest entities (VIEs) in which the Company has a variable interest as at March 31:

(amounts in millions)		2009		2008
	Assets	Liabilities	Assets	Liabilities
Training and Services/Civil:
Sale and leaseback structures
Air Canada Training Centre – Fiscal 2000	$12.6	$12.6	$13.3	$13.3
Emirates-CAE Flight Training Centre – Fiscal 2002(1)	–	–	11.9	11.9
Toronto Training Centre – Fiscal 2002	10.9	10.9	11.4	11.4
Denver/Dallas – Fiscal 2003	49.4	49.4	51.8	51.8
SimuFlite – Fiscal 2004	70.5	70.5	73.6	73.6
Assets and liabilities of non-consolidated VIEs subject to
disclosure	$143.4	$143.4	$162.0	$162.0
Training and Services/Military:
Sale and leaseback structures
Aircrew Training Centre – Fiscal 1998	$65.7	$50.0	$65.6	$48.5
Consolidated assets and liabilities before allowing for its
classification as a VIE and the Company being the primary
beneficiary	$65.7	$50.0	$65.6	$48.5
Simulation Products/Military:
Partnership arrangements
Eurofighter Simulation Systems – Fiscal 1999	$80.2	$75.0	$112.4	$108.0
Assets and liabilities of non-consolidated VIEs subject to
disclosure	$80.2	$75.0	$112.4	$108.0

(1) During fiscal 2009, the Company has exercised an option to purchase the asset thereby eliminating its variable interest in regards to this arrangement.

The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

Sale and leaseback structures

A key element of CAE’s finance strategy to support the investment in its civil and military training and services business is the sale and leaseback of certain full-flight simulators (FFSs) installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback structure arrangement can be executed only after the FFS has achieved certification by regulatory authorities (i.e. the simulator is installed and is available to customers for training). The sale and leaseback structures are typically structured as leases with an owner participant.

The Company has entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to simulators used in the Company’s training centres for the military and civil aviation segments. These leases expire at various dates up to 2023, with the exception of one in 2037. Typically, the Company has the option to purchase the equipment at a specific time during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. Collaterized long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives finance these SPEs. The equipment serves as collateral for the long-term debt of the SPEs.

The Company’s variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except for one case where it is in the form of equity and subordinated loan. In another case, the Company also provides administrative services to the SPE in return for a market fee.

The Company concluded that some of these SPEs are VIEs. At the end of fiscal 2009 and 2008, the Company is the primary beneficiary for one of them. The assets and liabilities of this VIE are fully consolidated into the Company’s consolidated financial statements as at March 31, 2009 and March 31, 2008 before allowing for its classification as a VIE and the Company being the primary beneficiary.

For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at March 31, 2009, the Company’s maximum potential exposure to losses relating to these non-consolidated SPEs was $48.1 million ($42.0 million in 2008).

CAE Year-End Financial Results 2009 | 47

Notes to the Consolidated Financial Statements Partnership arrangements

The Company entered into partnership arrangements to provide manufactured military simulation products as well as training and services for both the military and civil segments.

The Company’s involvement with entities, in connection with these partnership arrangements, is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training service contracts. The Company concluded that certain of these entities are VIEs, but the Company is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Company continues to account for these investments under the equity method, recording its share of the net earnings or loss based on the terms of the partnership arrangements. As at March 31, 2009 and 2008, the Company’s maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

NOTE 25 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services as follows:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iii)	Training & Services/Civil – Provides business and commercial aviation training for all flight and ground personnel and all associated services;
(iv)	Training & Services/Military – Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense), interest, income taxes and discontinued operations (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(amounts in millions)	Simulation Products			Training & Services						Total
	2009	2008	2007	2009	2008	2007	2009		2008	2007
Civil
External revenue	$477.5	$435.3	$348.1	$460.5	$382.1	$336.9	$938.0		$817.4	$685.0
Segment operating income	92.1	94.9	60.4	85.1	73.5	64.3	177.2		168.4	124.7
Depreciation and amortization
Property, plant and equipment	4.8	4.7	5.2	54.8	44.5	39.5	59.6		49.2	44.7
Intangible and other assets	2.0	2.2	4.2	9.3	7.5	6.0	11.3		9.7	10.2
Capital expenditures	5.6	4.6	14.4	168.9	161.8	108.1	174.5		166.4	122.5
Military
External revenue	$483.5	$383.7	$357.5	$240.7	$222.5	$208.2	$724.2		$606.2	$565.7
Segment operating income	87.7	51.7	39.1	38.7	31.4	33.7	126.4		83.1	72.8
Depreciation and amortization
Property, plant and equipment	6.0	6.0	6.0	5.7	5.4	4.3	11.7		11.4	10.3
Intangible and other assets	5.4	4.5	3.0	3.0	2.7	2.6	8.4		7.2	5.6
Capital expenditures	6.5	7.3	5.5	22.7	15.8	30.1	29.2		23.1	35.6
Total
External revenue	$961.0	$819.0	$705.6	$701.2	$604.6	$545.1		$ 1,662.2	$1,423.6		$ 1,250.7
Segment operating income	179.8	146.6	99.5	123.8	104.9	98.0	303.6		251.5	197.5
Depreciation and amortization
Property, plant and equipment	10.8	10.7	11.2	60.5	49.9	43.8	71.3		60.6	55.0
Intangible and other assets	7.4	6.7	7.2	12.3	10.2	8.6	19.7		16.9	15.8
Capital expenditures	12.1	11.9	19.9	191.6	177.6	138.2	203.7		189.5	158.1

48 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

Earnings before interest and income taxes

The following table provides reconciliation between total Segment Operating Income and earnings before interest and income taxes:

(amounts in millions)	2009	2008	2007
Total segment operating income	$303.6	$251.5	$197.5
Restructuring charge	–	–	(1.2)
Other costs associated with the restructuring plan(a)	–	–	(6.9)
Earnings before interest and income taxes	$303.6	$251.5	$189.4

(a)

In the past, the Company incurred costs, which were excluded from the determination of segment operating income, related to the re-engineering of the Company’s business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related to the first phase of the ERP deployment have ended. Current costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and are included in the determination of segment operating income.

Assets employed by segment

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts and assets of certain non-operating subsidiaries.

(amounts in millions)	2009	2008
Simulation Products/Civil	$257.3	$208.3
Simulation Products/Military	400.1	302.8
Training & Services/Civil	1,366.7	1,067.6
Training & Services/Military	260.7	219.8
Total assets employed	$2,284.8	$1,798.5
Assets not included in assets employed	$391.3	$454.7
Total assets	$2,676.1	$2,253.2

Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

(amounts in millions)	2009	2008	2007
Revenue from external customers
Canada	$93.8	$98.4	$137.5
United States	561.2	468.9	398.6
United Kingdom	124.0	102.2	98.1
Germany	203.8	162.6	153.3
Netherlands	87.5	98.0	92.4
Other European countries	174.3	145.5	127.1
China	86.3	71.1	56.3
United Arab Emirates	69.3	53.3	52.5
Other Asian countries	117.7	81.8	70.8
Australia	79.2	78.1	33.1
Other countries	65.1	63.7	31.0
	$1,662.2	$1,423.6	$1,250.7

(amounts in millions)	2009		2008
Property, plant and equipment, goodwill and intangible assets
Canada	$210.7		$205.9
United States	422.2		297.2
South America	76.1		66.1
United Kingdom	164.1		166.3
Spain	95.8		95.4
Germany	81.1		67.2
Belgium	91.6		27.1
Netherlands	129.2		134.0
Other European countries	43.7		34.2
United Arab Emirates	85.0		63.6
Other Asian countries	126.3		54.3
Other countries	12.8		13.0
	$1,538.6		$1,224.3

CAE Year-End Financial Results 2009 | 49

Notes to the Consolidated Financial Statements

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed if its consolidated financial statements had been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

As required by the United States Securities and Exchange Commission (SEC), the effect of these principal differences on the Company’s consolidated financial statements is described and quantified as follows:

Reconciliation of consolidated net earnings in Canadian GAAP to U.S. GAAP

(amounts in millions, except per share amounts)	Notes	2009	2008	2007
Net earnings in accordance with Canadian GAAP		$199.4	$152.7	$127.4
Results of discontinued operations in accordance with Canadian GAAP		(1.1)	(12.1)	(1.7)
Earnings from continuing operations in accordance with Canadian GAAP		$200.5	$164.8	$129.1
Deferred development costs excluding amortization	A	(5.7)	1.8	(3.4)
Amortization of deferred development costs	A	3.3	2.9	4.8
Deferred pre-operating costs excluding amortization	B	0.1	(2.9)	(6.9)
Amortization of pre-operating costs	B	2.1	2.0	3.0
Financial instruments	C	(7.8)	6.2	7.0
Reduction of the net investment in self-sustaining operations	E	(1.9)	–	–
Defined benefit and other post-retirement benefit plans	F	0.2	–	–
Stock-based compensation	H	(2.2)	(5.9)	5.2
Future income tax relating to the above adjustments		1.1	(5.9)	(2.9)
Earnings from continuing operations – U.S. GAAP		$189.7	$163.0	$135.9
Results from discontinued operations in accordance with U.S. GAAP		(1.1)	(12.1)	(1.7)
Net earnings in accordance with U.S. GAAP		$188.6	$150.9	$134.2
Basic and diluted earnings per share from continuing operations in
accordance with U.S. GAAP		$0.75	$0.64	$0.54
Basic and diluted results per share from discontinued operations in
accordance with U.S. GAAP		$(0.01)	$(0.05)	$(0.01)
Basic and diluted net earnings per share in accordance with U.S. GAAP		$0.74	$0.59	$0.53
Dividends per common share		$0.12	$0.04	$0.04
Weighted average number of common shares outstanding (Basic)		254.8	253.4	251.1
Weighted average number of common shares outstanding (Diluted)		255.0	254.6	253.0

50 | CAE Year-End Financial Results 2009

	Notes to the Consolidated Financial Statements

Consolidated statements of comprehensive income in accordance with U.S. GAAP

(amounts in millions)	Notes	2009	2008	2007
Net earnings in accordance with U.S. GAAP		$188.6	$150.9	$134.2
Other comprehensive income (loss)
Available-for-sale financial asset
Net change in fair value on available-for-sale financial asset	C	$(0.6)	$ –	$ –
Income tax adjustment	C	0.1	–	–
		$(0.5)	$ –	$ –
Defined benefit and other post-retirement benefit plans
Net change in actuarial gains or losses	F	$19.0	$(5.9)	$ –
Change in accumulated minimum pension liability	F	–	–	17.0
Reclassifications to income	F	2.6	2.7	–
Income tax adjustment	F	(6.6)	(0.5)	(5.3)
		$15.0	$(3.7)	$11.7
Foreign currency translation adjustment
Net foreign exchange gains (losses) on translation of financial statements of
self-sustaining foreign operations	B,F	$114.4	$(50.2)	$26.1
Net change in (losses) gains of certain long-term debt denominated in foreign currency and designated as hedges on net investments on
self-sustaining foreign operations		(7.7)	15.7	1.5
Income tax adjustment	E	(1.4)	(0.6)	(0.1)
		$105.3	$(35.1)	$27.5
Total other comprehensive income (loss) in accordance with U.S. GAAP		$119.8	$(38.8)	$39.2
Comprehensive income in accordance with U.S. GAAP		$308.4	$112.1	$173.4

Consolidated statements of accumulated other comprehensive loss in accordance with U.S. GAAP

(amounts in millions)	Notes	2009	2008	2007
Accumulated other comprehensive loss in accordance with
U.S. GAAP, beginning of year		$(154.6)	$(115.8)	$(122.0)
Other comprehensive income (loss) in accordance with U.S. GAAP		119.8	(38.8)	39.2
Available-for-sale financial asset, net of tax expense of $0.3 million (2008 –
$nil; 2007 – $nil)	C	1.5	–	–
Unrecognized actuarial gains and losses and past service costs on defined benefit pension plan, net of tax recovery
of $nil (2008 – $nil; 2007 – $14.9)	F	–	–	(33.0)
Accumulated other comprehensive loss in accordance with
U.S. GAAP, end of year		$(33.3)	$(154.6)	$(115.8)

Reconciliation of consolidated shareholders’ equity in Canadian GAAP to U.S. GAAP

(amounts in millions)	Notes	2009	2008	2007
Shareholders’ equity in accordance with Canadian GAAP		$1,205.1	$948.5	$829.9
Deferred development costs,
net of tax recovery of $6.4 (2008 – $6.3; 2007 – $12.7)	A	(16.0)	(13.7)	(12.0)
Deferred pre-operating costs,
net of tax recovery of $2.6 (2008 – $3.1; 2007 – $3.6)	B	(8.3)	(10.0)	(8.6)
Financial instruments,
net of tax expense of $9.8 (2008 – tax recovery of $0.1;
2007 – tax recovery of $5.5)	C	22.6	0.7	(12.9)
Foreign currency translation adjustment	B,F	1.1	–	–
Defined benefit and other post-retirement benefit plans,
net of tax recovery of $11.6 (2008 – $17.5; 2007 – $18.0)	F	(30.7)	(43.7)	(40.0)
Stock-based compensation,
net of tax expense of $0.5 (2008 – $1.0; 2007 – $3.3)	H	1.0	2.1	7.0
Shareholders’ equity in accordance with U.S. GAAP		$1,174.8	$883.9	$763.4

CAE Year-End Financial Results 2009 | 51

Notes to the Consolidated Financial Statements

Consolidated balance sheets in accordance with U.S. GAAP

(amounts in millions)	Notes		2009		2008
		Canadian	U.S.	Canadian	U.S.
	I	GAAP	GAAP	GAAP	GAAP
Assets
Current assets
Cash and cash equivalents		$195.2	$195.2	$255.7	$255.7
Accounts receivable	C	290.2	289.1	237.8	238.3
Derivative instruments	C	32.2	50.5	17.2	19.0
Inventories	C	334.2	334.8	229.9	229.9
Prepaid expenses		31.3	31.3	32.7	32.7
Income taxes recoverable		11.5	11.5	39.0	39.0
Future income taxes	B,C	5.3	5.3	14.1	14.2
		$899.9	$917.7	$826.4	$828.8
Property, plant and equipment, net	C	1,302.4	1,305.7	1,046.8	1,046.8
Future income taxes	A,B,C,F,H	86.0	90.3	64.3	71.0
Derivative instruments	C	19.1	24.9	13.7	14.9
Intangible assets		77.1	77.1	62.0	62.0
Goodwill		159.1	159.1	115.5	115.5
Other assets	A,B,C,F	132.5	79.5	124.5	72.9
		$2,676.1	$2,654.3	$2,253.2	$2,211.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	F,H	$504.3	$506.5	$457.7	$458.4
Deposits on contracts	C	203.8	196.4	209.3	210.2
Derivative instruments	C	36.1	42.5	25.0	29.9
Current portion of long-term debt	C	125.6	126.6	27.3	28.3
Future income taxes	A,C,H	20.9	26.7	16.8	13.1
		$890.7	$898.7	$736.1	$739.9
Long-term debt	C	354.7	355.2	352.5	354.2
Deferred gains and other long-term liabilities	B,C,F,H	165.2	174.9	175.8	206.5
Derivative instruments	C	20.4	22.5	9.1	11.7
Future income taxes	A,B,C,F,H	40.0	28.2	31.2	15.7
		$1,471.0	$1,479.5	$1,304.7	$1,328.0
Shareholders’ equity
Capital stock	D,G	$430.2	$674.4	$418.9	$663.1
Contributed surplus	H	10.1	10.0	8.3	7.6
Retained earnings	A,B,C,D,E,F,G,H	813.3	523.7	644.5	367.8
Accumulated other comprehensive loss	B,C,E,F	(48.5)	(33.3)	(123.2)	(154.6)
		$1,205.1	$1,174.8	$948.5	$883.9
		$2,676.1	$2,654.3	$2,253.2	$2,211.9

52 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

Reconciliation of consolidated statements of cash flows in Canadian GAAP to U.S. GAAP

The reconciliation of cash flows under Canadian GAAP to conform to U.S. GAAP is as follows:

(amounts in millions)	Notes	2009	2008	2007
Net cash provided by operating activities in accordance with Canadian
GAAP	$195.5		$260.9	$239.3
Deferred development costs	A	(10.5)	(16.5)	(3.0)
Deferred pre-operating costs	B	(1.8)	(3.9)	(5.9)
Net cash provided by operating activities in accordance with
U.S. GAAP	$183.2		$240.5	$230.4
Net cash used in investing activities in accordance with
Canadian GAAP	$(262.5)		$(257.2)	$(178.1)
Deferred development costs	A	10.5	16.5	3.0
Deferred pre-operating costs	B	1.8	3.9	5.9
Net cash used in investing activities in accordance with
U.S. GAAP	$(250.2)		$(236.8)	$(169.2)
Net cash (used in) provided by financing activities in accordance with
U.S. GAAP	$(11.2)		$101.9	$3.5

Reconciliation items

A) Deferred development costs
Under U.S. GAAP, development costs are expensed as incurred. Under Canadian GAAP, certain development costs are capitalized and amortized over their estimated useful lives if they meet the criteria for deferral.

B) Deferred pre-operating costs
Under U.S. GAAP, pre-operating costs are expensed as incurred. Under Canadian GAAP, the amounts are deferred and amortized over five years based on the expected period and pattern of benefit of the deferred expenditures.

C) Financial instruments
Prior to April 1, 2007
Foreign currency derivatives
Under Canadian GAAP, the Company’s derivatives, not used for speculative purposes and that did not qualify for hedge accounting were carried at fair value on the consolidated balance sheet, with changes in fair value recognized into earnings.
There was no difference in accounting between Canadian GAAP and U.S. GAAP in respect to these derivatives.

The derivatives embedded within host contracts were not separately accounted for and the Company’s derivatives that qualified and had been designated as part of a hedging relationship were off-balance sheet items. The Company recognized the gains and losses on foreign currency derivatives entered into for hedging purposes in income concurrently with the recognition of the transactions being hedged.

For U.S. GAAP, the Company recognized all of its derivatives, including embedded derivatives in host contracts, on the consolidated balance sheet at fair value with realized and unrealized gains and losses resulting from the change in fair value of derivatives recognized in earnings as the gains and losses arose and not concurrently with the recognition of the transactions being hedged.

Interest rate swap
Under Canadian GAAP, the interest payments relating to interest rate swaps were recorded in net earnings over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense. Also the deferred gain on interest rate swaps was amortized against the interest expense of the relevant long-term debt over the remaining terms of the swaps.

Under U.S. GAAP, the interest rate swaps were recorded on the consolidated balance sheet at fair value with changes in fair value recognized in earnings. The Company did not apply the optional hedge accounting provisions of Statement of Financial
Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, SFAS 138, Accounting for
Certain Derivative Instruments and Hedging Activities – an amendment of SFAS 133 and SFAS 149, Amendment of Statement
133 on Derivative Instruments and Hedging Activities. As a result, the amortization of the deferred gain and the remaining unamortized amount on interest rate swaps under Canadian GAAP is reversed for the purposes of U.S. GAAP.

CAE Year-End Financial Results 2009 | 53

Notes to the Consolidated Financial Statements Effective April 1, 2007

The Company adopted CICA Handbook Section 3855, Financial Instruments Recognition and Measurement, which requires the Company to recognize all of its derivative instruments (whether designated in hedging relationships or not, or embedded within hybrid instruments) at fair value on the consolidated balance sheet.

Under Canadian GAAP, the accounting for changes in fair value (i.e. gains and losses) of derivatives instruments depends on whether it has been designated and qualifies as part of a hedging relationship.

Cash flow hedges

For strategies designated as cash flow hedges, the effective portion of the changes in the fair value of the derivative is accumulated in Other Comprehensive Income (OCI) until the variability in the cash flow being hedged is recognized in earnings in future accounting periods. For cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. The ineffective portion of cash flow hedges is recorded in earnings in the current period.

Under U.S. GAAP, realized and unrealized gains and losses resulting from the change in fair value of derivatives that qualify and have been designated as part of a hedging relationship are recognized in earnings as the gains and losses arise and not concurrently with the recognition of the transactions being hedged, as the Company has not chosen to apply the optional hedge accounting provisions of SFAS 133, 138 and 149 for cash flow hedges. As such, all amounts accumulated in OCI under Canadian GAAP are reversed into earnings and retained earnings for U.S. GAAP purposes.

Fair value hedges

The Company has an outstanding interest rate swap contract that replaced a swap contract that had previously been put in place when the private placement was raised. The existing swap contract is designated as a fair value hedge of its private placement resulting from changes in LIBOR interest rates. With regards to the outstanding fair value hedge, the gains or losses on the hedged items attributable to the hedged risk are accounted for as an adjustment to the carrying value of the hedged items. For the fair value hedge that was discontinued prior to the transaction date, the carrying amount of the hedged item is adjusted by the remaining balance of any deferred gain or loss on the hedging item. As such, the debt basis adjustment has been recorded with the private placement as an increase to the gross long-term debt amount.

Under U.S. GAAP, the interest rate swap is recorded on the consolidated balance sheet at fair value with changes in fair value recognized in earnings. The Company did not apply the optional hedge accounting provisions of SFAS 133, 138 and 149 for fair value hedges. As a result, the debt basis adjustment has been recorded in earnings for U.S. GAAP purposes.

Embedded foreign currency derivatives

Under Canadian GAAP, the Company elects to record, as a single contract, an embedded foreign currency derivative in a host contract that is not a financial instrument, provided:

(i)	it is not leveraged;
(ii)	it does not contain an option feature; and
(iii)

it requires payments denominated in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (for example, a relatively stable and liquid currency that is commonly used in local business transactions or external trade).

This policy choice is not permitted under U.S. GAAP. U.S. GAAP requires the embedded derivative to be bifurcated from the host contract, unless the currency is the functional currency of one of the substantial parties to the contract or is the routinely denominated currency for that particular good or service.

Transaction costs

Since April 1, 2007, under Canadian GAAP, the Company elected to record transaction costs with the asset or liability to which they are associated thereby reclassifying deferred financing costs from other assets to long-term debt. Under U.S. GAAP, transaction costs are recorded as deferred financing costs presented in other assets.

Effective April 1, 2008

Fair value measurement

The Company adopted SFAS 157, Fair Value Measurements, on April 1, 2008. The new standard includes a definition of fair value as well as a framework for measuring fair value. In February 2008, FASB issued SFAS 157-2, Effective Date of FASB Statement No. 157, delaying the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis until fiscal years beginning after November 15, 2008.

Under Canadian GAAP, the Company measures its available-for-sale financial asset at cost as no readily available market value exists according to Section 3855, Financial Instruments – Recognition and Measurement. Under U.S. GAAP, SFAS 157-3,

Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, provides guidance to determine the fair value when a market value is not readily available.

54 | CAE Year-End Financial Results 2009

Notes to the Consolidated Financial Statements

D)	Reduction in stated capital
On July 7, 1994, the Company applied a portion of its deficit as a reduction of its stated capital in the amount of $249.3 million.
Under U.S. GAAP, the reduction of stated capital would not be permitted.

E)	Foreign currency translation adjustment
In fiscal 2009, the Company transferred to consolidated earnings a gain of $1.8 million, net of tax expense of $0.1 million as a result of reductions in net investments in self-sustaining foreign operations. Under U.S. GAAP, the reduction in currency translation adjustment account for this transaction is not permitted.

F)	Defined benefit and other post-retirement benefit plans
Until the application of SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans – an
amendment of FAS Statements No. 87, 88, 106 and 132(R), the provisions under U.S. GAAP of SFAS 87, Employers’
Accounting for Pensions, required that if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the consolidated balance sheet is less than the minimum liability. Any portion of the additional liability that relates to unrecognized past service costs is recognized as an intangible asset while the remainder is charged to comprehensive income. The concept of an additional minimum liability does not currently exist under Canadian GAAP.

As at March 31, 2007, the Company prospectively adopted SFAS 158. Under this statement, the over-funded or under-funded status of a defined benefit pension and other post-retirement benefit plans is recognized as an asset or liability on the consolidated balance sheet. Any unrecognized actuarial gains or losses, prior service cost or credits and unrecognized net transitional assets or obligations are recognized as a component of accumulated other comprehensive income. This concept does not currently exist under Canadian GAAP.

Under Canadian GAAP, plan assets and obligations measured as at the date of the annual financial statements or not more than three months prior to that date. The Company measures its plan assets and obligations on December 31 of each year. Under
U.S. GAAP, SFAS 158 requires defined benefit plan assets and obligations to be measured as at the year end balance sheet date, March 31 of each year.

G)	Share issue costs
Under Canadian GAAP, costs related to share issuance can be presented in retained earnings, net of taxes. In fiscal 2004, the
Company included share issued costs of $5.1 million into its retained earnings. Under U.S. GAAP, these costs were recorded as a reduction of capital stock.

H)	Stock-based compensation
Under Canadian GAAP, the Company has adopted Emerging Issues Committee (EIC)-162, Stock-Based Compensation for
Employees Eligible to Retire Before the Vesting Date, in the third quarter of fiscal 2007, with restatement of prior periods. Under
U.S. GAAP, the Company adopted SFAS No. 123R, Share-Based Payment (revised 2004), on April 1, 2006, which has the same requirements as EIC-162 under Canadian GAAP except that SFAS 123R is to be applied prospectively from April 1, 2006 to new option awards that have retirement eligibility provisions. The nominal vesting period approach is continued for any option awards granted prior to adopting SFAS 123R and for the remaining portion of unvested outstanding options. Consequently, this creates a discrepancy in the compensation expense reported in each year.

I)	Accounting for joint ventures
U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the SEC, accounting for joint ventures need not to be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.

J)	Investment tax credits
Under Canadian GAAP, the Company records its ITCs arising from research and development activities on a net basis against the costs to which they relate. Under U.S. GAAP, when the Company recognizes its federal ITCs into earnings, the credit is reflected as a reduction of tax expense.

Change in accounting policies Defined benefit pension and other post-retirement plans

In September 2006, the FASB issued SFAS 158. The recognition requirement of SFAS 158 was adopted as at March 31, 2007 as required per SFAS 158. However, in regards to the measurement requirement which requires to measure defined benefit plan assets and obligations as of the year-end balance sheet date, this was adopted in fiscal year 2009.

As a result, the Company recorded a reduction of $2.1 million, net of tax recovery of $0.8 million to retained earnings representing the net periodic benefit cost for the period between January 1, 2008 and March 31, 2008.

Fair value measurements

On April 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The standard is effective for fiscal periods beginning after November 15, 2007 and was applied prospectively, except for certain financial instruments where it had to be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption.

CAE Year-End Financial Results 2009 | 55

Notes to the Consolidated Financial Statements

At the same time, the Company adopted Staff Position (FSP) SFAS 157-1: Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Clarification or Measurement under Statement 13. This FSP amends SFAS 157 to exclude SFAS 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases.

In October 2008, FASB issued FSP SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS-157 in an inactive market and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

As a result, the Company recorded an increase in Accumulated other comprehensive income of $1.5 million, net of tax expense of $0.3 million representing the change in fair value at April 1, 2008.

The fair value option for financial assets and financial liabilities

On April 1, 2008, the Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement. This statement is effective as of the beginning of the first fiscal year that begins after November 15, 2007. This statement should not be applied retrospectively to fiscal years beginning prior to the effective date, except as permitted under certain circumstances if adopted earlier. The Company has not chosen to use the fair value option. This new standard did not have any impact on the Company’s consolidated financial statements.

Offsetting of amounts related to certain contracts

On April 1, 2008, the Company adopted FSP FIN 39-1, Amendment of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts. This FSP replaces the terms conditional contracts and exchange contracts with the term derivative instruments as defined in SFAS 133, Accounting for Derivative Instruments and Hedging Activities. It also permits a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with the related accounting literature. This staff position is effective for fiscal years beginning after November 15, 2007 although early application is permitted. This staff position should be applied retrospectively as a change in accounting principle for all financial statements presented. This new standard did not have any impact on the Company’s consolidated financial statements.

Future changes to accounting standards

Fair value measurements

In February 2008, the FASB issued FSP FAS 157-2: Effective Date of FASB Statement No. 157. This FSP delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Business combination and non-controlling interests in consolidated financial statements

In December 2007, FASB issued SFAS No. 141(R), Business Combinations, and No. 160, Non-controlling Interests in Consolidated Financial Statements. These statements require a greater number of acquired assets and assumed liabilities to be measured at fair value as at the acquisition date. As well, liabilities related to contingent consideration should be remeasured to fair value at each subsequent reporting period. In addition, an acquirer should expense all acquisition-related costs in the pre-acquisition period. Finally, non-controlling interests in subsidiaries should initially be measured at fair value and classified as a separate component of equity. These statements shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. For business combinations in which the acquisition date was before the effective date of this statement, the acquirer shall apply the requirements of Statement 109, Accounting for Income Taxes, as amended by this statement, prospectively.

56 | CAE Year-End Financial Results 2009

				Notes to the Consolidated Financial Statements

Additional U.S. GAAP disclosures
i) Statements of earnings

(amounts in millions)	Notes		2009		2008		2007
		Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	I	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Revenues from sales of
simulators (a)	C	$961.0	$969.0	$819.0	$813.7	$705.6	$699.0
Revenues from sales of training
and services (a)	C	$701.2	$701.9	$604.6	$604.6	$545.1	$545.4
Cost of sales from simulators (b) A,B,C,F,J		$668.6	$684.4	$572.2	$575.5	$507.8	$509.9
Cost of sales from training and
services (b)	A,B,C,F,J	$422.6	$423.8	$359.9	$362.6	$308.8	$317.3
Rental expenses		$72.4	$72.4	$66.1	$66.1	$72.6	$72.6
Selling, general
and administrative expenses	H	$194.1	$196.3	$186.5	$192.4	$166.9	$161.7
Foreign exchange loss (gain)	C,E	$0.9	$6.7	$(12.6)	$(26.1)	$(2.9)	$(15.4)
Interest expense, net	C	$20.2	$26.9	$17.5	$19.6	$10.6	$9.8

(a)	Taxes assessed by government authorities that are directly imposed on revenue-producing transactions between the Company and customers are excluded from revenue.
(b)	Includes research and development expenses.
ii)	Balance sheet

Accounts payable and accrued liabilities on a U.S. GAAP basis are presented as follows:

(amounts in millions)		2009	2008
Accounts payable trade		$257.0	$180.4
Contract liabilities		62.4	77.9
Income tax payable		8.1	8.0
Other accrued liabilities		179.0	192.1
Accounts payable and accrued liabilities		$506.5	$458.4

Accounts receivable from governments amounted to $90.9 million as of March 31, 2009 (2008 – $77.2 million).

iii) Income taxes
The components of earnings before income taxes on a Canadian GAAP basis are as follows:

(amounts in millions)	2009	2008	2007
Earnings before income taxes
Canada	$155.9	$147.2	$38.8
Other countries	127.5	86.8	140.0
	$283.4	$234.0	$178.8
Current income taxes
Canada	$65.2	$30.8	$53.8
Other countries	9.7	12.0	10.1
	$74.9	$42.8	$63.9
Future income taxes
Canada	$(17.7)	$19.9	$(41.2)
Other countries	25.7	6.5	27.0
	$8.0	$26.4	$(14.2)
Total income tax expense	$82.9	$69.2	$49.7

CAE Year-End Financial Results 2009 | 57

Notes to the Consolidated Financial Statements iv) Product warranty costs

The Company has warranty obligations in connection with the sale of its civil and military simulators. The original warranty period is usually for a two-year period. The cost incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time revenue is recognized. The Company estimates its warranty cost for a given product based on past experience. The change in the Company’s accrued warranty liability both on a Canadian and U.S. GAAP basis, is as follows:

(amounts in millions)	2009	2008
Accrued warranty liability at beginning of year	$12.6	$10.7
Warranty settlements during the year	(5.9)	(5.9)
Warranty provisions	9.1	7.5
Adjustments for changes in estimates	0.3	0.3
Accrued warranty liability at the end of the year	$16.1	$12.6

NOTE 27 – COMPARATIVE FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

NOTE 28 – SUBSEQUENT EVENTS

xwave

During the second quarter of fiscal year 2009, the Company signed an asset purchase agreement to acquire Bell Aliant’s Defence, Security and Aerospace business unit which currently operates under the xwave brand. As at March 31, 2009, this transaction was not yet closed and the Company has not consolidated xwave. The acquisition closed on May 1, 2009.

Restructuring

On May 14, 2009, the Company introduced actions required to size the company to current and expected market conditions. The actions will be concentrated in two phases – the first of which is already underway. Overall, we will be laying off 700 employees: 380 in the coming weeks and the balance in the fall. All employees affected will be advised in the coming days. Approximately 600 out of the 700 employees affected are based in Montreal where we produce our civil simulators, the rest are based in our other locations around the world. The impact for both phases will be recorded in the first quarter of fiscal year 2010.

58 | CAE Year-End Financial Results 2009